UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20459

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

GMARKET INC.

(Name of Subject Company)

GMARKET INC.

(Name of Person(s) Filing Statement)

Common stock, par value KRW 100 per share

American depositary shares, as evidenced by American depositary receipts,

each representing one share of common stock

(Title of Class of Securities)

The Common Stock, which is not traded on U.S. markets, has not been assigned a

CUSIP number.

The CUSIP number for the related American depositary shares is 38012G100.

(CUSIP Number of Class of Securities)

Duckjun (D.J.) Lee

Senior Managing Director and Chief Financial Officer

9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912,

Korea

82-2-1566-5701

(Name, address and telephone number of person

authorized to receive notices and communications

on behalf of the persons filing statement)

with copies to:

Robert B. Robbins, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, NW Washington, DC 20037-1122 (202) 663-8136	Mark J. Lee, Esq. Orrick, Herrington & Sutcliffe LLP 43rd Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 2218 9118	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 (415) 773-5830

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)    Name and Address. The name of the subject company is Gmarket Inc., a company organized under the laws of the Republic of Korea (the “Company”). The principal executive offices of the subject company are located at 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea and its telephone number is 82-2-1566-5701. As used in this Schedule 14D-9, the term “Korea” refers to the Republic of Korea. Unless otherwise indicated, all dates set forth in this Schedule 14D-9 are dates in time zones in the United States.

(b)    Securities. The titles of the classes of equity securities (together, the “Company Securities”) to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements hereto, and including all exhibits hereto, this “Schedule 14D-9”) relates are the Company’s (i) Common Stock, par value KRW 100 per share (the “Common Stock”), and (ii) American Depositary Shares, each of which represents one share of Common Stock (“Company ADSs”). As of April 16, 2009, there were 50,423,122 shares of Common Stock issued and outstanding (including shares of Common Stock underlying Company ADSs), of which 27,498,141 were held in the form of Company ADSs.

Introductory Note Regarding Exchange Rates.

The Company conducts nearly all of its business in Korea, and effects many transactions in the currency of Korea, the South Korean Won (“Won” or “KRW”). Accordingly, in various places in Items 3 and 4 of this Schedule 14D-9, amounts are expressed in Won or in the Won-equivalent of a stated U.S. Dollar amount. The conversion of Won into U.S. Dollars in this Schedule 14D-9 is based on the exchange rate as reported by Bloomberg Composite (NY) (“Bloomberg”). Such exchange rates are quoted at the U.S. market close at 5:00 p.m. Eastern Time on the conversion date.

The exchange rates reported in Bloomberg at the end of each calendar quarter during the time period discussed in Item 4 of this Schedule 14D-9 under the subsection entitled “Background of the Offer,” and the average, high and low rates for such quarters, are set forth in the table below solely for general contextual information.

	(Won per U.S. $1.00)
Quarter Ended	At the End of the Quarter	Average	High	Low
March 31, 2009	1,367.25	1,415.07	1,582.30	1,259.55
December 31, 2008	1,259.55	1,364.87	1,514.50	1,190.50
September 30, 2008	1,186.50	1,064.22	1,186.50	995.05
June 30, 2008	1,047.25	1,017.90	1,050.50	973.90
March 31, 2008	991.00	955.91	1,021.05	936.00
December 31, 2007	936.05	921.81	943.70	902.10
September 30, 2007	915.25	927.50	946.90	913.90
June 30, 2007	923.60	928.94	937.35	923.00
March 31, 2007	940.60	939.21	950.25	925.65
December 31, 2006	930.00	938.33	963.85	913.90
September 30, 2006	946.50	955.16	965.75	942.00
June 30, 2006	948.70	949.55	970.80	927.80
March 31, 2006	971.65	976.12	1,007.95	961.60
December 31, 2005	1,010.00	1,035.82	1,058.50	1,009.35
September 30, 2005	1,042.40	1,028.87	1,054.00	1,012.00

Item 2.	Identity and Background of Filing Person.

(a)    Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)    Tender Offer. This Schedule 14D-9 relates to a cash tender offer by eBay KTA (UK) Ltd., a company organized under the laws of the United Kingdom (“Acquisition Sub”) and an indirect wholly-owned subsidiary of eBay Inc., a Delaware corporation (“Parent” or “eBay”), disclosed in a Tender Offer Statement on Schedule TO, dated May 4, 2009 (as amended or supplemented from time to time, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”), to purchase all of the issued and outstanding Company Securities, at a purchase price of U.S. $24.00 per Company Security (such amount, or any other amount per Company Security paid pursuant to such tender offer, the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase For Cash, dated May 4, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal for ADSs and Letter of Transmittal for Common Shares (as amended or supplemented from time to time, the “Letters of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and Letters of Transmittal are being mailed with this Schedule 14D-9, are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) hereto, respectively, and are incorporated herein by reference.

The Offer is being made to all holders of Company Securities (“Company Security Holders”) pursuant to a Share Allocation and Tender Offer Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and the Company (as it may be amended or supplemented from time to time, the “Share Allocation and Tender Offer Agreement”). The Share Allocation and Tender Offer Agreement provides, among other things, that following and subject to the satisfaction or waiver of the conditions set forth in the Share Allocation and Tender Offer Agreement and upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letters of Transmittal, Acquisition Sub will purchase the Company Securities tendered in the Offer at that time when the Offer has expired in accordance with its terms and all conditions to the acceptance of validly tendered Company Securities as provided in the Offer to Purchase have been satisfied or, to the extent permitted, waived. The date on which Acquisition Sub first accepts Company Securities for payment pursuant to the Offer is referred to in this Schedule 14D-9 as the “Acceptance Date.” Each Company Security that is not tendered in the Offer prior to the expiration of the Offer or, if there is a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the terms of the Offer, during such subsequent offering period (a “Subsequent Offering Period”), shall remain outstanding, and the holders of such Company Securities shall become minority holders of Company Securities. The Company has been informed by Parent that Acquisition Sub will cause the Company to take all necessary steps to delist the Company ADSs from The Nasdaq Stock Market promptly after the Acceptance Date. In addition, following the Acceptance Date, the Company has been informed by Parent that Acquisition Sub will cause the Company to terminate the existing Deposit Agreement, dated as of July 5, 2006, between the Company and Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners of the Company ADSs issued thereunder (the “Deposit Agreement”), under which the Company ADSs were issued. A copy of the Share Allocation and Tender Offer Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Pursuant to the Share Allocation and Tender Offer Agreement, the Company has agreed to sell to Acquisition Sub, and Acquisition Sub has agreed to purchase from the Company, 23,131,071 newly issued shares of Common Stock (the “Share Allocation”) to be issued by the Company (the “New Shares”) for a price per New Share equal to the Offer Price, or an aggregate purchase price of approximately U.S. $555.1 million in cash. The Company has also agreed to purchase all of the shares of Internet Auction Co., Ltd., a company organized under the laws of Korea (“IAC”), held by Acquisition Sub pursuant to a separate share purchase agreement dated as of April 16, 2009, among Parent, the Company and Acquisition Sub (the “IAC Share Purchase Agreement”). It is contemplated that the issuance and sale of the New Shares to Acquisition Sub will close within a few business days following the Acceptance Date and that the purchase of the shares of IAC by the Company will occur within a few business days thereafter.

According to the Offer to Purchase, the address of the principal executive offices of Parent is 2145 Hamilton Avenue, San Jose, CA 95125, and the telephone number of the principal executive offices of Parent is (408) 376-7400. According to the Offer to Purchase, the address of the principal executive offices of Acquisition

Sub is Hotham House, 1 Heron Square, Richmond upon Thames, Surrey, TW9 1EJ, United Kingdom, and the telephone number of the principal executive offices of Acquisition Sub is 44-20-8605-3000.

The Company has supplied all information contained in this Schedule 14D-9 about the Company. Parent has supplied all information contained in this Schedule 14D-9 about Parent, Acquisition Sub and IAC. With respect to the information disclosed below in Item 4 of this Schedule 14D-9 under the subsection entitled “The Solicitation or Recommendation—Background of the Offer,” Interpark Corporation (“Interpark”) has supplied to the Company the information contained therein about the Significant Shareholders (as defined herein) not known by the Company.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, Item 4 below or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Acquisition Sub or their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors and affiliates are described below.

Interests of Certain Persons.

Certain members of management and the Board of Directors of the Company (the “Company Board”) may be deemed to have interests in the transactions contemplated by the Share Allocation and Tender Offer Agreement that are different from or in addition to their interests as Company Security Holders generally. The Company Board was aware of these interests and considered them, among other matters, in approving the Share Allocation and Tender Offer Agreement and the transactions contemplated thereby.

Directors and Executive Officers of the Company.

The directors and executive officers of the Company as of April 14, 2009 are as set forth below.

Directors and Executive Officers	Position/Title
Young Bae Ku	Representative Director and Chief Executive Officer
Duckjun (D.J.) Lee	Senior Managing Director and Chief Financial Officer
Dae Sik Yang	Managing Director and Chief Technology Officer
Kwang Jin Ryoo	Managing Director—e-Market Operations
Jae Ho Lee	Vice President—Development Operations
Paul J. Lee	General Counsel
Ki-Hyung Lee	Non-Standing Director and Chairman of the Board of Directors
Sang Kyu Lee	Non-Standing Director
John E. Milburn	Outside Director
Dean Geehun Kim	Outside Director
Massoud Entekhabi	Outside Director and Chairman of the Audit Committee
Hakkyun Kim	Outside Director and Audit Committee Member
Joon-Ho Hahm	Outside Director and Audit Committee Member
Rose Tsou	Non-Standing Director

Young Bae Ku has served as the Company’s chief executive officer and representative director since October 2001. Prior to assuming such position, Mr. Ku was the Company’s director in charge of business operations from March to October of 2001. Prior to joining the Company in October 2000, Mr. Ku led the development of Goodsdaq pilot service at Interpark from August 1999 to April 2000 and was responsible for business development in the United States for Interpark Goodsdaq Corporation from April to September 2000. Before joining Interpark, Mr. Ku led field operations in oilfield services for Schlumberger in the Middle East and India from March 1991 to June 1999. Mr. Ku received a Bachelor’s degree in Petroleum and Mineral Engineering from Seoul National University.

Duckjun (D.J.) Lee has served as the Company’s chief financial officer since July 2005 and in 2008 also became a senior managing director of the Company. Prior to joining the Company, Mr. Lee was an investment banker at Credit Suisse First Boston, Seoul Branch, Citigroup and Schroders from 1997. As an investment banker, Mr. Lee advised Korean and multinational companies on cross-border mergers & acquisitions, corporate restructuring and capital markets transactions across various industries, including technology, telecommunications, consumer, industrial and financial services. Mr. Lee received a Bachelor’s degree in Business Administration from Seoul National University and a Master of Science in Accounting and Finance from the London School of Economics and Political Science.

Dae Sik Yang has served as the Company’s chief technology officer since October 2000 and is currently a managing director and the head of the Company’s research and development center. Mr. Yang joined the Company in February 2000. Prior to that, he was a software developer at Korea Securities Computer Corporation, or KOSCOM, from August 1998 to February 2000. Mr. Yang was involved from the beginning in the development of the e-commerce platform currently being used by the Company, and has held supervisory position. While at KOSCOM, Mr. Yang led the efforts to develop information processing programs. Mr. Yang received a Bachelor’s degree in Computer Engineering from Seoul National University.

Kwang Jin Ryoo joined the Company in 2000, and has been the Company’s managing director—e-Market Operations since April 2007. From January 2006 until April 2007, Mr. Ryoo served as the vice president—e-Market Operations. Prior to assuming that position, Mr. Ryoo served as assistant manager, deputy manager and general manager of various marketing departments, including the Company’s electronics and computers department, e-Market business division and e-Market category management division. Prior to joining the Company, Mr. Ryoo worked at Duzon Digitalware Co., Ltd. from March 1999 to April 2000, where he was responsible for marketing and conducting beta testing for newly developed software programs. Mr. Ryoo received a Bachelor’s degree in Law from Kangnam University.

Jae Ho Lee has been the vice president—Development Operations since December 2007, having joined the Company in 2001. From June 2004 until January 2007, Mr. Lee served as a division manager of the development department. Prior to assuming that position, Mr. Lee served as assistant manager, deputy manager and general manager of various development departments, including the front and back-end and application development department. Prior to joining the Company, Mr. Lee worked at Interpark from March 2000 to February 2001, where he worked on front and back-end and application programming for Interpark’s site service. Before joining Interpark, Mr. Lee worked at Inetworks Corporation as a Visual C++, Java programmer. Mr. Lee received a Bachelor’s degree in Computer Science from Kangnam University.

Paul J. Lee has served as the Company’s general counsel since February 2006. Prior to joining the Company, Mr. Lee was a foreign legal consultant at Kim & Chang in Seoul from August 2001 to December 2005, where his primary practice areas included mergers and acquisitions and general corporate matters. Previously, Mr. Lee worked at Squire Sanders & Dempsey LLP in Los Angeles from October 1999 to June 2001 as a corporate associate. Mr. Lee received a Bachelor’s degree in Political Science from Columbia College and a Juris Doctor degree from the Columbia University School of Law.

Ki-Hyung Lee has served as the Company’s director since April 2000 and the chairman of the Company Board since December 2, 2005. Mr. Ki-Hyung Lee (“Chairman Lee”) has been the chairman of the board of Interpark, the Company’s largest shareholder and a competitor of the Company, since October 1997. Chairman

Lee also served as the co-chief executive officer of Interpark from October 1997 until May 2008, when he became the sole chief executive officer of Interpark. Chairman Lee was responsible for establishing Interpark in October 1997, one of the earliest e-commerce business companies in Korea, which was begun as a business unit within Dacom Corporation. Chairman Lee has led Interpark’s efforts to expand its online business to ticketing, tourism and shopping. Chairman Lee also serves as a director of Korea On-Line Shopping Association. Chairman Lee received a Bachelor’s degree in Astronomy from Seoul National University. Chairman Lee and Interpark have entered into agreements with the Company as described below in this Item 3.

Sang Kyu Lee has served as the Company’s director since April 2000. Mr. Lee was the Company’s chief executive officer, from April 2000 to September 2001. Mr. Lee is currently the chief executive officer and a director of Interpark Shopping, which is a division of Interpark INT, a wholly-owned subsidiary of Interpark. Prior to becoming the chief executive officer of Interpark Shopping, Mr. Lee served in various roles, including as co-chief executive officer of Interpark, head of strategy, managing director and executive vice president of Interpark. Mr. Lee received a Bachelor’s degree in International Economics from Seoul National University. Interpark and Chairman Lee have entered into agreements with the Company as described below in this Item 3.

John E. Milburn has served as the Company’s director since December 2004. Mr. Milburn has been the managing general partner of Newton Technology Partners, a firm specializing in technology investments in Korea, since January 2000. He is an advisor to many companies in Korea and throughout the Asia Pacific region, particularly telecommunications companies. Mr. Milburn was vice president in charge of Internet Technology and Business Development at Dacom Corporation from December 1996 to September 2000. While at Dacom he was responsible for developing the largest consumer and commercial ISP in Asia. He was also instrumental in creating new value-added services businesses, and was the founder of KIDC, the highest traffic Internet data center in the world. Mr. Milburn received a Bachelor’s degree in Nuclear Engineering from the University of California at Berkeley, was a scientist with the U.S. Department of Energy for 10 years, and has lived and worked in Korea since May 1991.

Dean Geehun Kim has served as the Company’s director since July 2007. Mr. Kim is the founder, President and CEO of Stonebridge Capital Inc., a major venture capital and private equity investor in Korea that focuses on the IT and media industries for its venture investment portfolio and invests in a wide range of companies. Stonebridge Capital was spun off in December, 2008 from IMM Investment Corporation where Mr. Kim was the co-founder, President and CEO. Mr. Kim has worked for IMM Investment Corporation for the last 10 years and has broad experience in the investment field from venture investment to large cap buyout deals in the IT and entertainment industries. Mr. Kim has also served as President and CEO of each of IMM Venture Capital, IMM Asset Management and IHQ Co. Ltd., one of the largest entertainment companies in Korea in which IMM was the largest shareholder. Mr. Kim received a Bachelor of Science degree in Molecular Biology from Seoul National University and a Master of Business Administration degree from MIT Sloan School of Management. Mr. Kim also completed an Executive Program from Columbia Business School in September, 2008.

Massoud Entekhabi has served as the Company’s director since December 2005 and serves as the chairman of the Company’s audit committee. Mr. Entekhabi is a managing director and founder of Zenith Equity Partners, a private equity firm based in Southern California. Prior to founding Zenith Equity Partners, from 2000 to 2003, Mr. Entekhabi was a general partner and managing director of TL Ventures, a nationally focused venture capital firm with over U.S. $1.4 billion under management. From 1973 to 2000, Mr. Entekhabi was with Coopers & Lybrand LLP and PricewaterhouseCoopers LLP, where he held various senior management positions and was a partner. Mr. Entekhabi is Fellow of Institute of Chartered Accountants in England & Wales and is also a Certified Public Accountant in the United States.

Hakkyun Kim has served as the Company’s director and member of the Company’s audit committee since December 2005. Mr. Kim is currently a partner at Pillsbury Winthrop Shaw Pittman LLP, a major U.S.-based law firm, in their Washington, DC office, where he focuses his practice on business and public policy matters affecting clients from, or with interests in, Korea and Asia. Previously, Mr. Kim worked at various other major U.S.-based law firms, where he represented Korean companies in connection with establishment of new operations in the U.S., including compliance with U.S. regulatory requirements. Prior to practicing law, Mr. Kim served as an economist at The Bank of Korea, the central bank of Korea, for over 10 years, where he worked in the areas of foreign asset management, domestic open market operation and monetary policy decision making. Mr. Kim received a Bachelor’s degree in Law and Economics from Seoul National University and a Juris Doctor degree from the University of Minnesota Law School. The Special Committee (as defined herein) engaged Pillsbury Winthrop Shaw Pittman LLP to represent it in connection with the negotiation of the Share Allocation and Tender Offer Agreement.

Joon-Ho Hahm has served as the Company’s director and member of the Company’s audit committee since December 2005. Mr. Hahm is an Associate Professor of the Graduate School of International Studies at Yonsei University in Korea. Mr. Hahm’s focus is on financial markets and institutions, bank supervision, exchange rates and interest rates, risk management, debt management and consumption and savings. Mr. Hahm has served in a variety of consultative roles for the Korean government and international organizations, including the World Bank. Mr. Hahm is also serving as an outside non-executive director of Korea Deposit Insurance Corporation and a member of the Advisory Committee of Hana Bank. Mr. Hahm received a Bachelor’s degree in English Literature and Business Administration from Seoul National University in 1986, a Master of Business Administration from Columbia University in 1988 and a Ph.D. in Finance and Economics from Columbia University in 1993.

Rose Tsou joined the Company Board on March 31, 2009. She joined Yahoo! Taiwan as general manager in 2000, and was promoted to senior vice president of Yahoo! Asia in April 2007. From 2001 to 2007, Ms. Tsou served as managing director of Yahoo! Taiwan. Prior to working for these companies, Ms. Tsou was the General Manager of MTV Taiwan for over two years where she successfully turned MTV to be the most popular music channel. Earlier in her career, Ms. Tsou held positions at UFO/ Warner Music, Procter & Gamble Taiwan and Ogilvy & Mather Taiwan. Ms. Tsou holds an MBA degree from J.L. Kellogg School of Business, Northwestern University, as well as a masters degree of mass communications from Boston University. Yahoo! Inc. and Yahoo! Korea Yuhan Hoesa (“Yahoo! Korea”) together beneficially own approximately 9.98% of the Company Securities, and have entered into agreements with the Company as described below in this Item 3.

Treatment of Company Securities and Options held by Executive Officers and Directors in the Offer.

Treatment of Company Securities Under the Share Allocation and Tender Offer Agreement. If each of the directors and executive officers of the Company were to tender the Company Securities each owns for purchase pursuant to the Offer, each would receive the same per security cash consideration on the same terms and conditions as the other Company Security Holders who tender their Company Securities pursuant to the Offer. Any outstanding Company Securities owned by such directors and executive officers and not tendered in the Offer will remain outstanding. Please see the section below entitled “Major Company Security Holders” for a list of the aggregate number of securities held by the directors and executive officers of the Company as of April 14, 2009.

Treatment of Vested Options Under the Share Allocation and Tender Offer Agreement. Holders of any vested options to purchase shares of Common Stock have the right, exercisable at any time, including during the tender offer period, to pay to exercise their options and, if exercised prior to or during the tender offer period (including any Subsequent Offering Period), to tender their shares to Acquisition Sub in the Offer.

Treatment of Unexercised Vested and Unvested Options Under the Share Allocation and Tender Offer Agreement. The Company’s stock options (“Company Options”) that are not exercised prior to the expiration of the Offer will remain outstanding following the completion of the Offer. Pursuant to the Share Allocation and Tender Offer Agreement, within 30 days after the Acceptance Date, or if there is a subsequent offering period with respect to the Offer, within 30 days after the expiration date of any subsequent offering period as it may be extended, eBay will make an offer (the “Replacement Offer”) to each holder of outstanding Company Options to grant to such holder, in exchange for the agreement in writing to the cancellation of such holder’s Company Option, a newly-issued option to purchase shares of common stock of eBay (a “Replacement Option”). The terms of the Replacement Offer will include the following:

•

Options Granted Before January 1, 2009. If the original Company Option that will be canceled in the Replacement Offer was granted before January 1, 2009 (a “Pre-2009 Option”): (i) the number of eBay shares subject to the Replacement Option issued pursuant to the Replacement Offer would be determined by multiplying the number of shares of Common Stock that were subject to such Pre-2009 Option immediately prior to the cancellation thereof by the fraction having a numerator equal to the Offer Price, subject to adjustment for any stock split or other similar transaction involving the Company Securities between (or having a record date between) the Acceptance Date and the date of grant of such Replacement Option, and having a denominator equal to the average of the closing sale prices of a share of eBay stock as reported on the Nasdaq Global Select Market for each of the 20 consecutive trading days ending on (and including) the trading day immediately preceding the date of grant of such Replacement Option, subject to adjustment for any stock split or other similar transaction involving eBay shares between (or having a record date between) the date of the Share Allocation and Tender Offer Agreement and the date of grant of such Replacement Option (the “Pre-2009 Option Conversion Ratio”), and rounding the resulting number down to the nearest whole number of eBay shares; and (ii) the per share exercise price for the eBay shares issuable upon exercise of such Replacement Option shall be determined by multiplying (a) the quotient of the per share exercise price in Won of shares of Common Stock subject to such Pre-2009 Option, as in effect immediately prior to the cancellation thereof, divided by the Pre-2009 Option Conversion Ratio; by (b) the average of the U.S. Dollar/Won exchange rate quoted in the Western Edition of the Wall Street Journal for each of the 20 consecutive business days immediately preceding the date of the Share Allocation and Tender Offer Agreement, and rounding the resulting exercise price up to the nearest whole cent. Any Replacement Option granted pursuant to the Replacement Offer with respect to a Pre-2009 Option will have the same term and exercisability as the Pre-2009 Option canceled pursuant to the Replacement Offer and will vest over four years as provided in the Share Allocation and Tender Offer Agreement; and

•

Options Granted On or After January 1, 2009. If the original Company Option that will be canceled in the Replacement Offer was granted on or after January 1, 2009 (a “2009 Option”), (i) the number of eBay shares subject to the Replacement Option issued pursuant to the Replacement Offer would be determined by multiplying the number of shares of Common Stock that were subject to such 2009 Option immediately prior to the cancellation thereof by the fraction having a numerator equal to the average of the closing sale prices of a Company ADS as reported on the Nasdaq Global Select Market for each of the 20 consecutive trading days ending on (and including) the trading day immediately preceding the date of the Share Allocation and Tender Offer Agreement, subject to adjustment for any stock split or other similar transaction involving the Company Securities between (or having a record date between) the date of the Share Allocation and Tender Offer Agreement and the date of grant of such Replacement Option, and having a denominator equal to the average of the closing sale prices of a share of eBay stock as reported on the Nasdaq Global Select Market for each of the 20 consecutive trading days ending on (and including) the trading day immediately preceding the date of the Share Allocation and Tender Offer Agreement, subject to adjustment for any stock split or other similar transaction involving eBay shares between (or having a record date between) the date of the Share Allocation and Tender Offer Agreement and the date of grant of such Replacement Option and rounding the resulting number down to the nearest whole number of eBay shares; and (ii) the per share exercise price for the eBay shares issuable upon exercise of such Replacement Option shall be the closing price of eBay stock on the date of grant of such Replacement Option. Any Replacement Option granted pursuant to the Replacement Offer with respect to a 2009 Option will have the same term and exercisability as the 2009 Option canceled pursuant to the Replacement Offer and will vest over four years as provided in the Share Allocation and Tender Offer Agreement.

Potential Payments to Directors and Officers If Vested Company Options are Exercised and Tendered in the Offer. As of April 14, 2009, the Company’s directors and executive officers held vested Company Options to purchase in the aggregate 33,958 shares of Common Stock, with an approximate aggregate KRW value of 9,273,105,621, calculated as described in footnote 1 below. The following table sets forth information concerning Company Options held by the Company’s directors and executive officers as of April 14, 2009.

Name of Director/ Executive Officer	Number of Shares Subject to Vested Company Options (#)	Number of Shares Subject to Unvested Company Options (#)		Value of Vested Company Options (KRW)(1)	Value of Unvested Company Options (KRW) (1)	Total Value Of All Company Options (KRW) (1)
Young Bae Ku	—	100,000		—	1,204,168,000	1,204,168,000
Duckjun (D.J.) Lee	230,000	100,000	*	6,379,206,400	2,773,568,000	9,152,774,400
Dae Sik Yang	—	—		—	—	—
Kwang Jin Ryoo	—	—		—	—	—
Jae Ho Lee	—	—		—	—	—
Paul J. Lee	16,250	16,250	*	369,454,800	369,454,800	738,909,600
Chairman Lee	—	—		—	—	—
Sang Kyu Lee	—	—		—	—	—
John E. Milburn	—	10,000		—	120,416,800	120,416,800
Dean Geehun Kim	—	10,000		—	120,416,800	120,416,800
Massoud Entekhabi	83,333	16,667	*	2,311,297,421	462,270,579	2,773,568,000
Hakkyun Kim	—	9,375	*	—	213,147,000	213,147,000
Joon-Ho Hahm	9,375	9,375	*	213,147,000	213,147,000	426,294,000
Rose Tsou	—	—		—	—	—

*	Unvested Company Options to accelerate upon a change of control of the Company. Provided that the Acceptance Date occurs, the Offer will constitute a change of control of the Company.

(1)	The amount reported in this column (a) is equal to the difference between the Offer Price of $24.00 per Company Security converted to KRW assuming an exchange rate of 1,322.32 KRW per $1.00 (as reported in Bloomberg on April 14, 2009), and the exercise price of the option and (b) excludes estimated withholding taxes and any other deductions.

Compensation of Officers.

The annual maximum aggregate amount of remuneration payable to the Company’s directors and executive officers is determined by a resolution of the holders of shares of Common Stock. The remuneration paid to the Company’s directors and executive officers, in the aggregate, during the year ended December 31, 2008 totaled approximately Won 1.46 billion (U.S. $0.95 million), which excludes Won 0.15 billion set aside or accrued to provide for retirement benefits to six of the Company’s executive officers. The accrued severance benefits for the Company’s executive officers as of December 31, 2008 were Won 0.36 billion (U.S. $0.23 million).

The following table sets forth information concerning the Company’s executive officer compensation for the last three completed fiscal years.

Fiscal Year 2008 Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Company Options	All Other Compensation	Total Compensation
		(KRW)	(KRW)	(KRW)(1)	(KRW)(2)	(KRW)
Young Bae Ku	2008	312,500,040	105,400,000	1,204,168,000	22,400,000	1,664,468,040
Representative Director,	2007	200,400,040	83,400,000	—	21,400,000	305,200,040
Chief Executive Officer	2006	200,000,000	53,300,000	—	14,395,806	267,695,806

Duckjun (D.J.) Lee	2008	215,000,070	52,000,000	—	15,850,000	282,850,070
Senior Managing Director, Chief Financial Officer	2007	188,317,530	33,400,000	—	15,700,000	237,417,530
	2006	150,000,000	479,300,000	—	10,653,871	639,953,871

Dae Sik Yang	2008	97,500,090	40,000,000	—	11,240,000	148,740,090
Managing Director, Chief Technology Officer	2007	88,020,130	38,999,840	—	13,300,000	140,319,970
	2006	80,000,160	23,700,000	—	10,653,871	114,354,031

Kwang Jin Ryoo	2008	87,500,130	52,000,000	—	11,000,000	150,500,130
Managing Director, e-Market Operations	2007	77,900,140	43,400,000	—	13,300,000	134,600,140
	2006	65,483,946	23,416,742	—	10,653,871	99,554,559

Jae Ho Lee	2008	76,250,130	40,000,000	—	11,320,000	127,570,130
Vice President, Development Operations	2007	63,066,740	20,493,460	—	1,260,000	84,820,200
	2006	56,730,120	11,962,540	—	0	68,692,660

Paul J. Lee	2008	107,500,170	34,357,595	—	200,000	147,057,765
General Counsel	2007	100,400,200	41,342.045	—	1,260,000	143,002,245
	2006	91,666,850	8,300,000	1,477,819,200	—	1,577,786,050

(1)	The amount reported in this column (a) is equal to the difference between the Offer Price of $24.00 per Company Security converted to KRW assuming an exchange rate of 1,322.32 KRW per $1.00 (as reported in Bloomberg on April 14, 2009), and the exercise price of the Company Option and (b) excludes estimated withholding taxes and any other deductions.

(2)	Consists of perquisites to the named executive officers.

Employment, Severance and Change of Control Arrangements with Company Officers.

Payments Required by Korean Law. Under Korean law and the related legally mandated Company Severance Payment Regulations, upon a change of control of the Company, the executive officers of the Company are not entitled to any payment as a result of such change of control. Further, in the event of a termination of the employment of an executive officer of the Company following a change of control, such executive officer of the Company is entitled to the same severance payments the person would have received had the Company not undergone a change of control. Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. The amount of these potential payments to the executive officers of the Company are listed in detail in the table entitled “Potential Payments Upon Termination or Change of Control” below.

Payments Required By Contract. The Company is a party to agreements with certain executive officers that provide for acceleration of Company Options in the event of a “change of control.”

The Company’s employment agreement with Duckjun (D.J.) Lee, Senior Managing Director and Chief Financial Officer of the Company, dated June 2, 2005, provides that all unvested Company Options held by Mr. Lee shall vest upon a change of control of the Company. The agreement provides that Mr. Lee’s Company Options will entitle Mr. Lee to participate in the benefits on the same terms as the selling shareholders in the event of a “change of control” transaction. Mr. Lee’s compensation is no longer governed by this agreement; instead it is determined by the Company Board on an annual basis. Mr. Lee is not entitled to any severance payments (other than the option acceleration described above) upon a change of control under this agreement.

The Company entered into a stock option agreement with Paul J. Lee, General Counsel of the Company, dated March 28, 2006, providing that upon a change of control transaction, all unvested Company Options held by Mr. Lee vest. Under the agreement, a change of control is as determined in good faith by the Company Board.

Provided that the Acceptance Date occurs, the Offer will constitute a change of control for purposes of the foregoing agreements.

The foregoing descriptions of the agreements with employees do not purport to be complete and are qualified in their entirety by reference to the same agreements filed as Exhibits (e)(16) and (e)(21), which are incorporated herein by reference.

Potential Payments to Executive Officers Upon Termination or a Change of Control.

The following amounts, calculated as of April 14, 2009, are potentially payable to the executive officers of the Company in the following situations:

	Termination Without Cause or Resignation For Good Reason (KRW) (1)	Termination for Cause or Resignation Without Good Reason (KRW) (1)	Change of Control (KRW) (2)	Additional Payments for Termination for Death/Disability (KRW) (3)
Young Bae Ku
Bonus	—	—	—	—
Severance Payment	319,490,080	319,490,080	—	319,490,080/95,847,030
Value of Accelerated Company Options	—	—	—	—
Value of Benefits Continuation	—	—	—	—
Value of Statutorily Mandated Payments	—	—	—	—
Duckjun (D.J.) Lee
Bonus	—	—	—	—
Severance Payment	87,764,550	87,764,550	—	87,764,550/26,329,370
Value of Accelerated Company Options	—	—	2,773,568,000	—
Value of Benefits Continuation	—	—	—	—
Value of Statutorily Mandated Payments	—	—	—	—
Dae Sik Yang
Bonus	—	—	—	—
Severance Payment	48,627,600	48,627,600	—	—
Value of Accelerated Company Options	—	—	—	48,627,600/14,588,280
Value of Benefits Continuation	—	—	—	—
Value of Statutorily Mandated Payments	—	—	—	—
Kwang Jin Ryoo
Bonus	—	—	—	—
Severance Payment	43,589,363	43,589,363	—	43,589,367/13,076,817
Value of Accelerated Company Options	—	—	—	—
Value of Benefits Continuation	—	—	—	—
Value of Statutorily Mandated Payments	—	—	—	—
Jae Ho Lee
Bonus	—	—	—	14,509,920/4,352,980
Severance Payment	14,509,920	14,509,920	—	—
Value of Accelerated Company Options	—	—	—	—
Value of Benefits Continuation	—	—	—	—
Value of Statutorily Mandated Payments	—	—	—	—
Paul J. Lee
Bonus	—	—	—	1,863,400/559,020
Severance Payment	1,863,400	1,863,400	—	—
Value of Accelerated Company Options	—	—	369,454,800	—
Value of Benefits Continuation	—	—	—	—
Value of Statutorily Mandated Payments	—	—	—	—

(1)	The amounts in this column are payable whether or not there is a change of control of the Company.

(2)	The amounts reported in this column are equal to the difference between the Offer Price of $24.00 per Company Security converted to KRW assuming an exchange rate of 1,322.32 KRW per $1.00 (as reported in Bloomberg on April 14, 2009), and the exercise price of the Company Option and (b) excludes estimated withholding taxes and any other deductions.

(3)	The amounts in this column are paid in addition to the amounts in the first or the second column. Upon death, an additional 100% payment will be made, and upon disability, an additional 30% payment will be made.

Compensation of Company Directors.

General. The following sets forth the components of the cash compensation for non-employee directors of the Company as in effect commencing February 15, 2008:

•	KRW 30,000,000 annual retainer for service as a member of Company Board;

•	KRW 70,000,000 additional annual retainer for service as chair of the audit committee; and

•	KRW 10,000,000 additional annual retainer for service as a member of the audit committee.

The Company also reimburses its directors for expenses they incur in the performance of their services.

Fiscal Year 2008 Director Compensation Table. The following table summarizes compensation that the Company’s directors (other than directors who are named executive officers) earned during fiscal year 2008 for services as members of the Company Board:

Name(1)	Fees Earned or Paid in Cash	Company Options(2)	Total
	(KRW)	(KRW)	(KRW)
Chairman Lee	—	—	—
Sang Kyu Lee	—	—	—
John E. Milburn	27,500,010	120,416,800	147,916,810
Dean Geehun Kim	27,500,010	120,416,800	147,916,810
Massoud Entekhabi	116,478,770	—	116,478,770
Hakkyun Kim	35,000,070	—	35,000,070
Joon-Ho Hahm	35,000,070	—	35,000,070
Rose Tsou	—	—	—

(1)	Director Young Bae Ku is the Company’s Representative Director and Chief Executive Officer. He is not included in this table, as he receives no compensation for his services as a director. The compensation received by Mr. Ku as an employee of the Company is shown in the Fiscal Year 2008 Summary Compensation Table.

(2)	The amount reported in this column (a) is equal to the difference between the Offer Price of $24.00 per Company Security converted to KRW assuming an exchange rate of 1,322.32 KRW per $1.00 (as reported in Bloomberg on April 14, 2009), and the exercise price of the option and (b) excludes estimated withholding taxes and any other deductions.

Fees Paid to the Special Committee. The Company Board agreed to pay to the members of the Special Committee the following amounts for their services as members of the Special Committee. Such amounts are payable whether or not the Offer is consummated:

Name	Cash Compensation (KRW)
John E. Milburn	300,000,000
Dean Geehun Kim	30,000,000
Massoud Entekhabi	30,000,000
Hakkyun Kim	30,000,000
Joon-Ho Hahm	30,000,000

Change of Control Arrangements with Company Directors.

The Company entered into agreements with each of the following directors: Massoud Entekhabi, Hakkyun Kim and Joon-Ho Hahm. The agreements provide for the acceleration of unvested options upon a change of control of the Company. Under Messrs. Entekhabi, Kim and Hahm’s agreements, a “change of control” includes the following: through one or a series of related transactions, the Company combines or is consolidated with, or merges with or into, any other corporation, entity or person which results in (x) the beneficial owner or owners of 100% of the total voting power represented by the outstanding voting securities of the Company immediately prior to such transaction becoming the beneficial owner or owners of less than 50% of the total voting power represented by the outstanding voting securities of the Company or the surviving entity or its parent immediately after such transaction and (y) a majority of the Company Board immediately after such transaction consisting of individuals other than those individuals who served as members of the Company Board immediately prior to such transaction. In addition, a separate stock option agreement between the Company and Mr. Entekhabi dated December 2, 2005 provides that upon a change of control transaction, all unvested options held by Mr. Entekhabi vest. Under such agreement, a change of control is as determined in good faith by the Company Board.

Provided that the Acceptance Date occurs, the Offer will constitute a change of control for purposes of the foregoing agreements.

The foregoing descriptions of the director agreements do not purport to be complete and are qualified in their entirety by reference to the same agreements filed as Exhibits (e)(17), (e)(18), (e)(19) and (e)(20), which are incorporated herein by reference.

Director and Officer Indemnification and Insurance.

The Company has obtained policies of insurance under which, subject to the limitations of such policies, coverage will be provided to the Company’s directors and officers against loss arising from claims relating to matters involving the Company’s securities, including matters involving violations of U.S. securities laws.

The Company has also entered into indemnification agreements with its directors and officers containing provisions that may require the Company, among other things, to indemnify such directors and officers against all liability and loss suffered by reason of their status or service as directors or officers, to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to extend directors’ and officers’ insurance coverage to such officers and directors to the extent the Company maintains a directors’ and officers’ insurance policy or policies, in each case to the fullest extent permitted by applicable Korean law and other applicable law. The description of the indemnification agreements entered into with the Company’s directors and officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(15) hereto which is incorporated herein by reference.

Pursuant to the Share Allocation and Tender Offer Agreement, Parent has agreed to cause the rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Acceptance Date in favor of the directors and officers of the Company as of the date of execution of the Share Allocation and Tender Offer Agreement to continue following the Acceptance Date as described below in Item 3 of this Schedule 14D-9 under the subsection entitled “Share Allocation and Tender Offer Agreement—Indemnification and Insurance.”

Major Company Security Holders.

The following table sets forth information known to the Company with respect to the beneficial ownership of the Company Securities as of April 14, 2009, taking into account the conversion of all of the Company’s outstanding Series A convertible preferred shares into the same number of shares of Common Stock on June 6, 2006 and the 50-for-1 stock split which became effective January 5, 2006, by:

•	each of the Company’s directors and executive officers; and

•	each person known to the Company to own beneficially more than 5% of the Company Securities.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated below, the persons named in the table have the sole voting and investment power with respect to all Company Securities shown as beneficially owned by them. Company Security Holders owning more than 5% of the Company Securities do not have different voting rights.

	Number	Percentage
Executive Officers and Directors:
Chairman Lee (1)	3,635,550	7.22%
Young Bae Ku	2,559,850	5.08%
Duckjun (D.J.) Lee (2)	530,000	1.01%
Sang Kyu Lee	200,000	*
Kwang Jin Ryoo	245,315	*
Jae Ho Lee	115,000	*
Massoud Entekhabi (3)	100,000	*
Paul J. Lee (4)	32,500	*
Dae Sik Yang	454,000	*
Hakkyun Kim (5)	37,500	*
Joon-ho Hahm (6)	37,500	*
John E. Milburn	—	*
Rose Tsou	—	*

Subtotal of Executive Officers and Directors as a group (7)	7,947,215	15.78%

Principal Company Security Holders:
Interpark (1)	14,599,900	28.99%
Yahoo! Korea (8)	4,505,650	8.95%
Yahoo! Inc. (8)(9)	516,311	1.03%
Techno Pacific Assets Limited (10)	62,517	*

Subtotal of Principal Company Security Holders	19,684,378	39.09%

*	Less than 1%.

Notes:

(1)	Includes 2,615,500 shares directly held by Chairman Lee, 20,050 shares held by family members of Chairman Lee, and 1,000,000 shares owned by a third-party, of which up to 800,000 shares are subject to a right of purchase by Chairman Lee and up to 200,000 shares are subject to right of instruction to sell and transfer to a designated third party by Chairman Lee. Further, in his capacity as the chief executive officer and chairman of the board of Interpark, which is the Company’s largest shareholder, and as a major security holder of Interpark, beneficially holding 26.0% of the issued and outstanding shares of Interpark, Chairman Lee indirectly holds 14,599,900 shares of the Company held by Interpark, which combined with the 3,635,550 shares directly and indirectly held by him, make him a beneficial owner of 36.2% of the shares of Common Stock.

(2)	Includes options for 255,000 shares of Common Stock exercisable within 60 days after April 14, 2009 and options for 75,000 shares of Common Stock which are expected to vest in connection with the Offer.

(3)	Includes options for 87,500 shares of Common Stock exercisable within 60 days after April 16, 2009 and options for 12,500 shares of Common Stock which are expected to vest in connection with the Offer.

(4)	Includes options for 18,958 shares of Common Stock exercisable within 60 days after April 16, 2009 and options for 13,542 shares of Common Stock which are expected to vest in connection with the Offer.

(5)	Includes options for 1,562 shares of Common Stock exercisable within 60 days after April 14, 2009 and options for 7,811 shares of Common Stock which are expected to vest in connection with the Offer.

(6)	Includes options for 10,937 shares of Common Stock exercisable within 60 days after April 14, 2009 and options for 7,811 shares of Common Stock which are expected to vest in connection with the Offer.

(7)

Includes options for 373,957 shares of Common Stock exercisable within 60 days after April 14, 2009 and options for 116,664 shares of Common Stock which are expected to vest in connection with the Offer. The total number of shares of Common Stock beneficially owned by executive officers and directors without including the vested Company Options is 7,045,646, which represents 14.0% of the outstanding shares of Common Stock.

(8)	Yahoo! Korea, a corporation organized and existing under the laws of Korea, is a subsidiary of Yahoo! Inc., a corporation organized and existing under the laws of the State of Delaware.

(9)	Yahoo! Inc. acquired 516,311 shares of Common Stock in March 2007.

(10)	Techno Pacific Assets Limited, a British Virgin Islands entity, currently owns shares which were converted from preferred shares on June 6, 2006. Techno Pacific Assets Limited is wholly-owned by Yoon Jung Choi, who is the wife of John E. Milburn, one of the Company’s directors. John E. Milburn is the sole director of Techno Pacific Assets Limited and acts as its managing director.

Agreements with Major Company Security Holders, Interpark and Yahoo!

Shareholders Agreement. The Company, Yahoo! Korea, Interpark and a former holder of Company Securities that later sold a portion its Company Securities in the open market and transferred the remainder of its Company Securities to Yahoo! Inc. or its affiliates, entered into a Shareholders Agreement, dated as of June 12, 2006 (the “Shareholders Agreement”), which provides for, among other things:

•

subject to Interpark and its affiliates holding more than 5% of the Company’s issued and outstanding securities, a right in favor of Interpark to designate two directors for election to the Company’s board of directors;

•

subject to Yahoo! Korea and its affiliates holding more than 5% of the Company’s issued and outstanding securities, a right in favor of Yahoo! Korea to designate one director for election to the Company’s board of directors and to designate a board observer (such right, together with the designation right of Interpark above, the “Designation Rights”);

•	pre-emptive rights in favor of Yahoo! Korea with respect to future issuances of the Company’s equity securities, subject to certain exceptions (the “Preemptive Rights”);

•	an agreement by Yahoo! Korea to not, without the prior written consent of the Company, acquire Company Securities except as permitted under the Shareholders Agreement (the “Standstill”);

•

subject to Yahoo! Korea and its affiliates holding more than 5% of the Company’s issued and outstanding securities, a right in favor of Yahoo! Korea to receive certain non-pubic information with respect to the Company (the “Information Rights”); and

•

an agreement by Yahoo! Korea and the Company to not employ or attempt to employ or divert any person known to be a key employee of the other until the earliest of (i) such time as Yahoo! Korea owns less than 5% of the Company Securities on a fully-diluted basis, (ii) the closing of a Sale Transaction and (iii) the third anniversary of the date of the Shareholders Agreement.

A “Sale Transaction” for purposes of the Shareholders Agreement includes (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions including, without limitation, any sale of equity by the Company for a purpose other than capital raising purposes, reorganization, merger or consolidation, other than a transaction in which the holders of the outstanding voting securities of the Company immediately prior to such transaction continue to retain, greater than 50% of the total voting power represented by the voting securities of the Company and (ii) the acquisition in any transaction or series of related transactions by a single person of such number of outstanding shares of capital stock of the Company that results in such person (in each case, together with its affiliates) owning at least a majority of the outstanding voting securities of the Company immediately after such acquisition.

The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement filed as Exhibit (e)(22) hereto, which is incorporated herein by reference.

Waiver of Rights Under Shareholders Agreement. The Company, Yahoo! Korea, Yahoo! Inc. and Interpark entered into a Waiver of Rights Under Shareholders Agreement, dated as of April 16, 2009 (the “Shareholders Agreement Waiver”), which provides for:

•

the waiver by Yahoo! Korea and Interpark, as applicable, of the Designation Rights, the Preemptive Rights and the Information Rights, for a period commencing on the date of the waiver and ending at the Waiver Expiration Time; and

•

the waiver by the Company and the Company Security Holders party to the Shareholders Agreement of the Standstill to the extent necessary to permit Yahoo! Korea to enter into its Agreement to Tender and Voting Agreement (as defined herein).

The “Waiver Expiration Time” means the earlier to occur of (i) the time on the date on which the Share Allocation and Tender Offer Agreement is validly terminated in accordance with its terms; or (ii) the time on the date on which the Offer and any Subsequent Offering Period expire.

The foregoing description of the Shareholders Agreement Waiver does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement Waiver filed as Exhibit (e)(24) hereto which is incorporated herein by reference.

Registration Rights Agreement. The Company, Yahoo! Korea, Interpark and certain other Company Security Holders entered into an amended and restated registration rights agreement, dated as of June 12, 2006 (the “Registration Rights Agreement”), which provides for, among other things registration rights in favor of Yahoo! Korea and certain of the other Company Security Holders party thereto in the United States and Korea.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit (e)(23) hereto, which is incorporated herein by reference.

Waiver of Rights Under Registration Rights Agreement. The Company, Yahoo! Korea, Interpark and certain other Company Security Holders entered into a Waiver of Rights Under Registration Rights Agreement, dated as of April 16, 2009 (the “Registration Rights Agreement Waiver”), pursuant to which Yahoo! Korea and the other Company Security Holders party thereto waived their registration rights in the United States and Korea for a period commencing on the date of such agreement and ending at the Waiver Expiration Time.

The foregoing description of the Registration Rights Agreement Waiver does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement Waiver filed as Exhibit (e)(25) hereto, which is incorporated herein by reference.

Letter Agreement. In connection with entering into the Share Allocation and Tender Offer Agreement and as an inducement to Interpark and Chairman Lee to, among other things, enter into the Agreements to Tender and Voting Agreements and the Key Shareholder Agreements (each as described below), the Company entered into a letter agreement with Interpark and Chairman Lee (the “Letter Agreement”). The Letter Agreement addresses the respective parties rights and obligations under circumstances in which the Company becomes aware of a breach or overtly threatened breach by Parent or Acquisition Sub of its obligations under the Share Allocation and Tender Offer Agreement to consummate the Offer or to accept for payment, and deliver the Offer Price in exchange for, all Company Securities validly tendered (and not withdrawn) pursuant to the Offer. In such event, the Company has agreed to:

•	consult with and update Interpark and Chairman Lee regarding such breach or threatened breach and plans to pursue available legal or equitable remedies;

•

if deemed appropriate in the reasonable judgment of the Company’s legal counsel or such other reputable legal counsel as Interpark and Chairman Lee may propose, bring a claim for specific performance of the Share Allocation and Tender Offer Agreement, or if specific performance is not available, a claim for monetary damages based on the consideration otherwise payable to the Company’s Company Security Holders in the Offer, against Parent and Acquisition Sub;

•	provide such Company Security Holders and their representatives with opportunity for review and comment on the Company’s pleadings with respect to any such claim; and

•	provide such Company Security Holders with copies of pleadings and other documentation with respect to such to claim to the extent possible without violating the law.

In the event that the Company receives any monetary damages in connection with any such breach or potential breach, the Company has agreed to distribute such monetary amounts, less damages suffered by the Company, including but not limited to expenses of the negotiation and consummation of the transactions contemplated the Share Allocation and Tender Offer Agreement, such litigation, taxes and other related costs and expenses, to the Company Security Holders on a pro rata basis.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified by reference to the Letter Agreement, which is filed as Exhibit (e)(26) hereto and is incorporated herein by reference.

Securityholder Indemnification Agreement. On November 16, 2007, Interpark and the Company entered into an indemnification agreement (the “Securityholder Indemnification Agreement”) relating to the process being undertaken by Interpark and Chairman Lee to sell their block of 18,215,400 Company Securities (the “Proposed Transaction”). In exchange for the Company’s agreement to provide certain Company proprietary information to potential acquirers of such Company Securities in connection with the Proposed Transaction, Interpark agreed, to the fullest extent permitted by law, to defend, indemnify and hold harmless the Company and its affiliates from and against, and pay or reimburse the Company and its affiliates for, any and all damage, loss, liability, and expense (including any incidental, indirect or consequential damages, losses, liabilities or expenses that are proven in accordance with the rules of evidence under applicable law), whether or not involving a third party claim, arising out of, or in connection with such provision of the Company proprietary information or any other assistance, or acts or omissions taken by the Company reasonably related thereto. The indemnification obligations set forth in the Securityholder Indemnification Agreement terminate on the second anniversary of the earlier of (i) the closing of any sale of such Company Securities or (ii) the date on which Interpark and Chairman Lee notify the Company that they are no longer pursuing the Proposed Transaction.

The description of the Securityholder Indemnification Agreement is qualified in its entirety by reference to the Securityholder Indemnification Agreement filed as Exhibit (e)(27) hereto, which is incorporated herein by reference.

Additional Agreements with Interpark. The Company’s largest shareholder, Interpark, is one of the Company’s sellers and lists products on the Company’s website, including books, CDs, household products and travel/tour packages. During the year ended December 31, 2008, the sales of Interpark’s products on the Company’s website comprised less than 1% of the Company’s gross merchandise volume.

During the years ended December 31, 2006, 2007 and 2008, the transactions between the Company, on the one hand, and Interpark and its subsidiaries, on the other hand, were as follows:

	(In millions of Won)
	2006		2007		2008
Revenues	(Won)	131	(Won)	417	(Won)	688
Operating expenses		845		55		12
Accounts receivable		42		—		2
Leasehold and other deposits		114		—		—
Amounts payable to Interpark		335		807		661
Accounts payable and accrued expenses		56		2		—

Chairman Lee, the chairman and chief executive officer of Interpark, and Mr. Sang Kyu Lee, the chief executive officer of Interpark Shopping, a division of Interpark INT, a wholly-owned subsidiary of Interpark, currently serve as members of the Company Board.

The Company entered into four separate agreements with BestBuyer Co., Ltd. (“BestBuyer”), an affiliate of Interpark, in July 2007, August 2007, October 2007 and April 2008, respectively. The first agreement is for the purchase of banner advertisements for three months with a monthly contract price of Won 7 million. This agreement is renewable on a monthly basis and was most recently renewed in May 2008. The second agreement is for the Company to act as the exclusive seller of books on BestBuyer’s website for one year with a monthly contract price of Won 3 million. The monthly contract price has been deceased to Won 3 million from Won 5 million since August 1, 2008. The third agreement is a one-year co-promotion agreement, renewable on an annual basis, pursuant to which the Company pays to BestBuyer a click-through fee, which is a fee the Company pays to Internet portals and other websites for referrals of buyers who make a purchase on the Company’s website. The amount of click-through fee is computed as a percentage of the total transaction value completed on the Company’s website by buyers referred to the Company’s website from the BestBuyer website. The total amount of click-through fees paid to BestBuyer for the year ended December 31, 2008 was Won 619.8 million (U.S. $0.49 million). The fourth agreement is for the purchase of marketing services for 10 months with a monthly contract price of Won 7 million. This agreement expired in January 2009.

(b) Arrangements with Acquisition Sub and Parent

Share Allocation and Tender Offer Agreement.

The Offer is being made pursuant to the Share Allocation and Tender Offer Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and the Company. The Share Allocation and Tender Offer Agreement contains representations and warranties that were made solely for purposes of the contract among the Company, eBay and Acquisition Sub. The statements embodied in those representations and warranties were made solely for purposes of the Share Allocation and Tender Offer Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Share Allocation and Tender Offer Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholder or may have been used for the purpose of allocating risk between the parties to the Share Allocation and Tender Offer Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Share Allocation and Tender Offer Agreement.

Allocation of Shares. The Share Allocation and Tender Offer Agreement provides that the Company will issue and sell the New Shares to Acquisition Sub for a subscription price per share equal to the Offer Price. The closing of the sale and issuance of the New Shares will occur within five business days following the Acceptance Date and is conditioned on the occurrence of the Acceptance Date.

Commencement of Offer. The Share Allocation and Tender Offer Agreement provides for the commencement of the Offer as promptly as reasonably practicable after April 16, 2009, but in no event later than ten business days after April 16, 2009, provided that certain conditions have been met and the Share Allocation and Tender Offer Agreement has not been terminated in accordance with its terms.

Conditions to Obligations of Acquisition Sub. The obligation of Acquisition Sub to (and the obligation of eBay to cause Acquisition Sub to) accept for payment and pay for the Company Securities validly tendered (and not withdrawn) prior to the expiration of the Offer is subject to the satisfaction of a number of conditions described below (the “Offer Conditions”). Accordingly, notwithstanding any other provision of the Offer or the Share Allocation and Tender Offer Agreement, Acquisition Sub will not be required to accept for payment or pay for, and may delay the acceptance for payment or the payment for, any tendered Company Securities, and may terminate the Offer on any scheduled expiration date (if then permitted by the Share Allocation and Tender Offer Agreement) and not accept for payment any tendered Company Securities, if any of the following conditions have not then been satisfied (or waived by eBay or Acquisition Sub):

•

There be validly tendered in accordance with the terms of the Offer and not withdrawn both (the condition described in this paragraph is referred to in the Offer to Purchase as the “Minimum Condition”):

¡

a number of shares of Common Stock (including shares of Common Stock represented by Company ADSs) that, together with any shares of Common Stock (including shares of Common Stock represented by Company ADSs) owned by eBay or Acquisition Sub immediately prior to the Acceptance Date and the New Shares to be issued to Acquisition Sub pursuant to the Share Allocation and Tender Offer Agreement, represent more than 50% of the sum of:

•	all then outstanding shares of Common Stock (including shares of Common Stock represented by Company ADSs); plus

•

at the election of eBay, an additional number of shares up to (but not exceeding) the aggregate number of shares of capital stock of the Company issuable upon the exercise of all then outstanding options, warrants and other rights to purchase or otherwise acquire shares of capital stock of the Company; and

¡

at the election of eBay, all of the Company Securities owned, of record or beneficially, by each of Chairman Lee and Interpark as of the date of the Agreements to Tender and Voting Agreements executed by each of them (whether or not such Agreements to Tender and Voting Agreements are then in effect).

•

Each of the representations and warranties of the Company contained in the Share Allocation and Tender Offer Agreement relating to the following matters shall be accurate in all material respects as of the Acceptance Date as if made on and as of the Acceptance Date, except for any such representation or warranty that is made as of a specific date, which representation and warranty shall have been accurate in all material respects as of such date (in each case, without regard to any update of or modification to the Company’s disclosure schedules made on or after April 16, 2009):

¡	due organization, qualification to do business, subsidiaries and capitalization of the Company;

¡	corporate authority and approvals;

¡	the binding nature of the Share Allocation and Tender Offer Agreement;

¡	necessary Company Security Holder approvals; and

¡

receipt of the Cowen Opinion Letter (as defined below in Item 4 of this Schedule 14D-9 entitled “Reasons for the Recommendation—Supportive Factors Considered by the Special Committee—Financial Advisor Opinions”) by the Special Committee and the Company Board.

•

Each of the representations and warranties of the Company contained in the Share Allocation and Tender Offer Agreement, other than the representations and warranties referred to in the previous paragraph, shall be accurate in all respects as of the Acceptance Date as if made on and as of the Acceptance Date, except for any such representation or warranty that is made as of a specific date, which representation and warranty shall have been accurate in all respects as of such date; provided, however, that the condition described in this paragraph shall be deemed to be satisfied even if such representations and warranties shall not be accurate in all respects unless the circumstances constituting inaccuracies in such representations and warranties (considered collectively and without regard to any materiality or Material Adverse Effect qualifications limiting the scope of such representations and warranties contained therein and without regard to any update or modification to the Company schedules made on or after April 16, 2009) constitute, or would reasonably be expected to have or result in, a Material Adverse Effect.

•

All of the covenants and obligations in the Share Allocation and Tender Offer Agreement that the Company is required to comply with or to perform at or prior to the Acceptance Date shall have been complied with and performed by the Company in all material respects.

•

The business combination report required in connection with the transactions contemplated by the Share Allocation and Tender Offer Agreement under the Korean Monopoly Regulation and Fair Trade Act shall have been duly approved by the Korea Fair Trade Commission (“KFTC”) or the relevant waiting period shall have expired or been terminated after filing the report without any objection from the KFTC, in each case without the imposition of any term, limitation, condition or restriction, except as described below in Item 8 of this Schedule 14D-9 entitled “Regulatory Approvals—Antitrust Compliance,” that eBay determines in good faith to have a materially detrimental impact on the benefits expected to be derived from any of the transactions contemplated by the Share Allocation and Tender Offer Agreement. On April 23 and April 28, 2009, the KFTC issued to Acquisition Sub written notices that it had reached its final decision to grant Acquisition Sub final conditional approval of the proposed transactions and that the conditions thereto would be the same as those previously recommended by the KFTC examiner. eBay has informed the Company that eBay has determined that the conditions recommended by the KFTC examiner and adopted by the KFTC would not have such a materially detrimental impact and thus this Offer Condition has been satisfied. See the subsection of Item 8 of this Schedule 14D-9 entitled “Regulatory Approvals – Antitrust Compliance.”

•

No temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Company Securities pursuant to the Offer or preventing the completion of the transactions contemplated by the Share Allocation and Tender Offer Agreement shall have been issued by any court of competent jurisdiction or other governmental body and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the Offer, or any of the other transactions contemplated by the Share Allocation and Tender Offer Agreement that makes the acquisition of or payment for Company Securities pursuant to the Offer or the completion of the transactions contemplated by the Share Allocation and Tender Offer Agreement, illegal.

•	There shall not be pending or threatened any legal proceeding to which any governmental body is or is overtly threatening to become a party:

¡

challenging or seeking to restrain or prohibit the acquisition of or payment for Company Securities pursuant to the Offer or the completion of the transactions contemplated by the Share Allocation and Tender Offer Agreement;

¡

relating to the Offer or any of the transactions contemplated by the Share Allocation and Tender Offer Agreement and seeking to obtain from eBay, any of its subsidiaries or the Company any damages or other relief that would reasonably be expected to be material to eBay or the Company;

¡

seeking to prohibit or limit in any material respect the ability of eBay, Acquisition Sub or any of their affiliates to hold, transfer, vote, receive dividends with respect to or otherwise exercise ownership rights with respect to any Company Securities held by Acquisition Sub after the Acceptance Date;

¡	that would reasonably be expected to materially and adversely affect the right of eBay, any affiliate of eBay or the Company to own the assets or operate the business of the Company;

¡

seeking to compel the Company, eBay or any subsidiary of eBay to dispose of or hold separate any Company Securities or any material assets as a result of the Offer or any of the transactions contemplated by the Share Allocation and Tender Offer Agreement; or

¡

seeking to impose (or that would reasonably be expected to result in the imposition of) any criminal sanctions or liability on eBay or the Company or any of the directors, officers or other employees of eBay or the Company or any of the directors, officer or other employees of eBay arising from the Offer or any of the transactions contemplated by the Share Allocation and Tender Offer Agreement.

•

eBay shall have received a certificate executed by the Company’s Chief Executive Officer confirming that the conditions set forth in the second, third, fourth and seventh paragraphs above have been duly satisfied.

•

eBay shall have received written and notarized resignations (in a form reasonably satisfactory to eBay) executed by each of the individuals serving as a member of the Company Board immediately prior to the Acceptance Date, pursuant to which such individuals shall resign as members of the Company Board, effective as of the Acceptance Date; and the individuals designated by eBay shall have been elected to the Company Board, effective as of the Acceptance Date.

•

Subject to limited exceptions, the Special Committee shall have recommended that the Company Board direct that the Voting Proposal (as defined herein) to amend the Company’s Articles of Incorporation with respect to the Representative Directors of the Company be submitted to the Company Security Holders for their approval, and the Company Board shall have directed that the such Voting Proposal be submitted to the Company Security Holders for their approval prior to the date of the Special Meeting (as defined herein). On April 28, 2009 (Seoul time), these actions were taken by the Company’s directors.

eBay or Acquisition Sub may waive any of the conditions to the Offer, other than the Minimum Condition.

Changes to the Offer. The Share Allocation and Tender Offer Agreement also provides that Acquisition Sub may, in its sole discretion, either increase the Offer Price or waive or make any other changes to the terms and conditions of the Offer; provided, however, that, without the prior written consent of the Company, Acquisition Sub may not make any change to the Offer that: (i) changes the form of consideration to be delivered by Acquisition Sub pursuant to the Offer; (ii) decreases the Offer Price or the number of Company Securities sought to be purchased by Acquisition Sub in the Offer; (iii) imposes conditions to the Offer in addition to the Offer Conditions; (iv) waives the Minimum Condition; (v) extends the expiration of the Offer beyond the initial expiration time of the Offer, except as otherwise provided in the Share Allocation and Tender Offer Agreement; or (vi) is adverse in any material respect to the holders of Company Securities generally. In addition, if, between the date of the Share Allocation and Tender Offer Agreement and the Acceptance Date, the outstanding Company Securities are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price and the number of New Shares to be allocated, issued and sold to Acquisition Sub will be appropriately adjusted.

Extensions of the Offer. The Share Allocation and Tender Offer Agreement provides that the Offer shall initially be scheduled to expire 20 business days following the date of the commencement of the Offer. The Share Allocation and Tender Offer Agreement also provides that, subject to the right of the parties to the agreement to terminate it in accordance with its terms: (i) if, on any date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied and has not been waived, then Acquisition Sub may elect to (and, if requested by the Company prior to the Acceptance Date, Acquisition Sub will) extend the Offer on one or more occasions, for an additional period of up to 20 business days per extension, to permit such Offer Condition to be satisfied; (ii) Acquisition Sub shall extend the Offer from time to time for any period required by any rule or regulation of the SEC or The Nasdaq Stock Market applicable to the Offer; and (iii) Acquisition Sub may elect to (and, if requested by the Company, will) provide for a subsequent offering period (and one or more extensions thereof); provided, however, that in no event shall Acquisition Sub be required to extend the Offer or provide for a subsequent offering period (or any extensions thereof) beyond the earlier of (i) August 14, 2009 or (ii) 25 days after receipt by eBay of a valid written notice from Interpark of the termination of the Agreement to Tender and Voting Agreement among Interpark, Parent and Acquisition Sub (the “End Date”).

Acceptance for Payment. The Share Allocation and Tender Offer Agreement further provides that, subject to the terms and conditions of the Offer, Acquisition Sub will accept for payment all Company Securities validly tendered pursuant to the Offer and not withdrawn as soon as practicable after Acquisition Sub is permitted to do so under applicable legal requirements, and, subject to any withholding or other taxes required to be deducted or withheld pursuant to applicable legal requirements, pay for each Company Security accepted for payment pursuant to the Offer. eBay has also agreed to instruct Citibank, N.A., in its capacity as the ADS Depositary for the Offer (the “ADS Depositary”), and Goodmorning Shinhan Securities Co., Ltd., in its capacity as the Common Share Depositary for the Offer, to pay for Company ADSs and shares of Common Stock, respectively, that are validly tendered pursuant to the Offer and not withdrawn no later than three business days after they have received all of the documents reasonably required by them in connection with such Company Securities from the holder thereof.

Schedule 14D-9. The Share Allocation and Tender Offer Agreement provides that the Company will, as promptly as practicable following the filing by Acquisition Sub of the Schedule TO, file with the SEC and disseminate to the holders of the Company Securities the Schedule 14D-9 that, except as described below under “Changes in Recommendation,” includes the Special Committee Recommendation (as defined herein) and the Company Board Recommendation (as defined herein). The Company is required to cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and all other legal requirements.

Treatment of Stock Options. See the subsection above in this Item 3 of this Schedule 14D-9 entitled “Treatment of Company Securities and Options Held by Executive Officers and Directors in the Offer—Treatment of Unexercised Vested and Unvested Options Under the Share Allocation and Tender Offer Agreement.”

Company Shareholder Meeting. The Share Allocation and Tender Offer Agreement requires the Company to take all actions necessary to set a record date for, and to call, give notice of and hold, an extraordinary general meeting (the “Special Meeting”) of the Company Security Holders as promptly as practicable following the date of the Share Allocation and Tender Offer Agreement (and in any event prior to the Acceptance Date) for the purpose of considering and voting on the Voting Proposals (as defined below). The Company has fixed the close of business on May 4, 2009 (the “Record Date”) as the record date for the determination of holders of shares of Common Stock entitled to notice and to attend and vote at the Special Meeting. The Company is required to take all reasonable actions to solicit from its holders of Common Stock proxies in favor of, and from the holders of Company ADSs instructions to the ADS Depositary to vote in favor of, the Voting Proposals. Further, the Company is required to take all other actions reasonably necessary or advisable to secure the vote or consent of the holders of the Common Stock and the holders of the Company ADSs required by the Korean Commercial Code or the rules of The Nasdaq Stock Market to obtain the requisite Company Security Holder approval for the Voting Proposals. The Company is also required to ensure that all proxies solicited in connection with the Company shareholder meeting are solicited in compliance with all applicable legal requirements.

At the Special Meeting, all Company shareholders of record on the Record Date will be asked to consider and vote upon the proposals listed below and any other matters that may properly come before the Special Meeting (collectively, the “Voting Proposals”):

•	Elect the individuals designated by eBay to the Company Board, with such election to be conditioned upon the occurrence of, and to become effective as of, the Acceptance Date.

•

Amend the Articles of Incorporation of the Company to eliminate all provisions relating to outside directors (as such term is defined in the Articles of Incorporation of the Company), with such amendment to be conditioned upon the occurrence of, and to become effective as of, the Acceptance Date.

•

Amend the Articles of Incorporation of the Company to decrease the maximum number of members of the Company Board from nine to six, with such amendment to be conditioned upon the occurrence of, and to become effective as of, the Acceptance Date.

•	Amend the Articles of Incorporation of the Company to change the name of the company to a name that does not include the word “Interpark.”

•

Amend the Articles of Incorporation of the Company to eliminate the audit committee and replace it with a statutory auditor, with such amendment to be conditioned upon the occurrence of, and to become effective as of, the Acceptance Date.

•	Appoint a statutory auditor to be designated by eBay, with such appointment to be conditioned upon the occurrence of, and to become effective as of, the Acceptance Date.

•

Amend the Articles of Incorporation of the Company to provide that the Company shall have up to two representative directors, each authorized to represent and act on behalf of the Company, with such amendment to be conditioned upon the occurrence of, and to become effective as of, the Acceptance Date.

The Share Allocation and Tender Offer Agreement requires the Company, in cooperation with eBay, to prepare a proxy statement to be sent to its Company Security Holders in connection with the Special Meeting. The Company has also agreed to:

•	cause the proxy statement to comply in all material respects with the applicable requirements of the Korean Commercial Code and with all other applicable legal requirements;

•

cause the proxy statement to include the Special Committee Recommendation, the Company Board Recommendation and all other information related to the transactions contemplated by the Share Allocation and Tender Offer Agreement reasonably requested by eBay;

•	notify eBay promptly of, and respond promptly to, any comments received from any governmental body with respect to the proxy statement; and

•	cause the proxy statement to be sent to the Company Security Holders as promptly as practicable following the date of the Share Allocation and Tender Offer Agreement.

eBay, Acquisition Sub and the Company have agreed to furnish to each other all information that may be required or reasonably requested in connection with the preparation and distribution of the proxy statement.

The Share Allocation and Tender Offer Agreement also requires the Company to request in writing that Citibank, N.A., as the Depositary under the Deposit Agreement, distribute to the holders of the Company ADSs the documents specified in the Deposit Agreement.

Representations and Warranties. The Company’s representations and warranties in the Share Allocation and Tender Offer Agreement include representations and warranties with respect to, among other things:

•	corporate matters, including due organization, standing, power to conduct the Company’s business, qualification to do business and the Company’s organizational documents;

•	its subsidiaries;

•	its capitalization;

•	its filings with the SEC;

•	its financial statements;

•	the absence of certain specified changes with respect to the Company and its business since December 31, 2008

•	its assets and equipment;

•	its owned and leased real property;

•	its intellectual property;

•	its material contracts;

•	the absence of undisclosed liabilities;

•	its compliance with legal requirements;

•	its permits and other governmental authorizations;

•	the filing of its tax returns and other tax matters;

•	labor and employment matters;

•	its employee benefits plans;

•	its insurance;

•	the absence of undisclosed affiliate transactions;

•	legal proceedings and orders;

•	its authority to enter into, and the enforceability against it of, the Share Allocation and Tender Offer Agreement;

•	the Company Board Recommendation and the Special Committee Recommendation;

•

the absence of conflicts with, or violations of, the Company’s organizational documents, certain contracts, applicable law or ordinances, statutes, treaties, judgments, orders or decrees or other obligations as a result of the completion of the transactions contemplated by the Share Allocation and Tender Offer Agreement;

•	necessary shareholder approvals of the Voting Proposals;

•	receipt of the Cowen Opinion Letter by the Special Committee and the Company Board;

•	the absence of undisclosed brokers’ fees; and

•	the material accuracy of the information provided by the Company to the holders of Company Securities in the Schedule 14D-9 and the Schedule TO.

The Share Allocation and Tender Offer Agreement also contains representations and warranties made by eBay and Acquisition Sub to the Company, including representations and warranties with respect to, among other things:

•	their organization, standing, and other corporate matters;

•	required consents and approvals as a result of their execution, delivery and performance of the Share Allocation and Tender Offer Agreement;

•	their authority to enter into, and the enforceability against them of, the Share Allocation and Tender Offer Agreement;

•	securities law compliance matters in connection with the purchase of the New Shares;

•	sufficiency of funds; and

•	the material accuracy of the information provided by eBay and Acquisition Sub to the holders of Company Securities in the Schedule TO and the Schedule 14D-9.

Some of the Company’s representations and warranties are qualified by a Material Adverse Effect standard. A “Material Adverse Effect” means, with respect to the Company, any effect, change, event or circumstance (each, an “Effect”) that, considered together with all other Effects, is materially adverse to or has a material adverse effect on:

•

the business, capitalization, assets, liabilities, financial condition or results of operations of the Company; provided, however, that none of the following, alone or in combination, shall be deemed to constitute or be taken into account in determining whether there has occurred, a Material Adverse Effect:

¡

Effects since the date of the Share Allocation and Tender Offer Agreement resulting from conditions generally affecting the industries in which the Company participates to the extent that such conditions do not have a disproportionate impact on the Company;

¡

Effects since the date of the Share Allocation and Tender Offer Agreement resulting from conditions generally affecting the Korean or global economy as a whole, to the extent that such conditions do not have a disproportionate impact on the Company relative to other companies in the industry in which the Company operates;

¡	any adverse impact on the Company’s employees, advertisers or customers to the extent directly attributable to the announcement or pendency of the Offer;

¡

any shareholder litigation commenced against the Company since the date of the Share Allocation and Tender Offer Agreement and arising from allegations of breach of fiduciary duty of the Company’s directors relating to their approval of the Share Allocation and Tender Offer Agreement or from allegations of false or misleading public disclosure by the Company with respect to the Share Allocation and Tender Offer Agreement (provided, that any Effect underlying, causing or contributing to such litigation may constitute or be taken into account in determining whether there has been or would be a Material Adverse Effect);

¡

Effects resulting from any change in legal requirements or U.S. generally accepted accounting principles since the date of the Share Allocation and Tender Offer Agreement, to the extent that such conditions do not have a disproportionate impact on the Company relative to other companies in the industry in which the Company operates;

¡

Effects resulting from the failure by the Company after the date of the Share Allocation and Tender Offer Agreement to meet projections of earnings, revenues or other financial measures (whether such projections were made by the Company or independent third parties), in and of itself (provided, that any Effect underlying, causing or contributing to such failure may constitute or be taken into account in determining whether there has been or would be a Material Adverse Effect); or

¡

Effects resulting from any change in the Company’s stock price or trading volume, in and of itself (provided, that any Effect underlying, causing or contributing to such change may constitute or be taken into account in determining whether there has been or would be a Material Adverse Effect);

•

the ability of the Company to complete any of the transactions contemplated by the Share Allocation and Tender Offer Agreement or to perform any of its covenants or obligations under the Share Allocation and Tender Offer Agreement; or

•	the ability of eBay or Acquisition Sub to:

¡	acquire or pay for the Company Securities pursuant to the Offer; or

¡

complete any of the transactions contemplated by the Share Allocation and Tender Offer Agreement or to perform any of its covenants or obligations under the Share Allocation and Tender Offer Agreement.

None of the representations and warranties contained in the Share Allocation and Tender Offer Agreement will survive the Acceptance Date.

Operation of Company’s Business Pending the Offer. During the period (the “Pre-Closing Period”) commencing on the date of the Share Allocation and Tender Offer Agreement and ending on the earlier of (i) the Acceptance Date or (ii) the valid termination of the Share Allocation and Tender Offer Agreement, the Company has agreed that it will:

•	conduct its business and operations in the ordinary course and consistent with past practices;

•	use commercially reasonable efforts to:

¡	preserve intact its current business organization;

¡	keep available the services of its current officers and other employees; and

¡

maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons having business relationships with the Company and with all governmental bodies;

•	promptly notify eBay of:

¡

any claim asserted by any governmental body, or any claim asserted in writing by any other person, against, relating to, involving or otherwise affecting the Company that relates to any of the transactions contemplated by the Share Allocation and Tender Offer Agreement; or

¡

any legal proceeding commenced, or, to the knowledge of the Company, threatened, against, relating to, involving or otherwise affecting the Company that relates to any of the transactions contemplated by the Share Allocation and Tender Offer Agreement; and

•	with respect to certain specified legal proceedings:

¡

to the extent practicable, provide eBay with reasonable advance notice of each material meeting, hearing, conference, filing or discussion to which it is a party or is otherwise involved relating to such specified legal proceedings;

¡	consult with eBay prior to making any material decision relating to any of such specified proceedings; and

¡	promptly notify eBay of any material development relating to any of such specified proceedings.

The Company has also agreed that during the Pre-Closing Period, subject to certain exceptions, or unless approved in advance by eBay in writing, which approval shall not be unreasonably withheld, it will not do any of the following:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities;

•	sell, issue, grant or authorize the sale, issuance or grant of:

¡	any shares of its capital stock or other security;

¡	any option, call, warrant or right to acquire any shares of its capital stock or other security; or

¡

any instrument convertible into or exchangeable for any shares of its capital stock or other security (except upon the valid exercise of stock options that were outstanding as of the date of the Share Allocation and Tender Offer Agreement);

•

amend or waive any of its rights under, or accelerate the vesting under, any provision of any agreement evidencing any outstanding stock option, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related contract, except as required by applicable legal requirements;

•	amend or permit the adoption of any amendment to its Articles of Incorporation or other organizational documents, except as provided for in the Voting Proposals;

•	acquire any equity interest or other interest in any other entity;

•	form any subsidiary;

•

effect or become a party to any merger, consolidation, plan of arrangement, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, issuance of bonus shares, division or subdivision of shares, consolidation of shares or similar transaction;

•

make any capital expenditure, other than (i) capital expenditures pursuant to an existing contract that constitutes a significant contract for purposes of the Share Allocation and Tender Offer Agreement, and (ii) any capital expenditure that does not exceed KRW 500,000,000 individually and, when added to all other capital expenditures made on behalf of the Company (other than those in the foregoing clause (i)) following the date of the Share Allocation and Tender Offer Agreement, does not exceed KRW 2,000,000,000 in the aggregate;

•	except in the ordinary course of business and consistent with past practices:

¡

enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any contract that constitutes a significant contract for purposes of the Share Allocation and Tender Offer Agreement; or

¡

amend in any material respect or terminate, or waive any material right or remedy under, any contract that constitutes a significant contract for purposes of the Share Allocation and Tender Offer Agreement;

•	subject to limited exceptions, lend money to any person or, except in the ordinary course of business consistent with past practice, incur or guarantee any indebtedness;

•

subject to limited exceptions, establish, adopt, enter into or amend any employee benefit plan or agreement, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any of its directors or any of its officers or other employees;

•

promote any employee to the level of director or above or change any employee’s title to director or above, except in order to fill a position vacated after the date of the Share Allocation and Tender Offer Agreement;

•	hire any employee at the level of director or above or with an annual base salary in excess of KRW 100,000,000;

•	other than as required by any applicable legal requirements and U.S. generally accepted accounting principles, change any of its methods of accounting or accounting practices in any respect;

•	make any material tax election;

•	subject to limited exceptions, commence any legal proceeding;

•

settle any legal proceeding or other material claim, except pursuant to a settlement that does not involve any liability or obligation on the part of the Company or involves only the payment of monies by the Company of not more than KRW 350,000,000 in the aggregate for all such settlements; or

•	agree or commit to take any of the foregoing actions.

The Company has also agreed that during the Pre-Closing Period, it will promptly notify eBay in writing of:

•

the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of the Share Allocation and Tender Offer Agreement or that occurs, arises or exists after the date of the Share Allocation and Tender Offer Agreement and that would, individually or in the aggregate, cause the representations and warranties of Company set forth in the Share Allocation and Tender Offer Agreement not to be accurate as of the Acceptance Date such that the Offer Conditions would not be satisfied;

•	any breach of any covenant or obligation of the Company such that the Offer Conditions would not be satisfied;

•

any event, condition, fact or circumstance that would make the timely satisfaction of any of the Offer Conditions impossible or unlikely or that has had or would reasonably be expected to have or result in a Material Adverse Effect; and

•	any Legal Proceeding or material claim threatened in writing, commenced or asserted in writing against or with respect to the Company.

Non-Solicitation Obligation. Subject to the exceptions described below, the Company has agreed at all times during the Pre-Closing Period not to, to ensure that its directors, officers and professional advisors do not, and to use best efforts to cause its other representatives not to, directly or indirectly:

•	solicit, initiate, knowingly facilitate or knowingly encourage the making, submission or announcement of any acquisition proposal or acquisition inquiry;

•	furnish to any third party any non-public information regarding the Company in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any third party with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend any acquisition proposal or acquisition inquiry; or

•	enter into any letter of intent or similar document or any contract contemplated or otherwise relating to any acquisition transaction.

An “acquisition inquiry” means an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for nonpublic information made or submitted by eBay) that would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal (other than an offer or proposal made or submitted by eBay) contemplating or otherwise relating to any acquisition transaction.

An “acquisition transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Share Allocation and Tender Offer Agreement) involving:

•

any merger, exchange, consolidation, business combination, plan of arrangement, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction in which:

¡	the Company is a constituent corporation;

¡

a person or group of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of the Company; or

¡	the Company issues securities representing more than 15% of the outstanding securities of any class of voting securities of the Company;

•

any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the net revenues, net income or assets of the Company; or

•	any liquidation or dissolution of the Company.

However, if: (a) prior to the Acceptance Date, the Company receives an unsolicited, bona fide, written acquisition proposal from a third party that the Company Board has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor) is, or is reasonably likely to lead to, a superior offer, and that is not withdrawn; and (b) neither the Company nor any specified representative of the Company has breached any of the non-solicitation provisions described above, then the Company may then take the following actions (but only if and to the extent that the Company Board concludes in good faith, following the receipt of advice of its outside legal counsel and its financial advisor, that the failure to do so would reasonably be expected to constitute a breach of its fiduciary duties under applicable legal requirements):

•

furnish nonpublic information to the third party making such acquisition proposal, provided that: (i) at least two business days prior to furnishing any such nonpublic information to such third party, the Company gives eBay written notice that it is furnishing such nonpublic information to such third party; (ii) prior to furnishing any such nonpublic information to such third party, the Company receives from such third party an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and “standstill” provisions) at least as favorable to the Company as the provisions of the confidentiality agreement in place between eBay and the Company; and (iii) contemporaneously with furnishing any such nonpublic information to such third party, the Company furnishes such nonpublic information to eBay (to the extent such nonpublic information has not been previously so furnished); and

•

engage in discussions and negotiations with such third party with respect to such acquisition proposal, provided that at least two business days prior to engaging in discussions or negotiations with such third party, the Company gives eBay written notice of its intention to engage in discussions or negotiations with such third party.

A “superior offer” means an unsolicited bona fide written acquisition proposal (except that references to 15% in the definition of acquisition proposal shall be replaced by 50% for purposes of this definition) by a third party that: (a) was not obtained or made as a direct or indirect result of a breach of the Share Allocation and Tender Offer Agreement; (b) is not subject to a financing contingency; (c) would reasonably be expected to be completed on the terms proposed; and (d) is on terms and conditions that the Company Board determines, in its reasonable, good faith judgment, after obtaining and taking into account the advice of its independent financial advisor and its outside legal counsel, to be more favorable from a financial point of view to the holders of Company Securities than the Offer (including the terms of any proposal by eBay to modify the terms of the transactions contemplated by the Share Allocation and Tender Offer Agreement).

Further, the Share Allocation and Tender Offer Agreement provides that if any acquisition proposal or acquisition inquiry is made or submitted by any person during the Pre-Closing Period, then the Company shall promptly (and in no event later than 48 hours after receipt of such acquisition proposal or acquisition inquiry) advise eBay orally and in writing of such acquisition proposal or acquisition inquiry (including the identity of the person making or submitting such acquisition proposal or acquisition inquiry, and the material terms thereof), and shall provide eBay with a copy of all written communications, documents or materials received from the person making such acquisition proposal or acquisition inquiry promptly after receipt thereof. The Company has agreed to keep eBay informed with respect to: (i) the status of any such acquisition proposal or acquisition inquiry; and (ii) the status and material terms of any modification or proposed modification thereto.

In addition, the Company has agreed not to release or permit the release of any person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar contract to which the Company is a party or under which the Company has any rights, and will cause each such agreement to be enforced to the extent requested by eBay; provided however, that the Company may release or permit the release of any person from, or waive or permit the waiver of any provision of, such contract to the extent necessary to permit such person to make an unsolicited, bona fide, written acquisition proposal to the Company. The Share Allocation and Tender Offer Agreement also requires the Company to promptly request each person that has executed a confidentiality or similar agreement within the last 18 months in connection with its consideration of a possible acquisition transaction or a possible equity investment in the Company to return to the Company or destroy all confidential information heretofore furnished to such person by or on behalf of the Company.

Changes in Recommendations. Except as described below, neither the Company Board nor the Special Committee may: (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to eBay or Acquisition Sub, the Company Board Recommendation or the Special Committee Recommendation; (ii) approve or recommend, or propose to approve or recommend, any acquisition proposal (any action described in clause “(i)” or “(ii)” of this sentence being referred to as a “Company Adverse Recommendation Change”); or (iii) enter into a binding, written, definitive acquisition agreement providing for the consummation of an acquisition transaction that constitutes a superior offer (a “Specified Definitive Acquisition Agreement”). However, if at any time prior to the Acceptance Date: (A) an unsolicited, bona fide, written acquisition proposal is made to the Company and is not withdrawn; (B) such unsolicited, bona fide, written acquisition proposal was not obtained or made as a result of a breach of the non-solicitation provisions described above; (C) prior to any meeting of the Company Board at which the Company Board will consider and determine whether such acquisition proposal is a superior offer, the Company provides eBay with a written notice specifying the date and time of such meeting, and confirming that one purpose of the meeting is to consider and determine whether such acquisition proposal is a superior offer; (D) each of the Special Committee and the Company Board determines in good faith, after obtaining the advice of its financial advisor, that such acquisition proposal constitutes a superior offer; (E) each of the Special Committee and the Company Board determines in good faith, after obtaining the advice of its outside legal counsel, that, in light of such superior offer, their failure to withdraw or modify the Company Board Recommendation would reasonably be expected to constitute a breach of its fiduciary duties to the Company’s shareholders under applicable legal requirements; (F) neither the Special Committee Recommendation nor the Company Board Recommendation is withdrawn or modified in a manner adverse to eBay or Acquisition Sub at any time within the period of five business days after eBay receives a written notice from the Company (a “Superior Offer Notice”): (1) confirming that each of the Special Committee and the Company Board has determined that such acquisition proposal is a superior offer, and (2) including a copy of a Specified Definitive Acquisition Agreement, if any, setting forth the terms of such superior offer that the Company intends to execute and deliver following the termination of the Share Allocation and Tender Offer Agreement pursuant to the terms of the Share Allocation and Tender Offer Agreement; (G) the Company shall have promptly advised eBay of any modification proposed to be made to the acquisition proposal or to the Specified Definitive Acquisition Agreement (with any change to the financial terms or any other material term or condition of such acquisition proposal or Specified Definitive Acquisition Agreement requiring a new Superior Offer Notice, an additional 48 hour negotiation period (which would be additive to any remaining time under the original five business day period) and compliance with these provisions with respect to such Superior Offer Notice); (H) during such five business day period (and any additional 48 hour period(s)), if requested by eBay, the Company, the Special Committee and their respective legal and financial advisors engage in good faith negotiations with eBay and its legal and financial advisors to amend the Share Allocation and Tender Offer Agreement in such a manner that the acquisition proposal that was determined to constitute a superior offer no longer constitutes a superior offer; and (I) at the end of such five business day period (and any additional 48 hour period(s)), such acquisition proposal has not been withdrawn and continues to constitute a superior offer (taking into account any changes to the terms of the Share Allocation and Tender Offer Agreement proposed by eBay), then the Company Board may: (1) make a Company Adverse Recommendation Change in response to such superior offer; (2) recommend such superior offer to the Company’s shareholders; or (3) to the extent permitted pursuant to and in compliance with the Share Allocation and Tender Offer Agreement, terminate the Share Allocation and Tender Offer Agreement and enter into a Specified Definitive Acquisition Agreement setting forth the terms of such superior offer.

The Share Allocation and Tender Offer Agreement further provides that nothing in the nonsolicitation provisions described above shall prohibit the Company Board from accepting, rejecting or remaining neutral with respect to an acquisition proposal, or from issuing a “stop-look-and-listen” communication pending disclosure of its position thereunder; provided, however, that any such disclosure shall be deemed to be a modification of the Company Board Recommendation in a manner adverse to Parent or Acquisition Sub unless in making such disclosure the Company Board expressly reaffirms the Company Board Recommendation.

Indemnification and Insurance. The Share Allocation and Tender Offer Agreement provides that all rights to indemnification by the Company existing in favor of those persons who are or were directors and officers of the Company as of the date of the Share Allocation and Tender Offer Agreement for their acts and omissions as directors and officers of the Company occurring prior to the Acceptance Date as provided in the Articles of Incorporation of the Company or in any indemnification agreements between the Company and said indemnified persons (in each case, as in effect as of the date of the Share Allocation and Tender Offer Agreement), will survive the completion of the transactions contemplated by the Share Allocation and Tender Offer Agreement and will continue in full force and effect (to the fullest extent such rights to indemnification are available under and consistent with applicable legal requirements) for a period of six years from the Acceptance Date. eBay has agreed that it will cause the Company to honor and perform the Company’s indemnification obligations under the Articles of Incorporation of the Company and in any indemnification agreements between the Company and the indemnified persons, in each case, (i) as in effect as of the date of the Share Allocation and Tender Offer Agreement; and (ii) in the forms disclosed by the Company to eBay prior to the date of the Share Allocation and Tender Offer Agreement.

For a period of six years after the Acceptance Date, eBay will cause the Company to maintain in effect, for the benefit of the officers and directors of the Company who are currently insured under the directors’ and officers’ liability insurance maintained by the Company as of the date of the Share Allocation and Tender Offer Agreement, with respect to their acts and omissions as officers and directors prior to the Acceptance Date (the “Existing D&O Policy”), to the extent that directors’ and officers’ liability insurance coverage is commercially available on commercially reasonable terms, except that (i) the Company may substitute for the Existing D&O Policy a policy or policies of comparable coverage; and (ii) the Company will not be required to pay annual premiums for the Existing D&O Policy (or for any substitute policies) in excess of the amount provided in the Share Allocation and Tender Offer Agreement based upon a multiple of past premiums paid by the Company (the “Maximum Premium”). In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium in the aggregate, the Company may reduce the amount of coverage of the Existing D&O Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium. Alternatively, eBay or the Company may purchase a prepaid “tail” insurance policy on the Existing D&O Policy for a period of six years after the Acceptance Date, with coverage comparable to the coverage provided by the Existing D&O Policy, subject to the Maximum Premium.

In addition, the Share Allocation and Tender Offer Agreement further provides that in the event that eBay or Acquisition Sub consolidates or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, eBay will cause proper provision to be made so that the continuing or surviving corporation or entity assumes the indemnification and insurance obligations described above.

Agreement to Take Further Action and to Use Reasonable Efforts. Subject to the terms and conditions of the Share Allocation and Tender Offer Agreement, eBay and the Company have agreed to use commercially reasonable efforts to take, or cause to be taken, all actions necessary to complete the Offer and make effective the other transactions contemplated by the Share Allocation and Tender Offer Agreement.

Additional Agreements. The Share Allocation and Tender Offer Agreement contains additional agreements between the Company and eBay relating to, among other things:

•

each party’s agreement to use commercially reasonable efforts to file, as promptly as practicable after the date of the Share Allocation and Tender Offer Agreement, all notices, reports and other documents required to be filed by such party with any governmental body with respect to the Offer and the other transactions contemplated by the Share Allocation and Tender Offer Agreement, including with respect to any notifications required under the Korean Monopoly Regulation and Fair Trade Act;

•	using commercially reasonable efforts to take, or cause to be taken, all actions necessary to complete the transactions contemplated by the Share Allocation and Tender Offer Agreement;

•	eBay’s and eBay’s representatives’ reasonable access, upon reasonable notice, to information regarding the Company, and the confidentiality of such information;

•	public announcements and other communications with respect to the Offer and the Share Allocation and Tender Offer Agreement;

•	the resignation of all persons serving as members of the Company Board, with such resignations to become effective as of the Acceptance Date; and

•	Parent’s negotiation with the Depositary regarding termination of the Deposit Agreement.

Termination. The Company and eBay may by mutual written consent agree to terminate the Share Allocation and Tender Offer Agreement.

In addition, the Share Allocation and Tender Offer Agreement may be terminated by either eBay or the Company if:

•

the Acceptance Date shall not have occurred on or prior to the End Date; any such termination is referred to in this Offer to Purchase as an “End Date Termination”), except that a party shall not be permitted to terminate the Share Allocation and Tender Offer Agreement if the failure of the Acceptance Date to occur on or prior to the End Date is attributable to the failure of an Offer Condition to be satisfied and the failure of such Offer Condition to be satisfied is primarily attributable to a failure on the part of such party to perform any covenant in the Share Allocation and Tender Offer Agreement required to be performed by such party on or prior to the Acceptance Date;

•

the Offer shall have expired in accordance with the terms of the Share Allocation and Tender Offer Agreement without Acquisition Sub having accepted Company Securities for payment pursuant to the Offer (an “Expiration Date Termination”), except that a party shall not be permitted to terminate the Share Allocation and Tender Offer Agreement if the failure of Acquisition Sub to accept Company Securities for payment pursuant to the Offer is attributable primarily to the failure of an Offer Condition to be satisfied and the failure of such Offer Condition to be satisfied is attributable to a failure, on the part of the party seeking to terminate the Share Allocation and Tender Offer Agreement, to perform any covenant in the Share Allocation and Tender Offer Agreement required to be performed by such party on or prior to the Acceptance Date; or

•	a court of competent jurisdiction or other governmental body shall have issued a final and nonappealable order or shall have taken any other final and nonappealable action, having the effect of:

¡

permanently restraining, enjoining or otherwise prohibiting the acquisition or acceptance for payment of, or payment for, Company Securities pursuant to the Offer or any of the other transactions contemplated by the Share Allocation and Tender Offer Agreement; or

¡

making the acquisition of or payment for Company Securities pursuant to the Offer, or the completion of any of the other transactions contemplated by the Share Allocation and Tender Offer Agreement, illegal.

eBay may terminate the Share Allocation and Tender Offer Agreement:

•	if the IAC Share Purchase Agreement shall have been terminated;

•

if (i) the Special Meeting shall have been held and completed and the Company’s Company Security Holders shall have taken a final vote on the Voting Proposal to elect the persons designated by eBay to the Company Board; and (ii) the persons designated by eBay shall not have been elected as members of the Company Board at the Special Meeting (a “Special Meeting Termination”);

•

if (i) the Special Committee shall have failed to make, or shall have withdrawn or modified in a manner adverse to eBay or Acquisition Sub, the Special Committee Recommendation; (ii) the Company Board shall have failed to make, or shall have withdrawn or modified in a manner adverse to eBay or Acquisition Sub, the Company Board Recommendation; (iii) the Company shall have failed to include the Special Committee Recommendation and the Company Board Recommendation in the Schedule 14D-9 or the proxy statement or shall have amended the Schedule 14D-9 or the proxy statement to exclude the Special Committee Recommendation or the Company Board Recommendation; (iv) the Company or any of its specified representatives shall have breached in any material respect any of the nonsolicitation provisions set forth in the Share Allocation and Tender Offer Agreement; (v) an acquisition proposal shall have been publicly disclosed, announced, commenced, submitted or made and, promptly (and in any event within five days) following a request made by eBay, the Company shall not have made a public announcement: (A) unconditionally reaffirming the Special Committee Recommendation and the Company Board Recommendation; and (B) either unconditionally rejecting or recommending that the Company Security Holders reject such acquisition proposal, as applicable (each of the events described in sections (i) through (v) hereof being referred to as a “Company Failure” and any termination pursuant to any such Company Failure, a “Company Failure Termination”); or (vi) any Company Security Holder of the Company who has executed and delivered an Agreement to Tender and Voting Agreement shall have breached in any material respect specified provisions of such Agreement to Tender and Voting Agreement;

•

at any time prior to the Acceptance Date if (i) any of the representations and warranties of the Company contained in the Share Allocation and Tender Offer Agreement shall have been inaccurate as of the date of the Share Allocation and Tender Offer Agreement or shall have become inaccurate as of a date subsequent to the date of the Share Allocation and Tender Offer Agreement (as if made on such subsequent date) such that either of the Offer Conditions relating to the accuracy of the Company’s representations and warranties would not be satisfied; or (ii) any of the Company’s covenants or obligations in the Share Allocation and Tender Offer Agreement shall have been breached such that the Offer Condition relating to compliance by the Company with its covenants and obligations would not be satisfied, except that if an inaccuracy in any of the Company’s representations and warranties as of a date subsequent to the date of the Share Allocation and Tender Offer Agreement or a breach of a covenant or obligation by the Company is curable by the Company within 30 days after the date that eBay gives the Company notice of such inaccuracy or breach and the Company is continuing to exercise reasonable efforts to cure such inaccuracy or breach, then eBay may not terminate the Share Allocation and Tender Offer Agreement on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that eBay gives the Company notice of such inaccuracy or breach.

The Company may terminate the Share Allocation and Tender Offer Agreement:

•

at any time prior to the Acceptance Date if (i) any of eBay’s representations and warranties contained in the Share Allocation and Tender Offer Agreement shall be inaccurate as of the date of the Share Allocation and Tender Offer Agreement or shall have become inaccurate as of a date subsequent to the date of the Share Allocation and Tender Offer Agreement (as if made on such subsequent date), and the inaccuracies in such representations and warranties, taken together, have a material adverse effect on Acquisition Sub’s ability to purchase and pay for the Company Securities validly tendered pursuant to the Offer or to complete the purchase of the New Shares; or (ii) any of eBay’s covenants or obligations contained in the Share Allocation and Tender Offer Agreement shall have been breached and such breaches, taken together, have a material adverse effect on Acquisition Sub’s ability to purchase and pay for the Company Securities validly tendered pursuant to the Offer, except that if an inaccuracy in any of eBay’s representations and warranties or a breach of a covenant or obligation by eBay is curable by eBay within 30 days after the date that the Company gives eBay notice of such inaccuracy or breach and eBay is continuing to exercise reasonable efforts to cure such inaccuracy or breach, then the Company may not terminate the Share Allocation and Tender Offer Agreement on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that the Company gives eBay notice of such inaccuracy or breach; or

•

at any time prior to the Acceptance Date in order to accept a superior offer from a third party and enter into a Specified Definitive Acquisition Agreement relating to such superior offer if: (i) the Company shall have complied with the requirements set forth in the Share Allocation and Tender Offer Agreement relating to making an Adverse Recommendation Change; (ii) each of the Special Committee and the Company Board shall have authorized the Company to enter into such Specified Definitive Acquisition Agreement; (iii) the Company shall have delivered to eBay a copy of such Specified Definitive Acquisition Agreement at least five business days prior to the date of termination of this Agreement; (iv) the Company prior to, or substantially contemporaneously with, such termination pays to eBay in immediately available funds the termination fee described below; and (v) the Company and the other party thereto enter into such Specified Definitive Acquisition Agreement as promptly as practicable following (but in any event on the same day as) such termination (a “Superior Offer Termination”).

Expenses. Each party will bear its own expenses in connection with the Share Allocation and Tender Offer Agreement and the transactions contemplated thereby, whether or not Acquisition Sub accepts any Company Securities pursuant to the Offer.

Effects of Termination. The termination of the Share Allocation and Tender Offer Agreement will not, among other consequences, relieve any party from any liability for any intentional or willful breach of any covenant or obligation or for any material breach of any representation or warranty contained in the Share Allocation and Tender Offer Agreement occurring prior to such termination (including, in the case of a claim by the Company, claims for damages based on the consideration that would have otherwise been payable to the shareholders of the Company).

Termination Fees. The Company will be required to pay eBay a nonrefundable cash termination fee equal to U.S. $44,700,000 (the “Termination Fee”) if:

•	eBay terminates the Share Allocation and Tender Offer Agreement pursuant to a Company Failure Termination; or

•	the Company terminates the Share Allocation and Tender Offer Agreement pursuant to a Superior Offer Termination.

The Termination Fee would be payable within two business days following any such termination.

In addition, unless a Termination Fee is required to be paid pursuant to the previous paragraph, the Company will be required to pay eBay a nonrefundable cash fee equal to U.S. $44,700,000 (the “Break-Up Fee”) if:

•

eBay or the Company terminates the Share Allocation and Tender Offer Agreement pursuant to an End Date Termination or Expiration Date Termination or eBay terminates the Share Allocation and Tender Offer Agreement pursuant to a Special Meeting Termination;

•	at or prior to the time of such termination an acquisition proposal shall have been publicly disclosed, announced, commenced, submitted or made; and

•

on or prior to the first anniversary of such termination, either a specified acquisition transaction is completed or a definitive agreement providing for a specified acquisition transaction is entered into and, following such first anniversary, such specified acquisition transaction (or any other specified acquisition transaction among or involving the parties to such definitive agreement or any of such parties’ affiliates) is completed.

The Break-Up Fee would payable on or prior to the date of completion of the specified acquisition transaction.

A “specified acquisition transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Share Allocation and Tender Offer Agreement) involving:

•

any merger, exchange, consolidation, business combination, plan of arrangement, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction in which:

¡	the Company is a constituent corporation;

¡

a person or group of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of the Company; or

¡	the Company issues securities representing more than 50% of the outstanding securities of any class of voting securities of the Company;

•

any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets that constitute or account for 50% or more of the net revenues, net income or assets of the Company; or

•	any liquidation or dissolution of the Company.

Amendment, Extension and Waiver. The Company and eBay may amend the Share Allocation and Tender Offer Agreement at any time. The Share Allocation and Tender Offer Agreement also provides that, at any time prior to the Acceptance Date, the Company, eBay and Acquisition Sub may extend the time for the performance of any obligations or other acts of the other parties, waive any inaccuracies or breaches of any representation, warranty, covenant or obligation of the other party, or waive compliance with any covenant, obligation or condition for the benefit of such party.

The foregoing description of the Share Allocation and Tender Offer Agreement does not purport to be complete and is qualified by reference to the Share Allocation and Tender Offer Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

IAC Share Purchase Agreement.

In connection with the Share Allocation and Tender Offer Agreement, eBay, Acquisition Sub and the Company entered into the IAC Share Purchase Agreement. The IAC Share Purchase Agreement contains representations and warranties made by eBay and Acquisition Sub to the Company and representations and warranties made by the Company to eBay and Acquisition Sub. The statements embodied in those representations and warranties were made solely for purposes of the IAC Share Purchase Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the IAC Share Purchase Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders or may have been used for the purpose of allocating risk between the parties to the IAC Share Purchase Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the IAC Share Purchase Agreement.

Purchase and Sale of Shares. The IAC Share Purchase Agreement provides that Acquisition Sub will sell, assign, transfer and deliver all of its shares of common stock in IAC (the “IAC Shares”), to the Company for a purchase price equal to $555,145,704, which amount is equal to the aggregate subscription price payable by Acquisition Sub for the New Shares. Acquisition Sub is required to pay the applicable securities transaction tax applicable to the purchase of the IAC Shares. The closing of the sale and purchase of the IAC Shares will occur as promptly as practicable (and in no event later than the 4th business day) following the earlier of: (i) the satisfaction or waiver of the last to be satisfied or waived of the conditions to closing set forth in the IAC Share Purchase Agreement; and (ii) the closing of the issuance and sale of the New Shares.

Representations and Warranties. Acquisition Sub’s and eBay’s representations and warranties in the IAC Share Purchase Agreement include representations and warranties relating to, among other things:

•	title to the IAC Shares;

•	corporate matters related to IAC, including due organization, standing, power to conduct IAC’s business, qualification to do business and IAC’s organizational documents;

•	subsidiaries of IAC;

•	capitalization of IAC;

•	the financial statements of IAC;

•	the absence of certain specified changes to IAC or its business since December 31, 2008;

•	assets and equipment of IAC;

•	owned and leased real property of IAC;

•	intellectual property of IAC;

•	material contracts of IAC;

•	the absence of undisclosed liabilities of IAC;

•	IAC’s compliance with legal requirements;

•	permits and other governmental authorizations of IAC;

•	the filing of tax returns by IAC and other tax matters;

•	labor and employment matters related to IAC;

•	employee benefits plans of IAC;

•	insurance held by IAC;

•	legal proceedings and orders related to IAC;

•	their authority to enter into, and the enforceability against them of, the IAC Share Purchase Agreement;

•

the absence of conflicts with, or violations of, the organizational documents of eBay or Acquisition Sub, certain contracts, applicable law or ordinances, statutes, treaties, judgments, orders or decrees or other obligations as a result of the completion of the transactions contemplated by the IAC Share Purchase Agreement; and

•	the absence of undisclosed brokers’ fees.

The IAC Share Purchase Agreement also contains representations and warranties made by the Company to Acquisition Sub and eBay, including representations and warranties regarding, among other things:

•	its organization, standing, and other corporate matters;

•	required consents and approvals as a result of its execution, delivery and performance of the IAC Share Purchase Agreement;

•	its authority to enter into, and the enforceability against it of, the IAC Share Purchase Agreement; and

•	sufficiency of funds.

Some of Acquisition Sub’s and eBay’s representations and warranties are qualified by an IAC Material Adverse Effect standard. An “IAC Material Adverse Effect” means any effect, change, event or circumstance (each, an “Effect”) that, considered together with all other Effects, is materially adverse to or has a material adverse effect on:

•

the business, capitalization, assets, liabilities, financial condition or results of operations of IAC; provided, however, that none of the following, alone or in combination, shall be deemed to constitute or be taken into account in determining whether there has occurred, an IAC Material Adverse Effect:

¡

Effects since the date of the IAC Share Purchase Agreement resulting from conditions generally affecting the industries in which IAC participates, to the extent that such conditions do not have a disproportionate impact on IAC;

¡

Effects since the date of the IAC Share Purchase Agreement resulting from conditions generally affecting the Korean or global economy as a whole, to the extent that such conditions do not have a disproportionate impact on IAC relative to other companies in the industry in which IAC operates;

¡	any adverse impact on the IAC’s employees, advertisers or customers to the extent directly attributable to the announcement and pendency of the Offer;

¡

any shareholder litigation commenced against IAC since the date of the IAC Share Purchase Agreement and arising from allegations of breach of fiduciary duty of IAC’s directors relating to their approval of the IAC Share Purchase Agreement or from allegations of false or misleading public disclosure by IAC with respect to the IAC Share Purchase Agreement (provided, that any Effect underlying, causing or contributing to such litigation may constitute or be taken into account in determining whether there has been or would be an IAC Material Adverse Effect);

¡

Effects resulting from any change in legal requirements or Korean generally accepted accounting principles since the date of the IAC Share Purchase Agreement, to the extent that such conditions do not have a disproportionate impact on IAC relative to other companies in the industry in which IAC operates;

¡

Effects resulting from the failure by IAC after the date of the IAC Share Purchase Agreement to meet projections of earnings, revenues or other financial measures (whether such projections were made by the Company or independent third parties), in and of itself (provided, that any Effect underlying, causing or contributing to such failure may constitute or be taken into account in determining whether there has been or would be an IAC Material Adverse Effect);

¡

Effects resulting from any change in IAC’s stock price or trading volume, in and of itself (provided, that any Effect underlying, causing or contributing to such change may constitute or be taken into account in determining whether there has been or would be an IAC Material Adverse Effect); or

¡	any Effects resulting from the facts or circumstances underlying the matter described below in this section of this Schedule 14D-9 under “Legal Proceedings; Indemnification,” including any litigation resulting therefrom, any settlement, compromise or adjustment of such matter or any other claims made in connection therewith, or any judgment or order entered into against IAC or any affiliate of IAC in connection therewith;

•

the ability of Acquisition Sub to complete the transactions contemplated by the IAC Share Purchase Agreement or to perform any of its covenants or obligations under the IAC Share Purchase Agreement; or

•	the ability of the Company to:

¡	acquire the IAC Shares; or

¡

complete the purchase of the IAC Shares or any of the other transactions contemplated by the IAC Share Purchase Agreement or to perform any of its covenants or obligations under the IAC Share Purchase Agreement.

Operation of IAC’s Business. During the period commencing on the date of the IAC Share Purchase Agreement and ending on the earlier of the Acceptance Date and the valid termination of the IAC Share Purchase Agreement, Acquisition Sub has agreed to cause IAC to:

•	conduct its business and operations in the ordinary course and consistent with past practices;

•

use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons having business relationships with IAC and with all governmental bodies; and

•	promptly notify the Company of:

¡	any claim asserted by any governmental body, or any claim asserted in writing by any other person, against, relating to, the transactions contemplated by the IAC Share Purchase Agreement; or

¡

any legal proceeding commenced, or any legal proceeding, to the knowledge of eBay, Acquisition Sub and IAC, threatened against, relating to, the transactions contemplated by the IAC Share Purchase Agreement.

Acquisition Sub has also agreed that during the same period, subject to certain exceptions, or unless approved in advance by the Company in writing, Acquisition Sub will use its commercially reasonable efforts to cause IAC not to do any of the following:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities;

•	sell, issue, grant or authorize the sale, issuance or grant of:

¡	any shares of its capital stock or other security;

¡	any option, call, warrant or right to acquire any shares of its capital stock or other security; or

¡	any instrument convertible into or exchangeable for any shares of its capital stock or other security;

•	acquire any equity interest or other interest in any other entity, other than interests that constitute short term investments under Korean generally accepted accounting principles;

•

effect or become a party to any merger, consolidation, plan of arrangement, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, issuance of bonus shares, division or subdivision of shares, consolidation of shares or similar transaction;

•	except in the ordinary course of business and consistent with past practices, lend money to any person, or incur or guarantee any indebtedness;

•	settle any legal proceeding where the settlement would have a materially detrimental impact on the Company; or

•	agree or commit to take any of the foregoing actions.

Notification of Certain Events. eBay, Acquisition Sub and the Company have agreed that during the period commencing on the date of the IAC Share Purchase Agreement and ending on the earlier of the Acceptance Date and the valid termination of the IAC Share Purchase Agreement, each party to the IAC Share Purchase Agreement will promptly notify the other party to the IAC Share Purchase Agreement in writing of:

•

the discovery by such party of any event, condition, fact or circumstance that occurred or existed on or prior to the date of the IAC Share Purchase Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by such party in the IAC Share Purchase Agreement;

•

any event, condition, fact or circumstance that occurs, arises or exists after the date of the IAC Share Purchase Agreement and that would cause the conditions to closing set forth in the IAC Share Purchase Agreement not to be satisfied;

•	any breach of any covenant or obligation of such party that would cause the condition to closing set forth in the IAC Share Purchase Agreement not to be satisfied; and

•

any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions to closing set forth in the IAC Share Purchase Agreement impossible or unlikely or that has had or would reasonably be expected to have or result in an IAC Material Adverse Effect.

Legal Proceedings; Indemnification. In January 2008, IAC notified a majority of its approximately 20 million users of a data breach at IAC involving personally identifiable information, including name, address, resident registration number and some transaction and refund data (but not including credit card information or real time banking information). Approximately 144,000 users have sued IAC over this breach in several lawsuits in Korean courts and it is expected that more will do so in the future.

There is some precedent in Korea for a court to grant “consolation money” for data breaches without a specific finding of harm from the breach. Such precedents have involved payments of up to approximately U.S. $200 per user. IAC intends to vigorously defend itself in these lawsuits. In December 2008, the Korea Consumer Agency (“KCA”) made a non-binding recommendation that IAC make payments of KRW 50,000-100,000 (approximately U.S. $37-$75) to consumers who had complained to it as a result of such breach. IAC rejected this non-binding recommendation and did not make any payments, and this KCA process has ended.

The IAC Share Purchase Agreement provides that eBay will indemnify and hold harmless the Company from and against any reduction in value of IAC, or any losses, costs, damages, liabilities and expenses (including certain fees and costs) incurred or suffered by the Company, arising from any legal proceeding brought by a third party against IAC that is based on the facts and circumstances underlying the matter described above.

Agreement to Take Further Action and to Use Reasonable Efforts. Acquisition Sub and the Company have agreed to use commercially reasonable efforts to take, or cause to be taken, all actions necessary to complete the transactions contemplated by the IAC Share Purchase Agreement.

Additional Agreements. The IAC Share Purchase Agreement contains additional agreements between eBay, Acquisition Sub and the Company relating to, among other things:

•

each party’s agreement to use commercially reasonable efforts to file, as promptly as practicable after the date of the IAC Share Purchase Agreement, all notices, reports and other documents required to be filed by such party with any governmental body with respect to the transactions contemplated by the IAC Share Purchase Agreement; and

•	public announcements and other communications with respect to the IAC Share Purchase Agreement and the transactions contemplated thereby.

Conditions to Closing. The obligation of the Company to cause the purchase of the IAC Shares to be completed is subject to the satisfaction (or waiver by the Company), at or prior to the closing, of each of the following conditions:

•

each of the representations and warranties of Acquisition Sub contained in the IAC Share Purchase Agreement shall be accurate in all respects as of the closing date as if made on and as of the closing date, except for any such representation or warranty is made as of a specific date, which representation and warranty shall have been accurate in all respects as of such date; provided, however that that the condition described in this paragraph shall be deemed to be satisfied even if such representations and warranties shall not be accurate in all respects unless the circumstances constituting inaccuracies in such representations and warranties (considered collectively and without regard to any materiality or IAC Material Adverse Effect qualifications contained therein or any update or modification to the IAC disclosure schedules made on or after April 16, 2009) constitute, or would reasonably be expected to have or result in, an IAC Material Adverse Effect;

•

the covenants and obligations contained in the IAC Share Purchase Agreement that Acquisition Sub is required to comply with or to perform at or prior to the closing date shall have been complied with and performed in all material respects;

•

since the date of the IAC Share Purchase Agreement, there shall not have occurred and be continuing any IAC Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in an IAC Material Adverse Effect;

•

no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the purchase of the IAC Shares shall have been issued by any court of competent jurisdiction or other governmental body and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the purchase of the IAC Shares that makes the completion of the purchase of the IAC Shares illegal; and

•	the Acceptance Date and the sale of the New Shares shall have occurred.

The IAC Share Purchase Agreement provides that each of the foregoing conditions will be deemed to be satisfied upon the occurrence of the Acceptance Date.

The obligation of Acquisition Sub to cause the sale of the IAC Shares to be completed is subject to the satisfaction (or waiver by Acquisition Sub), at or prior to the closing, of each of the following conditions:

•

each of the representations and warranties of the Company contained in the IAC Share Purchase Agreement shall be accurate in all respects as of the closing date as if made on and as of the closing date except for any such representation or warranty is made as of a specific date, which representation and warranty shall have been accurate in all respects as of such date; provided, however that that the condition described in this paragraph shall be deemed to be satisfied even if such representations and warranties shall not be accurate in all respects unless the circumstances constituting inaccuracies in such representations and warranties (considered collectively without regard to any materiality qualifications contained therein) has or would reasonably be expected to have or result in, a material adverse effect on the Company’s ability to purchase the IAC Shares;

•

the covenants and obligations in the IAC Share Purchase Agreement that the Company is required to comply with or to perform at or prior to the closing date shall have been complied with and performed in all material respects;

•

no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the sale of the IAC Shares shall have been issued by any court of competent jurisdiction or other governmental body and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the sale of the IAC Shares that makes the completion of the sale of the IAC Shares illegal; and

•	the Acceptance Date and the sale of the New Shares shall have occurred.

The IAC Share Purchase Agreement provides that each of the foregoing conditions will be deemed to be satisfied upon the occurrence of the Acceptance Date.

Termination. The Company and Acquisition Sub may by mutual written consent agree to terminate the IAC Share Purchase Agreement.

In addition, the IAC Share Purchase Agreement may be terminated by either the Company or Acquisition Sub if:

•

a court of competent jurisdiction or other governmental body shall have issued a final and nonappealable order, writ, injunction, judgment or decree or shall have taken any other final and nonappealable action, having the effect of: (i) permanently restraining, enjoining or otherwise prohibiting the completion of the purchase of the IAC Shares; or (ii) making the completion of the purchase of the IAC Shares illegal; or

•	the Share Allocation and Tender Offer Agreement shall have been terminated.

The IAC Share Purchase Agreement may be terminated by the Company at any time prior to the Acceptance Date if: (i) any of the representations and warranties of Acquisition Sub contained in the IAC Share Purchase Agreement shall be inaccurate such that the closing conditions set forth in the IAC Share Purchase Agreement relating to the accuracy of the representations and warranties of Acquisition Sub would not be satisfied; or (ii) any of Acquisition Sub’s covenants or obligations in the IAC Share Purchase Agreement shall have been breached such that the closing conditions set forth in IAC Share Purchase Agreement relating to the performance of Acquisition Sub’s covenants and obligations would not be satisfied, except that if an inaccuracy in any of Acquisition Sub’s representations and warranties or a breach of a covenant or obligation by Acquisition Sub is curable within 30 days after the date of the occurrence of such inaccuracy or breach and Acquisition Sub is continuing to exercise reasonable efforts to cure such inaccuracy or breach, then the Company may not terminate the IAC Share Purchase Agreement on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that the Company gives Acquisition Sub notice of such inaccuracy or breach.

The IAC Share Purchase Agreement may be terminated by Acquisition Sub at any time prior to the Acceptance Date if: (i) any of the representations and warranties of the Company contained in the IAC Share Purchase Agreement shall be inaccurate, such that the closing conditions set forth in the IAC Share Purchase Agreement relating to the accuracy of the representations and warranties of the Company would not be satisfied; or (ii) any of the Company’s covenants or obligations in the IAC Share Purchase Agreement shall have been breached such that the closing conditions set forth in the IAC Share Purchase Agreement relating to the performance of the Company’s covenants and obligations would not be satisfied, except that if an inaccuracy in any of the Company’s representations and warranties or a breach of a covenant or obligation by the Company is curable by the Company within 30 days after the date of the occurrence of such inaccuracy or breach and the Company is continuing to exercise reasonable efforts to cure such inaccuracy or breach, then Acquisition Sub may not terminate the IAC Share Purchase Agreement on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Acquisition Sub gives the Company notice of such inaccuracy or breach.

Expenses; Amendment. The IAC Share Purchase Agreement provides that all fees and expenses incurred in connection with the IAC Share Purchase Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the purchase of the IAC Shares is completed. The IAC Share Purchase Agreement may be amended with the approval of the Company, Acquisition Sub and eBay.

The foregoing description of IAC Share Purchase Agreement does not purport to be complete and is qualified by reference to the IAC Share Purchase Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Agreements to Tender and Voting Agreements.

The Company Security Holders listed in the table below, as holders of the Company Securities or options or other rights exercisable for shares of Common Stock set forth opposite their names below, have each entered into an Agreement to Tender and Voting Agreement (the “Agreements to Tender and Voting Agreements”) with Parent and Acquisition Sub, each dated as of April 16, 2009 (except with respect to KB Investment & Securities Co., Ltd. (“KB Securities”) and Wilshire Norman Limited (“Wilshire Norman”), which agreements are dated as of April 15, 2009), that, among other things:

•

restrict the transfer of the Company Securities and/or options, warrants and other rights to acquire Company Securities held by the parties thereto (including all such securities such Company Security Holders may acquire between the date of the Agreements to Tender and Voting Agreements and the Offer’s expiration time);

•

subject to certain exceptions, obligate the parties thereto to vote their shares of Common Stock and direct the Depositary to vote their Company ADSs (including all such securities such Company Security Holders may acquire between the date of the Agreements to Tender and Voting Agreements and the Offer’s expiration time):

¡

in favor of each of the transactions and other related matters contemplated by the Share Allocation and Tender Offer Agreement including, the election of those individuals designated by eBay as directors of the Company and the other Voting Proposals;

¡	against any of the following (other than the transactions contemplated by the Share Allocation and Tender Offer Agreement, including the Voting Proposals):

•	any merger, consolidation or other business combination involving the Company or any subsidiary of the Company;

•	any acquisition proposal;

•	any reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company;

•	any change in the Company Board;

•	any amendment to the Company’s Articles of Incorporation, Bylaws or other similar charter document;

•	any material change in the capitalization of the Company or the Company’s corporate structure;

•

any other action which is intended, or would reasonably be expected, to impede, delay, postpone or materially and adversely affect any of the transactions contemplated by the Share Allocation and Tender Offer Agreement or cause the Minimum Condition or any of the other Offer Conditions to not be satisfied; and

•	obligates them to tender (and, subject to certain exceptions, not withdraw) all their Company Securities in the Offer.

Company Security Holder	Shares of Common Stock Held of Record	Company ADSs Held of Record	Additional Company Securities Beneficially Owned
Interpark	14,599,900	—	—
Chairman Lee	1,400,000	1,215,500	20,500	(1)(2)
Young Bae Ku	2,243,550	316,300	—
Duckjun (D.J.) Lee	—	200,000	(3)
Dae Sik Yang	—	454,000	—
Kwang Jin Ryoo	—	245,315	—
KB Securities	—	—	(4)
Wilshire Norman	—	1,000,000	—
Yahoo! Korea	4,505,650	—	—
Yahoo!	—	516,311	(5)
Total	22,749,100	3,947,426	20,500

(1)	20,500 shares of Common Stock are held of record by certain members of Chairman Lee’s family.

(2)	Chairman Lee, as the chief executive officer and chairman of the board of Interpark, may be deemed to beneficially own the Company Securities owned by Interpark. See the Interpark holdings in the prior row of this table. In addition, Chairman Lee has the right to acquire up to 800,000 Company ADSs from Wilshire Norman pursuant to an option granted to Chairman Lee by Wilshire Norman.

(3)	Mr. Lee has a right to purchase 330,000 Company Securities within 60 days after April 16, 2009 pursuant to the exercise of outstanding Company Options.

(4)	KB Securities has the right to acquire up to 200,000 Company ADSs from Wilshire Norman pursuant to an option granted to KB Securities by Wilshire Norman.

(5)	Yahoo Inc., as an affiliate of Yahoo! Korea, may be deemed to beneficially own the shares owned by Yahoo! Korea.

Based on the number of Company Securities outstanding as of April 16, 2009, the number of Company Securities owned (of record or beneficially) by the Company Security Holders that entered into the Agreements to Tender and Voting Agreements (excluding the shares of Common Stock beneficially owned that are issuable upon exercise of outstanding options or pursuant to other rights set forth above) represent approximately 53% of the Company Securities outstanding as of such date.

Pursuant to the Agreements to Tender and Voting Agreements, these Company Security Holders (other than Wilshire Norman) also granted to Acquisition Sub and certain representatives of Acquisition Sub an irrevocable proxy to vote their respective Company Securities in accordance with the Agreements to Tender and Voting Agreements. These Company Security Holders may vote their Company Securities on all other matters not referred to in such proxy. However, these Company Security Holders may not enter into any tender, voting or other agreement, or grant a proxy or power of attorney that is inconsistent with the Agreements to Tender and Voting Agreements or take any action in respect to their respective Company Securities that would otherwise interfere with the Company Security Holders’ obligations under the Agreements to Tender and Voting Agreements.

Pursuant to certain of the Agreements to Tender and Voting Agreements, certain Company Security Holders and their counsel are granted reasonable opportunity to review and comment on (with reasonable comments to be taken into account and reflected in) certain Offer documents prior to the filing of those documents with the SEC. These Company Security Holders and their counsel shall also be provided with a copy or description of comments from the SEC in regard to these documents.

Pursuant to the Agreements to Tender and Voting Agreements, these Company Security Holders have also agreed, subject to certain exceptions, not to:

•	solicit, initiate, induce, knowingly facilitate or knowingly encourage the making, submission or announcement of any acquisition proposal or acquisition inquiry;

•	furnish any information regarding the Company to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend any acquisition proposal or acquisition inquiry; or

•	enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition transaction.

The Agreements to Tender and Voting Agreements entered into by Interpark and Chairman Lee each provide that the transfer restrictions, agreement to tender, voting covenants, irrevocable proxies and limitations on solicitation of the party thereto will terminate or expire, as applicable, on the earliest to occur of: (i) the valid termination of the Share Allocation and Tender Offer Agreement in accordance with its terms; (ii) the Acceptance Date; (iii) the occurrence of any change to the Offer described in certain clauses of the Share Allocation and Tender Offer Agreement that is not consented to in writing by such party in such party’s sole discretion; or (iv) 11:59 pm in Seoul, Korea on any date after the 75th day following the date of such party’s Agreement to Tender and Voting Agreement on which such party provides written notice to eBay of the termination of such party’s Agreement to Tender and Voting Agreement.

The Agreements to Tender and Voting Agreements entered into by Young Bae Ku, Duckjun (D.J.) Lee, Dae Sik Yang, Kwang Jin Ryoo, Wilshire Norman and KB Securities each provide that the transfer restrictions, agreement to tender, voting covenants, irrevocable proxies (if applicable) and limitations on solicitation of the party thereto will terminate or expire, as applicable, on the earliest to occur of: (i) the valid termination of the Share Allocation and Tender Offer Agreement in accordance with its terms; (ii) the Acceptance Date; or (iii) the occurrence of any change to the Offer described in certain clauses of the Share Allocation and Tender Offer Agreement that is not consented to in writing by such party in such party’s sole discretion.

The Agreements to Tender and Voting Agreements entered into by Yahoo! Korea and Yahoo! Inc. each provide that such agreements will terminate automatically, without any notice or action by any party, upon the earlier to occur of: (i) the valid termination of the Share Allocation and Tender Offer Agreement in accordance with its terms; or (ii) the Acceptance Date. In addition, each of Yahoo! Korea and Yahoo! Inc. will have the right to immediately terminate their applicable Agreement to Tender and Voting Agreement upon written notice to eBay at any time following: (i) the occurrence of any change to the Offer described in certain clauses of the Share Allocation and Tender Offer Agreement that is not consented to in writing by the such shareholder in such shareholder’s sole discretion; (ii) the modification or termination for any reason of the Interpark Agreement to Tender and Voting Agreement; or (iii) the withdrawal or modification of the Company Board Recommendation in response to a superior offer or the recommendation of a superior offer to the Company’s shareholders.

The foregoing description of the Agreements to Tender and Voting Agreements does not purport to be complete and is qualified by reference to the Form of Agreement to Tender and Voting Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference, and the Agreements to Tender and Voting Agreements, which are filed as Exhibits (e)(4) through (e)(9) hereto and are incorporated herein by reference.

Confidentiality Agreement.

On January 17, 2009, the Company, eBay, Interpark and Chairman Lee entered into a confidentiality agreement (the “Confidentiality Agreement”) containing customary provisions, pursuant to which, among other matters, each party agreed to keep confidential all information furnished to it or its representatives by the other parties, not to use a discloser’s confidential information other than in connection with evaluation of a possible transaction among the parties and not to directly or indirectly disclose a discloser’s confidential information. The parties further agreed to keep confidential the existence of discussions regarding possible transaction, the content of such discussions and the status of such discussions.

The Company and eBay each also agreed that, commencing on the date the Confidentiality Agreement is executed, neither it nor its affiliates will, unless specifically invited in writing by the other party, in any manner, directly or indirectly, effect, offer to propose to effect, participate in or in any way assist with, certain corporate transactions involving the other party, participate in a group (as defined under the Exchange Act) for purposes of effecting certain corporate transactions with respect to the other party, make a public announcement with respect to, or an unsolicited proposal for, any extraordinary transaction involving the other party’s securities, seek to control the management, the board of directors or policies of the other party, take any action which could require the other party to make any public disclosure with respect to certain corporate transactions or enter into discussions or arrangements with any third party with respect to any of the foregoing for a period of 18 months from the date of execution of the Confidentiality Agreement. Pursuant to the terms of the Share Allocation and Tender Offer Agreement, these obligations ceased to have any further force or effect upon the execution thereof. Subject to specified exceptions, for a period of one year from the date of execution of the Confidentiality Agreement, each of the Company and eBay agreed not to solicit the employment of or hire certain employees of the other party. Pursuant to the terms of the Share Allocation and Tender Offer Agreement, these obligations ceased to have any further force or effect upon the execution thereof. Except as set forth above, the obligations set forth in the Confidentiality Agreement expire on October 30, 2011, or earlier, on the two year anniversary of the completion of the Offer, if the Offer is consummated.

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(10) hereto and is incorporated herein by reference.

Key Shareholder Agreements.

In connection with the Share Allocation and Tender Offer Agreement, each of Chairman Lee and Interpark (each a “Key Shareholder”) entered into a Key Shareholder Agreement, dated as of April 16, 2009, in favor of, and for the benefit of Parent, IAC and the affiliates of eBay (the “Key Shareholder Agreements”).

The Key Shareholder Agreements provide, among other things, that during the period between effective time (as described below) and the two year anniversary of the effective time, the Key Shareholders, subject to certain exceptions, will not and will ensure that their affiliates do not:

•	engage in competition in any part of the restricted territory;

•

be or become an officer, director, employee, shareholder, owner or co-owner (in the sense of equity ownership) or affiliate (or, in relation to any business or activity that constitutes competition, a partner, promoter, manager, agent, representative, adviser or consultant), in each case of, for or to any specified person or other person that engages in “competition” in any part of the “restricted territory;”

•	with respect to Interpark, fail to adhere to certain agreed to restrictions relating to its online marketplace business;

•	subject to certain exceptions, hire any specified individual as an employee, consultant or independent contractor;

•

personally or through others, induce, knowingly encourage, solicit (on the Key Shareholder’s own behalf or on behalf of any other person) any specified individual who is known to the Key Shareholder or its affiliates (after reasonable inquiry) to be a specified individual to leave his or her employment, consulting or independent contractor relationship with eBay or any of eBay’s affiliates;

•	personally or through others, knowingly interfere or attempt to interfere with the relationship of eBay or any of eBay’s affiliates with any of its business contacts; or

•

intentionally libel, slander or disparage eBay or any affiliate of eBay in any manner that would reasonably be expected to be harmful to the business, business reputation or personal reputation of eBay or any such affiliate.

With respect to Interpark, “restricted territory” means each county, province, territory or other jurisdiction in Japan and Singapore, except that in the event that eBay, the Company and Acquisition Sub exit from the “online marketplace business” in Japan or Singapore, such country shall be excluded from the definition of “restricted territory” on and after the time of such exit.

With respect to Chairman Lee, “restricted territory” means each county, province, territory or other jurisdiction in Korea, Japan and Singapore, except that in the event that eBay, the Company and Acquisition Sub exit from the online marketplace business in Korea, Japan or Singapore, such country shall be excluded from the definition of “restricted territory” on and after the time of such exit.

A person is deemed to be engaged in “competition” if such person or any of such person’s affiliates (other than: (x) any officer or director of such person; (y) any shareholder of such person who is not controlled by such person and who owns less than a majority of the voting securities of such person and (z) in the case of Chairman Lee’s agreement, Interpark and its affiliates) is engaged directly or indirectly in the online marketplace business.

Subject to certain exceptions, “online marketplace business” means the offering to the public of any infrastructure for an e-commerce platform (e.g., website, search function, member registration and processing services, etc.) that enables buyers and sellers to interact and trade with one another for the purchase and sale of goods over the Internet.

In addition, pursuant to the Key Shareholder Agreements, each Key Shareholder:

•	made certain representations and warranties to eBay and each of its affiliates;

•

agreed, subject to certain exceptions, that from the date of the Key Shareholder Agreement until the second anniversary of the effective time, such Key Shareholder will not, and such Key Shareholder will ensure that its affiliates (with certain exclusions) do not, bring, cause to be brought, or assist any third party in bringing any claim, suit, action or proceeding of any kind against the Company:

¡

alleging that the Company (or any product or service of the Company) has infringed (whether directly, contributorily, by inducement or otherwise) or misappropriated any patent, copyright, trademark, service mark, trade secret or other intellectual property right owned by (or exclusively licensed to) such Key Shareholder or any affiliate of such Key Shareholder; or

¡	contesting the validity of any patent, copyright, trademark, service mark, trade secret or other intellectual property right owned by the Company;

•

agreed to keep all confidential information received by such Key Shareholder confidential pursuant to the terms of the confidentiality agreement such Key Shareholder previously entered into with eBay; and

•	subject to certain exceptions, irrevocably, unconditionally and completely released eBay and each of its affiliates from any claim.

Pursuant to the Interpark Key Shareholder Agreement, eBay and IAC agreed to, within three months of the effective time, cease using the “Interpark” name in connection with all of the Company’s and its affiliates businesses.

The “effective time” of each of the Key Shareholder Agreements will be the Acceptance Date unless the applicable Key Shareholder’s Agreement to Tender and Voting Agreement is validly terminated by such Key Shareholder prior to the Acceptance Date and such Key Shareholder does not tender any Company Securities pursuant to the Offer prior to the Acceptance Date, in which case the “effective time” will be the time any securities of the Company held by such Key Shareholder are purchased by Acquisition Sub during any Subsequent Offering Period. Each Key Shareholder Agreement will automatically terminate if Acquisition Sub does not purchase (as of the Acceptance Date or at any time during any Subsequent Offering Period) any Company Securities held by the Key Shareholder.

The foregoing descriptions of the Key Shareholder Agreements do not purport to be complete and are qualified by reference to the Key Shareholder Agreements, which are filed as Exhibits (e)(11) and (e)(12) hereto and are incorporated herein by reference.

Appointee Confidentiality, Non-Competition and Non-Solicitation Agreements.

In connection with the Share Allocation and Tender Offer Agreement, each of Mr. Young Bae Ku and Kwang Jin Ryoo (the “Appointees”), entered into an Appointee Confidentiality, Non-Competition and Non-Solicitation Agreement, dated April 16, 2009, in favor of, and for the benefit of the Company (the “Appointee Agreements”).

The Appointee Agreements provide, among other things, that during the period between Acceptance Date and the second anniversary of the date the Appointee ceases to be appointed by the Company (the “Separation Date”), subject to certain exceptions, such Appointee will not directly or indirectly:

•

“compete” with the Company or eBay or be or become an officer, director, shareholder, owner, affiliate, partner, employee, agent, representative, consultant, advisor or manager of, for or to any person or entity that “competes” with the Company or eBay;

•

solicit, for or with respect to any business which provides any platform (such as marketplace), services and/or products that are the same as, substantially the same as, or competitive with any services or products marketed by the Company, eBay, any customers of the Company or eBay or their affiliates, or any person or entity who is or was a user of, a seller or advertiser in connection with or a technology, marketing or other partner relating to any aspect of the business of the Company or eBay in the “restricted territory” as of, or within the two years prior to, the Separation Date;

•

on or for such Appointee’s own behalf or benefit or in aid of any other person or entity, employ, hire or engage (including, but not limited to, in the capacity as a director, officer, employee, partner, principal, co-venturer, proprietor, consultant, agent, representative, trustee, affiliate, stockholder, investor or other business associate) or induce or solicit for employment, hire or engagement any individual who was an employee of the Company or eBay or any of their affiliates at any time during the 12 months preceding the Separation Date; or

•

on or for such Appointee’s own behalf or benefit or in aid of any other person or entity, bring, cause to be brought, or assist any third party in bringing any claim, suit, action or proceeding of any kind against the Company, eBay or any of their affiliates:

¡

alleging that the Company, eBay or any of their affiliates (or any platform, service or product of the Company, eBay or any of their affiliates) has infringed (whether directly, contributorily, by inducement or otherwise) or misappropriated any patent, copyright, trademark, service mark, trade secret, or other intellectual property right owned by (or exclusively licensed to) the Appointee or any affiliate of the Appointee; or

¡	contesting the validity of any patent, copyright, trademark, service mark, trade secret or other intellectual property right owned by the Company, eBay or any of their affiliates.

For purposes of the Appointee Agreements, “compete” means engaging in any business or activity which provides any platform, services and/or products that are the same as, substantially the same as, or competitive with any platform, services or products marketed by the Company or eBay at the time of the Separation Date, in any manner whatsoever within the restricted territory.

For purposes of the Appointee Agreements, “restricted territory” means Korea, Singapore or Japan.

In addition, pursuant to the Appointee Agreements, each Appointee:

•	agreed to keep all confidential information and trade secrets received by such Appointee confidential; and

•

subject to certain exceptions, and effective as of the Acceptance Date, irrevocably, unconditionally and completely released the Company, eBay and their affiliates from any claim relating to or arising out of:

¡	any written or oral agreements or arrangements occurring, existing or entered into by such Appointee at any time up to and including the date of the Appointee Agreement; and

¡

any events, matters, causes, acts, omissions or conduct, occurring or existing at any time up to and including the date of the Appointee Agreement, including any claim: (i) to the effect that such Appointee is or may be entitled to any compensation, benefits or perquisites from the Company; or (ii) otherwise arising out of or in any way connected with such Appointee’s employment or other relationship with the Company.

The Appointee Agreements provide that none of the Company, eBay or any Appointee will make negative or disparaging public statements about the other, whether oral, written or otherwise.

This summary of the Appointee Agreements does not purport to be complete and is qualified by reference to the Form of Appointee Agreement, which is filed as Exhibit (e)(13) hereto and is incorporated herein by reference.

Executive Officer Retention Arrangements with Parent.

Service Agreement and Confidentiality Agreement. In connection with the Share Allocation and Tender Offer Agreement, Mr. Young Bae Ku (“Mr. Ku”) entered into a Service Agreement (the “Service Agreement”) and a Confidentiality Agreement (the “Ku Confidentiality Agreement”), each dated April 16, 2009, with the Company.

The Service Agreement provides that, effective as of the Acceptance Date, Mr. Ku will be appointed as the President, Co-Representative Director and Executive Director of the Company. As the President, Co-Representative Director and Executive Director of the Company, Mr. Ku will be entitled to an annual base salary equal to KRW 350,000,000, less applicable deductions and withholdings, for 2009, a fixed bonus of KRW

190,000,000, beginning in 2010, a bonus through participation in Parent’s incentive plan, with an incentive plan target bonus of up to 45% of base salary, monthly and annual paid vacation in accordance with the Company’s policies, the free use of a motor vehicle in accordance with the Company’s policies and the enrollment in the National Pension, National Health Insurance and other statutory benefit programs required by the applicable laws of Korea.

Subject to the applicable laws and regulations of Korea, the Company’s Articles of Incorporation and/or applicable regulations governing severance, Mr. Ku’s service may be terminated, by written notice, as follows:

•	subject to certain limitations, by the Company at any time in the event of any act or omission by Mr. Ku that:

1.	violates any provision of the Service Agreement in any material respect (including the failure of Mr. Ku to meet satisfactory levels of performance as determined in the sole discretion of the Company (“Non-Satisfactory Performance”)), or

2.	would otherwise in law permit the Company to terminate the service of Mr. Ku for cause under the Korean Commercial Code (including Non-Satisfactory Performance) (a “Ku Violation”);

•

by the Company after the 18-month anniversary of the Acceptance Date (the “Minimum Service Period”) by giving three months’ notice to Mr. Ku or immediately by paying three months base salary in lieu thereof or pro-rated partial pay in lieu thereof at the discretion of the Company;

•	by Mr. Ku after the Minimum Service Period by giving three months’ notice to the Company; or

•

subject to certain limitations, by Mr. Ku at any time in the event of any act or omission of the Company which violates any provision of the Service Agreement in any material respect (a “Company Violation”).

The Service Agreement provides that if Mr. Ku resigns prior to the completion of the Minimum Service Period (other than for a Company Violation) or the Company terminates the Service Agreement prior to the completion of the Minimum Service Period pursuant to a Ku Violation (other than Non-Satisfactory Performance), then Mr. Ku will be required to pay to the Company an amount equal to one times his annual base salary as liquidated damages.

As a condition to Mr. Ku’s appointment as the President, Co-Representative Director and Executive Director of the Company, Mr. Ku also entered into the Ku Confidentiality Agreement, which, among other things, provides (i) that subject to certain exceptions, Mr. Ku will not disclose, reproduce, distribute or use the proprietary information of the Company, eBay or any other their affiliates or any website user of the Company, eBay or any other their affiliates, including buyers and sellers, except as required in the course of his appointment or employment with the Company, and (ii) for the assignment by Mr. Ku of any intellectual property which is conceived, made or developed by Mr. Ku solely or jointly with others during the period of his appointment or employment with the Company.

The foregoing summary of the Services Agreement and the Ku Confidentiality Agreement does not purport to be complete and is qualified by reference to the Services Agreement including Attachment 1 thereto, which is filed as Exhibit (e)(14) hereto and is incorporated herein by reference.

Effects of the Share Allocation and Tender Offer Agreement on Dividend Policy.

The Share Allocation and Tender Offer Agreement provides that, from the date of the Share Allocation and Tender Offer Agreement to the date of the Acceptance Date, the Company shall not declare or pay any dividends on the Company Securities. Neither Parent nor Acquisition Sub has indicated that it anticipates waiving this restriction or otherwise consenting to the payment of any dividend on the Company Securities. Accordingly, it is anticipated that no dividends will be declared or paid on the Company Securities following April 16, 2009. The Company has not, since it was incorporated, declared or paid dividends on the Company Securities.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Special Committee and the Board of Directors.

On April 15, 2009, a special committee of independent directors of the Company Board that negotiated the Share Allocation and Tender Offer Agreement (the “Special Committee”) unanimously (the following, the “Special Committee Recommendation”):

(a) determined that the Share Allocation and Tender Offer Agreement and the transactions contemplated thereby and by the Agreements to Tender and Voting Agreements and the IAC Share Purchase Agreement (collectively, the “Contemplated Transactions”), including the Offer and the Share Allocation, are in the best interests of the Company and the holders of Common Stock;

(b) recommended to the Company Board that the Company Board (1) approve the Share Allocation and Tender Offer Agreement and the Contemplated Transactions, (2) direct that the Voting Proposals be submitted to the holders of Common Stock for their approval, and (3) resolve to recommend that Company Security Holders accept the Offer, tender their Company Securities pursuant to the Offer and vote in favor of the Voting Proposals; and

(c) determined that (1) the Share Allocation does not exceed 60% of the total issued and outstanding shares of the Company; and (2) the purposes of the issuance of shares of Common Stock in the Share Allocation are long-term development of the Company and funding necessity and to effect other management purposes in accordance with the Company’s Articles of Incorporation, in light of the circumstances deemed relevant by the Special Committee, and, therefore, that the Company’s Articles of Incorporation should not confer pre-emptive rights on the existing holders of Common Stock with respect to such Share Allocation.

Also on April 15, 2009, following the Special Committee meeting, the Company Board, based on the unanimous recommendation of the Special Committee, unanimously (the following, the “Company Board Recommendation”):

(a) determined that the Share Allocation and Tender Offer Agreement and the Contemplated Transactions, including the Offer and the Share Allocation, are in the best interests of the Company and the holders of Common Stock;

(b) approved the Share Allocation and Tender Offer Agreement and the Contemplated Transactions, including the Offer and the Share Allocation, in accordance with applicable legal requirements;

(c) directed that the Voting Proposals be submitted to the holders of Common Stock for their approval;

(d) resolved to recommend that Company Security Holders accept the Offer, tender their Company Securities pursuant to the Offer and vote in favor of the Voting Proposals; and

(e) determined that the Company’s Articles of Incorporation should not confer pre-emptive rights on the existing holders of Common Stock with respect to the Share Allocation.

The Company Board, based on the unanimous recommendation of the Special Committee, unanimously recommends that the Company Security Holders accept the Offer and tender their Company Securities pursuant to the Offer.

Background of Offer.

The Company is a leading retail e-commerce marketplace in Korea offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. The Company was incorporated under Korean law on April 7, 2000. On June 29, 2006, the Company completed its initial public stock offering and subsequently listed the Company ADSs on The Nasdaq Global Select Market.

Beginning prior to the Company’s initial public offering, from time to time eBay and Chairman Lee, Chairman of the Company Board and Chairman of Interpark, the Company’s largest securityholder, held discussions regarding a possible strategic partnership between eBay and the Company and the possible purchase by eBay of the Company Securities owned by Chairman Lee and Interpark (together, in their capacities as securityholders of the Company, the “Significant Shareholders”).

In September 2005, Chairman Lee met with Mr. Jay Lee, an officer of IAC, an indirect subsidiary of eBay and operator of eBay’s e-commerce marketplace in Korea. At that meeting, Chairman Lee expressed his thoughts about the Company’s future course and discussed with Mr. Jay Lee the possibility of a strategic partnership with a global e-commerce company, an initial public offering of the Company’s securities or a sale of the Company Securities owned by the Significant Shareholders. Chairman Lee expressed his belief that a potential partnership between the Company and eBay could be mutually beneficial. Mr. Jay Lee and Chairman Lee then discussed exploring a possible partnership or investment and Mr. Jay Lee asked Chairman Lee to keep him informed regarding next steps.

On November 3, 2005, a representative of eBay contacted a representative of the Company’s financial advisor at that time (the “Financial Advisor”) to discuss various strategic benefits of a possible strategic partnership between the Company and eBay.

The Financial Advisor advised eBay that the Company was planning an initial public offering in the United States. In or about January 2006, representatives of the Financial Advisor had a telephone discussion with representatives of Morgan Stanley & Co. Incorporated (“Morgan Stanley”), which had been retained by eBay as its financial advisor in connection with a possible transaction involving the Company, to discuss such a transaction between eBay and the Company.

On January 24, 2006, eBay and the Company entered into a Mutual Non-Disclosure Agreement with respect to the sharing of confidential information in connection with a potential strategic partnership. Also on January 24, 2006, eBay transmitted a request to the Company for information about the Company’s business.

On January 25, 2006, Mr. Ku, the Company’s Chief Executive Officer, and other representatives of the Company participated in a telephone conference with representatives of eBay. At this meeting, Mr. Ku made a presentation to representatives of eBay about the Company’s business.

On January 30, 2006, the Company delivered to eBay summary financial information about the Company.

On February 3, 2006, the Financial Advisor received from eBay a non-binding letter expressing eBay’s interest in a possible acquisition of all of the Company Securities at a valuation of between U.S. $800 million and U.S. $1 billion.

On February 7, 2006, representatives of the Financial Advisor contacted representatives of eBay and informed them that the expression of interest contained in eBay’s letter of February 3, 2006 was not acceptable to the Significant Shareholders but that the Significant Shareholders remained open to further discussions with eBay. Representatives of eBay requested additional financial information about the Company in order to decide eBay’s next steps.

On February 28, 2006, representatives of eBay met with members of management of the Company, including Mr. Ku, to discuss the Company’s business presentation and summary financial information that was previously provided to eBay in response to its information requests.

On June 6, 2006, the Company publicly filed a registration statement with the SEC for its initial public offering.

On June 29, 2006, the Company completed an initial public offering in the United States of the Company ADSs at an initial public offering price per Company ADS of U.S. $15.25 (approximately KRW 14,649 based on the exchange rate on that date). As of December 31, 2006, 10,733,884 Company ADSs were outstanding.

In November 2006, eBay received an invitation from the Financial Advisor (whose engagement by the Company had been terminated in October 2006) to submit a proposal for a possible acquisition of the Company Securities owned by the Significant Shareholders. From this time until August 2007 the Financial Advisor communicated with representatives of eBay on an informal basis on behalf of the Significant Shareholders. The Company Board was not involved in these discussions, except as expressly indicated below.

In early December 2006, eBay and Interpark negotiated a Mutual Non-Disclosure Agreement with respect to the sharing of confidential information. On December 13, 2006, eBay and Interpark signed the Mutual Non-Disclosure Agreement.

In February 2007, representatives of Morgan Stanley had discussions with representatives of the Significant Shareholders, and representatives of eBay had discussions with representatives of the Significant Shareholders, with respect to a possible acquisition by eBay of at least a 67% interest in the Company in connection with a possible offer for all of the outstanding Company Securities. During those discussions, it was communicated to the Significant Shareholders and representatives of the Significant Shareholders that eBay would be interested in pursuing such a transaction at a price of U.S. $24.00 (approximately KRW 22,493 based on the exchange rate on that date) per Company Security.

On February 27, 2007, Morgan Stanley made a presentation to the representatives of the Significant Shareholders regarding the structure of the proposed transaction, and confirmed eBay’s interest in a transaction involving an acquisition of at least 67% of the voting securities of the Company through a series of related transactions, including an offer by eBay to all of the securityholders of the Company to acquire the Company Securities held by such securityholders for cash and involving a combination of IAC and the Company. These representatives indicated to eBay that the Significant Shareholders were not interested in pursuing a transaction at a value of U.S. $24.00 (approximately KRW 22,580 based on the exchange rate on that date) per Company Security. While at this time eBay indicated that it was interested in at least a 67% interest in the Company, eBay focused on the Company Securities owned by the Significant Shareholders (which represented approximately 37% of the outstanding Company Securities) as a necessary component of any possible transaction, from eBay’s point of view.

During the first quarter of 2007, representatives of Morgan Stanley and representatives of the Financial Advisor periodically continued to discuss the merits of a possible transaction as previously outlined by eBay, and agreed to schedule a meeting to discuss this topic further, including eBay’s desire to acquire the interests of the Significant Shareholders.

On April 5, 2007, representatives of eBay and the Significant Shareholders, together with representatives of Morgan Stanley, held meetings in Korea to discuss potential synergies between eBay and the Company and possible terms of a transaction involving eBay, the Significant Shareholders and the Company. Following these meetings, in light of a difference of opinion between eBay and the Significant Shareholders with respect to the valuation of the Company, eBay informed the Significant Shareholders that they were invited to contact eBay at such time as they were interested in pursuing a transaction closer to eBay’s view of the valuation.

Between April 2007 and October 2007, representatives of eBay and representatives of Morgan Stanley talked from time to time with representatives of the Significant Shareholders about a possible transaction involving eBay and the Company, but did not seriously pursue such a transaction at that time.

In early August 2007, the Significant Shareholders engaged Lehman Brothers Inc. (“Lehman Brothers”) as their exclusive financial advisor. During this period, representatives of eBay and representatives of Morgan Stanley had several discussions with representatives of Lehman Brothers regarding Lehman Brothers’ role and the renewed desire by the Significant Shareholders to explore the sale of their equity interest in the Company.

During the month of August several meetings were held among Lehman Brothers and representatives of the Significant Shareholders to discuss the potential sale of Company Securities owned by the Significant Shareholders. Thereafter, Bae, Kim and Lee (“BKL”) and Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”), were retained as Korean and U.S. counsel, respectively, to the Significant Shareholders.

Beginning in September 2007, Lehman Brothers contacted almost 40 internet and media companies, private equity firms and hedge funds in Asia, Europe and the U.S. regarding their potential interest in acquiring the Company Securities owned by the Significant Shareholders. Lehman Brothers then initiated a formal bidding process, with process letters delivered to potential bidders in early October 2007.

In connection with this process, on October 3, 2007, Lehman Brothers delivered a letter and a confidential business summary to eBay describing the process for the submission to Lehman Brothers of an expression of interest with respect to the possible purchase of the Company Securities owned by the Significant Shareholders.

At various times between October 3, 2007 and October 24, 2007, representatives of Lehman Brothers and representatives of Morgan Stanley discussed a possible transaction involving eBay, the Significant Shareholders and the Company.

On October 24, 2007, eBay delivered to Lehman Brothers a preliminary and non-binding proposal letter confirming eBay’s interest in acquiring all of the outstanding Company Securities, including those owned by the Significant Shareholders, and proposing a purchase price of U.S. $29.00 (approximately KRW 26,624 based on the exchange rate on that date) per Company Security, subject to confirmatory due diligence. The letter proposed that the transactions involve a tender offer by eBay (or an affiliate of eBay) for all of the outstanding Company Securities, the purchase by eBay (or an affiliate of eBay) from the Company of newly issued shares of Common Stock and the combination of the Company and IAC. Shortly thereafter, a representative of Lehman Brothers called a representative of Morgan Stanley and rejected the proposal on behalf of the Significant Shareholders, partly because the Significant Shareholders believed the proposed purchase price was too low and partly because the Significant Shareholders were interested in a transaction involving only the purchase of their own Company Securities.

On November 5, 2007, eBay delivered to Lehman Brothers a revised preliminary and non-binding letter confirming eBay’s interest in acquiring the Company, including the Company Securities owned by the Significant Shareholders, and proposing a purchase price of U.S. $32.00 (approximately KRW 29,069 based on the exchange rate on that date) per Company Security, subject to confirmatory due diligence.

On November 6, 2007, representatives of Morgan Stanley and representatives of Cooley Godward Kronish LLP (“Cooley Godward”), counsel for eBay, participated in a telephone conference with representatives of Lehman Brothers and representatives of Wilson Sonsini. During this telephone conference, the representatives discussed the proposed structure and timing of the transaction contemplated by eBay’s November 5, 2007 letter, including timing related to a possible antitrust review of the transaction. On November 8, 2007, a representative of Lehman Brothers called a representative of Morgan Stanley and informed Morgan Stanley that eBay was invited to continue discussions with the Significant Shareholders with respect to a possible transaction involving their Company Securities, and that a meeting between representatives of eBay and members of senior management of the Company would be scheduled in the near future.

During November 2007, Chairman Lee formally advised the Company Board that he was in discussions with eBay and several other parties regarding a possible sale of the Company Securities owned by the Significant

Shareholders, and requested that the Company participate in the due diligence process to assist the Significant Shareholders. Later in November 2007, this request was taken up at the Company’s audit committee meeting. The audit committee requested that Chairman Lee obtain nondisclosure and standstill agreements with all interested parties before providing information to parties who were considering the acquisition of the Company Securities owned by the Significant Shareholders, as well as an indemnification agreement with Interpark for the benefit of the Company in respect of any damages the Company might suffer in connection with the provision of the requested confidential information to those interested parties. Non-disclosure and standstill agreements were subsequently negotiated with the involvement of the Company’s outside legal counsel, Orrick Herrington & Sutcliffe LLP (“Orrick”), and entered into with certain interested parties. The indemnification agreement requested by the Company’s audit committee was entered into between Interpark and the Company on November 16, 2007.

On November 14, 2007, senior executives of eBay met with Chairman Lee in Seoul, Korea. At that meeting, the representatives of eBay confirmed eBay’s strong interest in a transaction involving eBay, the Significant Shareholders and the Company. On November 20, 2007, representatives of eBay together with representatives of Morgan Stanley, met in Seoul, Korea with senior executives of the Company and a senior executive of Interpark to discuss the Company’s business and prospects.

On November 21, 2007, Lehman Brothers delivered to eBay a letter describing the process for prospective purchasers to submit a final offer to acquire the Company Securities owned by the Significant Shareholders. The letter was accompanied by an initial draft of a share purchase agreement contemplating the purchase of only those Company Securities.

On November 27, 2007, representatives of Cooley Godward, acting for eBay, participated in a telephone conference with representatives of BKL, acting for the Significant Shareholders, in which the representatives discussed antitrust-related aspects of the possible transaction, including risks and timing related thereto.

On November 29, 2007, eBay delivered to Lehman Brothers a non-binding letter setting forth the basis upon which eBay would be prepared to proceed with due diligence and negotiations for the purchase of all of the outstanding Company Securities at a purchase price of U.S. $34.00 (approximately KRW 31,565 based on the exchange rate on that date) per Company Security. The letter proposed that the transactions involve a tender offer by eBay (or an affiliate of eBay) for all of the outstanding Company Securities, the purchase by eBay (or an affiliate of eBay) from the Company of newly issued shares of Common Stock and the combination of the Company and IAC. While the letter contemplated that eBay would acquire at least 67% of the Company through the related transactions described in the letter, the letter made it clear that only a majority ownership level (rather than a 67% ownership level) was a condition to the transaction and acknowledged that, in light of the number of shares that would be subject to agreements to tender and issued directly by the Company to eBay, there would not be any risk in satisfying the majority ownership condition. The letter was also accompanied by a pre-signing timeline, a summary of material terms of the key definitive agreements necessary to complete the transaction and a draft of an agreement to tender which was intended to replace the initial draft share purchase agreement delivered by Lehman Brothers to eBay on November 21, 2007.

On November 30, 2007, representatives of Lehman Brothers, acting on behalf of the Significant Shareholders, provided Morgan Stanley with a response to the proposal submitted by eBay on November 29, 2007. Among other things, the representatives of Lehman Brothers asked that eBay indicate how it would address concerns expressed by the Significant Shareholders relating to antitrust risk in any acquisition by eBay of a substantial interest in the Company (including whether eBay would agree to a reverse break-up fee payable to the Significant Shareholders if the transaction did not occur due to antitrust regulatory issues) and the financial metrics that would be used in determining the relative values of IAC and the Company in connection with the combination of IAC and the Company. Representatives of Lehman Brothers and representatives of Morgan Stanley continued to discuss these matters for the next several days. During those discussions, representatives of Morgan Stanley advised representatives of Lehman Brothers that eBay was not prepared to agree to a reverse break-up fee.

On December 11, 2007, at a meeting of the Company Board, Chairman Lee informed the Company Board that he had received expressions of interest for the possible purchase of the Company Securities owned by the Significant Shareholders from eBay and another publicly-traded company.

On December 13, 2007, representatives of Morgan Stanley had a discussion with representatives of Lehman Brothers in which representatives of Lehman Brothers indicated that the Significant Shareholders were not prepared to proceed with any transaction unless eBay could provide further comfort with respect to the concerns expressed by the Significant Shareholders with respect to the perceived antitrust risk in the transaction, which they viewed as significant. The representatives of Morgan Stanley reiterated eBay’s view that eBay was not prepared to provide a reverse break-up fee to the Significant Shareholders, but would be willing to continue to discuss antitrust-related matters. The representatives of Lehman Brothers indicated that the Significant Shareholders were not prepared to agree to a sale of their Company Securities on that basis. Lehman Brothers and Morgan Stanley agreed, however, to continue to talk from time to time about a possible transaction involving the acquisition of the Company Securities owned by the Significant Shareholders.

From December 2007 through mid-January 2008, representatives of eBay and representatives of Morgan Stanley continued to discuss with representatives of the Significant Shareholders and representatives of Lehman Brothers various ways in which to address concerns expressed by the Significant Shareholders with respect to a possible transaction in respect of their Company Securities. However, no meaningful progress was made during such discussions. During such time, the Significant Shareholders continued to consider their options with respect to the disposition of all or some of their security holdings in the Company.

In late January 2008, eBay determined that it might be possible for eBay to make a confidential voluntary filing with the KFTC of an application for preliminary approval, under the Korean Monopoly Regulation and Fair Trade Act, of the acquisition by eBay, or an affiliate of eBay, of a controlling interest in the Company. From late January 2008 through early February 2008, representatives of Cooley Godward, together with eBay’s Korean legal counsel, Kim & Chang (“K&C”), explored this possibility and representatives of eBay conveyed to representatives of the Significant Shareholders eBay’s desire to make such a filing.

On February 12, 2008, representatives of Cooley Godward and representatives of Wilson Sonsini and BKL, together with representatives of Morgan Stanley and representatives of Lehman Brothers, discussed the possibility that eBay would make such a voluntary filing with the KFTC. K&C informed eBay that such a filing need not specify a possible purchase price for the Company Securities. Among the items discussed was the need for a non-binding memorandum of understanding between eBay and the Significant Shareholders for filing with the KFTC as part of eBay’s voluntary filing, and the parties’ desire to maintain the confidentiality of the filing for as long as possible.

On March 11, 2008, representatives of Morgan Stanley presented a draft of the non-binding memorandum of understanding to Lehman Brothers for distribution to the Significant Shareholders. The memorandum of understanding, which did not include a proposed purchase price for the Company Securities, contemplated the same structure previously proposed by eBay (i.e., a tender offer by eBay (or an affiliate of eBay) for all of the outstanding Company Securities, the purchase by eBay (or an affiliate of eBay) of newly issued shares of Common Stock and the combination of the Company and IAC). After considering eBay’s request with respect to the proposed voluntary filing with the KFTC (including the confidential nature of such a filing), the Significant Shareholders determined that cooperating with eBay in connection with such a voluntary filing was the best way to address the perceived antitrust concerns with respect to a possible transaction in respect of their Company Securities.

From mid-March 2008 through late April 2008, representatives of eBay and representatives of the Significant Shareholders negotiated a cooperation agreement (the “Cooperation Agreement”), pursuant to which eBay and the Significant Shareholders, acting only in their capacities as securityholders of the Company, would cooperate with each other to prepare a voluntary preliminary filing with the KFTC. The Cooperation Agreement also contemplated certain confidentiality obligations on the parties and certain transfer restrictions on securities of the Company owned by the Significant Shareholders. On April 7, 2008, Chairman Lee, acting as the representative of the Significant Shareholders, and Mr. Jay Lee agreed to postpone further discussions regarding the price in a possible transaction until the completion of the preliminary KFTC review. On April 25, 2008, eBay, Chairman Lee and Interpark entered into the Cooperation Agreement and the non-binding memorandum of understanding in the form provided by eBay.

From late April 2008 through late May 2008, eBay and the Significant Shareholders, and their respective representatives, discussed (and prepared appropriate documentation regarding) the application for preliminary approval by the KFTC of the acquisition by eBay of a 50% or greater interest in the Company. On May 24, 2008, eBay submitted to the KFTC an application for preliminary approval of the proposed transaction as it was described in the non-binding memorandum of understanding.

Between May 24 and September 24, 2008, representatives of the Significant Shareholders were informed that K&C had held a number of telephonic and in-person meetings with the KFTC to discuss the competitive aspects of the possible transaction, and provided the KFTC with documents relating to, among other matters, the businesses of IAC, the Company and Interpark.

Also at various times between late May 2008 and early March 2009, representatives of the legal and financial advisors to the Significant Shareholders communicated to eBay that they were interested in selling only their Company Securities and proposed alternative transaction structures to eBay and its legal and financial advisors, with each such structure involving the acquisition by eBay of the Company Securities held by the Significant Shareholders and, possibly, other large securityholders of the Company before eBay would commence a tender offer for additional Company Securities and before any transaction involving the Company and IAC. eBay did not accept any of the alternative structures.

On June 25, 2008, Chairman Lee requested a meeting of the Company Board on July 2, 2008, to discuss a potential transaction involving the sale and purchase of all outstanding Company Securities, and a request by Chairman Lee and Interpark for information relating to the Company to be provided in connection with the contemplated transaction. The notice of meeting described the transaction as a potential acquisition of the Company by eBay (or an affiliate of eBay) involving three possible steps: (i) a negotiated purchase by eBay (or an affiliate of eBay) of the Company Securities owned by the Significant Shareholders (and possibly additional securityholders), (ii) a public tender offer by eBay (or an affiliate of eBay) for the remaining Company Securities, and (iii) the issuance by the Company of new shares of Common Stock to eBay (or an affiliate of eBay) and the Company’s acquisition of eBay’s interest in IAC, with the three steps to close simultaneously.

At the July 2, 2008 meeting of the Company Board, Chairman Lee informed the Company Board of the Significant Shareholders’ discussions with eBay involving the potential sale of their Company Securities. He advised the Company Board that the Significant Shareholders, in their capacities as securityholders of the Company, had entered into the Cooperation Agreement with eBay and Interpark on April 25, 2008 and that eBay had made the filing referred to above with the KFTC on May 25, 2008. He indicated that it was not clear to the Significant Shareholders, based on advice they had received, whether the KFTC would approve the transaction structure contemplated by eBay and that for that reason the Significant Shareholders and eBay were willing to see whether preliminary approval would be obtained from the KFTC before resuming discussions as to price or other terms. He indicated that the KFTC had requested certain information regarding the Company, and asked the Company Board to authorize management to provide the requested information.

The Company Board then discussed the implications of the Cooperation Agreement and the KFTC filing, and the possibility that the KFTC filing could result in the need for a public announcement for which the Company Board should be prepared. The Company Board engaged in a discussion as to its responsibilities regarding the contemplated transactions, the KFTC filing and the discussions that had taken place among eBay and the Significant Shareholders. The Company Board discussed its governance process and the fiduciary duties of the directors to the Company and its securityholders with respect to any transaction that could involve a possible change in control of the Company. After discussion, the Company Board authorized management to respond to the information request from the KFTC to the extent reasonably possible, and on the condition that future KFTC official information requests would be made directly to the Company.

On August 13, 2008, eBay issued the following statement: “eBay Inc., Interpark and Interpark’s Chairman, Ki-Hyung Lee, confirmed today that they are in discussions about a possible sale to eBay Inc. of Interpark’s and Ki-Hyung Lee’s interests in Gmarket. While no definitive agreement has yet been signed or reached, in connection with the discussions, a voluntary preliminary filing has been made with the KFTC and preliminary approval of the KFTC is being sought. There can be no assurance that the KFTC will approve the possible transaction, that an agreement will be reached or that a transaction will occur. None of the parties currently intends to comment further about this matter until such time, if ever, that they enter into a definitive agreement providing for the completion of a transaction.”

Following eBay’s announcement, the Company Board began to discuss formation of a committee of independent directors to lead any discussions or negotiations with eBay in connection with any potential transaction between the Company and eBay.

On September 5, 2008, the Company Board resolved, through a unanimous consent, to form the Special Committee for the purpose of assessing the various strategic alternatives available to the Company, including the possible sale of the Company. The Special Committee consisted of Mr. Hakkyun Kim, Mr. Dean Kim, Mr. John Milburn, Mr. Joon-Hoo Hahm and Mr. Massoud Entekhabi. The Company Board determined that each Special Committee member was independent of the Company’s management and was not self-interested in a possible combination transaction involving the Company. Mr. Milburn was elected chairman of the Special Committee.

In late September 2008, following the U.S. bankruptcy filing by Lehman Brothers, members of the Lehman Brothers team who were working with the Significant Shareholders joined Nomura Holdings, Inc. (“Nomura”), and Nomura was retained as exclusive financial advisor to the Significant Shareholders in October 2008.

On September 24, 2008, the KFTC Commissioners held a hearing to review the proposed transaction that was the subject of eBay’s voluntary filing on May 24, 2008. On that same day, the Special Committee held a meeting, at which it reviewed the discussions that had taken place among eBay and the Significant Shareholders of which the Special Committee were aware, discussed the obligations of the Special Committee and its options for taking action, and discussed the expected timing for KFTC approval. The Special Committee decided to pursue discussions with Cowen and Company, LLC (“Cowen”) regarding the retention of Cowen as its financial advisor. On September 25, 2008 the KFTC issued an official press release announcing that it would be granting eBay preliminary conditional approval to acquire a controlling interest in the Company.

On September 30, 2008, the KFTC provided eBay with written notice of its preliminary conditional approval for eBay to acquire a 50% or greater interest in the Company. The approval was conditioned on there being no increase in commission fees for three years, and no increase for three years on registration or advertising fees (excluding auction transactions) above the increase in the Korean Consumer Price Index, and on the adoption of new policies to protect small and medium-sized sellers. The KFTC indicated that the KFTC could modify these conditions according to the changed competitive landscape upon Acquisition Sub’s request and proof of such change on or after January 1, 2011.

On October 6, 2008, eBay delivered a written transaction confirmation addressed to Interpark confirming that the decision of the KFTC issued on September 30, 2008 was acceptable to eBay under the Cooperation Agreement. The delivery of the transaction confirmation triggered an obligation under the Cooperation Agreement for eBay and the Significant Shareholders, for a period of 15 business days, to attempt to negotiate a letter of intent (including a purchase price and an exclusivity agreement) with respect to a possible transaction acceptable to the Significant Shareholders and contemplating a sale to eBay of their Company Securities.

On October 21, 2008, representatives of eBay and representatives of Morgan Stanley met with Chairman Lee, Interpark’s Chief Financial Officer, Mr. Dong Hwa Kang, and representatives of Nomura, in Seoul, Korea to discuss the terms of a possible transaction involving eBay and the Significant Shareholders. During the meeting, representatives of eBay made an offer to acquire the Company for U.S. $23.50 (approximately KRW 32,101 based on the exchange rate on that date) per Company Security. The structure of the offer included: (i) a negotiated purchase by eBay (or an affiliate of eBay) of the Company Securities owned by the Significant Shareholders (and possibly additional securityholders), (ii) a public tender offer by eBay (or an affiliate of eBay) for the remaining Company Securities, and (iii) the issuance by the Company of new shares of Common Stock to eBay (or an affiliate of eBay) and the Company’s acquisition of eBay’s interest in IAC, and was subject to further due diligence. On October 23, 2008, representatives of Nomura informed representatives of Morgan Stanley that the price offered by eBay was not acceptable to the Significant Shareholders.

The Special Committee was advised that the meetings on October 21, 2008 had taken place. On October 22, 2008, the Special Committee met, with representatives of Cowen attending, to discuss this information. The Special Committee and Cowen discussed the terms of eBay’s proposal and alternatives available to the Special Committee. Following the meeting, representatives of the Special Committee conferred with Chairman Lee, in his capacity as representative of the Significant Shareholders, and agreed with the Significant Shareholders that the Special Committee would take the lead in future discussions with eBay. Following the October 22, 2008 meeting and through late November 2008, Cowen was in almost daily communication with the Special Committee and, at the Special Committee’s direction, with Company management.

In late October 2008, representatives of Cowen held discussions with representatives of Morgan Stanley regarding the history of the discussions that had taken place among representatives of eBay and the Significant Shareholders and the terms of eBay’s proposal. On October 30, 2008, in anticipation of an additional due diligence review by eBay of the Company and by the Company of IAC, eBay, the Significant Shareholders and the Company entered into an additional confidentiality agreement with respect to the sharing of confidential information.

On October 31, 2008, the Special Committee held a telephonic meeting to update the members on the status of discussions between Mr. Milburn and Chairman Lee with respect to eBay. The Special Committee appointed Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”) and Hwang Mok Park (“HMP”) as U.S. and Korean counsel, respectively, for the Special Committee.

On November 3, 2008, at the Special Committee’s direction following its own deliberations as well as its discussions with the Significant Shareholders, representatives of Cowen informed representatives of Morgan Stanley that the Significant Shareholders and the Special Committee would be supportive of a price of U.S. $27.00 (approximately KRW 34,242 based on the exchange rate on that date) per Company Security. Also on November 3, 2008, at the direction of the Special Committee, Cowen advised Morgan Stanley that the Significant Shareholders had agreed that the Special Committee would lead the discussions with eBay going forward.

On November 4, 2008, representatives of Morgan Stanley indicated that eBay viewed its proposal as fully-priced at U.S. $23.50 (approximately KRW 29,477 based on the exchange rate on that date) per Company Security. However, the representatives also indicated that eBay would be open to the possibility of considering a higher purchase price if the Company could demonstrate realizable synergies from a combination of the Company and IAC.

Throughout November and early December 2008, representatives of Morgan Stanley, Nomura, Cowen, eBay, the Significant Shareholders and the Company continued discussions regarding a possible transaction, with particular focus on the potential synergies realizable from a combination of the Company and IAC. On December 8, 2008, following these discussions, eBay conveyed, through representatives of Morgan Stanley, a revised purchase price offer from eBay of U.S. $24.00 (approximately KRW 34,716 based on the exchange rate on that date) per Company Security. Discussions thereafter proceeded on the basis that this price was acceptable to the Special Committee and the Significant Shareholders, subject to the determination of a mutually acceptable transaction structure, and the negotiation and execution of mutually acceptable definitive agreements following satisfactory due diligence reviews by the Company and eBay.

On December 10, 2008, eBay delivered to the Significant Shareholders and the Company a non-binding letter of intent that provided for the proposed acquisition of control of the Company by eBay at a purchase price of U.S. $24.00 (approximately KRW 33,084 based on the exchange rate on that date) per Company Security. The letter contemplated the same structure previously proposed by eBay (i.e., a tender offer by eBay (or an affiliate of eBay) for all of the outstanding Company Securities, the purchase by eBay (or an affiliate of eBay) from the Company of newly issued shares of Common Stock and the combination of the Company and IAC). The letter also included an exclusivity agreement providing for, among other things, a period of exclusive negotiations until February 18, 2009. On December 11, 2008, representatives of Morgan Stanley and representatives of Cooley Godward participated in a telephone conference with representatives of Nomura, Cowen, Wilson Sonsini and Pillsbury. During this telephone conference, the representatives discussed the proposed structure and timing of the transaction contemplated by eBay’s December 10, 2008 letter.

During the balance of December 2008, representatives of the parties and their respective advisors discussed the due diligence process relating to eBay’s proposed transaction. Also during December 2008, representatives of the various parties involved in the possible transaction, including eBay, the Significant Shareholders and the Special Committee, and their respective outside legal counsel, continued to discuss the structure of the possible transaction, together with various alternative structures proposed by the Significant Shareholders, the Special Committee and their respective legal counsel. On December 19, 2008, Mr. Milburn and Mr. Ku met with Mr. Robert Swan, eBay’s Chief Financial Officer, at eBay’s California offices to discuss concerns expressed by the Significant Shareholders relating to fluctuations in the Won/U.S. Dollar exchange rate, given that the offer price was proposed by eBay to be paid in U.S. Dollars, and to discuss proposed alternative structures designed, in part, to address these concerns. The alternative structures, among other things, contemplated a purchase by eBay of the Company Securities owned by the Significant Shareholders and possibly other large securityholders of the Company prior to the commencement of the tender offer by eBay and prior to the combination of IAC and the Company. Agreement on an alternative structure was not reached. The parties decided not to sign the letter of intent (or related exclusivity agreement) provided by eBay on December 10, 2008 pending resolution of the discussions regarding structure. However, the parties did agree to proceed with due diligence. The parties also agreed that their counsel should continue to work on matters relating to the possible transaction.

On January 13, 2009, the Special Committee held a meeting to discuss the status of negotiations and to decide whether to provide additional diligence materials to eBay.

During January 2009, for the purposes of facilitating negotiations, the parties negotiated the Confidentiality Agreement which amended the October 2008 confidentiality agreement, which amendment was signed on January 19, 2009. Also during January 2009, eBay and the Company exchanged high priority due diligence request lists, with a goal of exchanging information for purposes of reaching agreement on the relative values of IAC and the Company.

In late January and early February 2009, eBay and the Company exchanged information about IAC and the Company and representatives of eBay and the Company and their respective financial advisors held several telephone conferences to discuss the relative value of IAC and the Company. On February 4, 2009, eBay and the Company arrived at a preliminary agreement as to the relative value of the Company and IAC for purposes of the combination of the Company and IAC, subject to the parties reaching an agreement on the structure and terms of a business combination transaction to enable eBay to purchase a controlling interest in the Company.

From February 2009 through the signing of the definitive agreements in April 2009, the parties and their respective legal and financial advisors conducted their due diligence investigations and negotiated the definitive agreements, including the Share Allocation and Tender Offer Agreement, the IAC Share Purchase Agreement, the Agreements to Tender and Voting Agreements, the Key Shareholder Agreements with the Significant Shareholders, the Confidentiality, Non-Competition and Non-Solicitation Agreements with Mr. Ku and Mr. Kwang Jin Ryoo and a Services Agreement with Mr. Ku. During this period, the parties and their respective legal and financial advisors had numerous meetings and telephone conferences to discuss due diligence and the definitive agreements.

On February 27, 2009, the Special Committee held a meeting to discuss resolving certain key issues with respect to the transaction before continuing the documentation process, including the potential employment agreements with certain of the Company’s key executives, matters relating to employee vested and unvested stock options and severance.

In March 2009, the parties continued to discuss alternative structures. On March 4, 2009, Cooley Godward advised counsel for the Special Committee and for the Significant Shareholders that eBay would not accept any alternative transaction structure.

On March 29, 2009, the Special Committee held a meeting at which representatives of Pillsbury and HMP provided an initial overview of the legal and fiduciary duties and responsibilities of the Special Committee with respect to the transaction. Cowen provided an overview of the valuation methodologies relating to the Company and IAC that it intended to use in connection with any opinions it might be requested to render by the Special Committee regarding the fairness, from a financial point of view, of (i) the Offer Price to the holders of Company Securities and (ii) the aggregate price to be paid by Acquisition Sub to the Company for the New Shares, together with the aggregate price to be paid by the Company to Acquisition Sub for the shares of IAC to be purchased from Acquisition Sub pursuant to the IAC Share Purchase Agreement, to the Company.

On April 14, 2009 (in the United States) and April 15, 2009 (in Korea), the Special Committee and the Company Board held a joint meeting to consider and take action with respect to the proposed transaction with eBay. The Special Committee and the Company Board reviewed the Share Allocation and Tender Offer Agreement as well as the IAC Share Purchase Agreement and certain other documentation. Both the Special Committee members and the Company Board were provided with copies and summaries of the draft agreements in advance of the meeting. At the joint meeting, Pillsbury, HMP and Orrick provided presentations on the structure, terms and conditions of the proposed transaction and the legal and fiduciary duties of the directors with respect to the transaction under Korean law and the legal and fiduciary duties of the Special Committee and the Company Board under Delaware law. Cowen presented its oral opinions (which were subsequently confirmed in writing by delivery of Cowen’s written opinion letter dated April 15, 2009) to the effect that, as of such date and subject to the assumptions, qualifications and limitations set forth therein: (i) the Offer Price was fair, from a financial point of view, to the holders of Company Securities, other than parties to the Agreements to Tender and Voting Agreements who are not employees of the Company (Cowen was not asked to, and did not, express any opinion as to the fairness of the Offer Price to those parties); and (ii) the aggregate price to be paid by Acquisition Sub to the Company for the New Shares, together with the aggregate price to be paid by the Company to Acquisition Sub for the shares of IAC to be purchased pursuant to the IAC Share Purchase Agreement, was fair, from a financial point of view, to the Company, and Cowen reviewed with the Special Committee and the other members of the Company Board (who were invited to participate by the Special Committee with Cowen’s concurrence) its opinions and the analyses employed in their preparation. Cowen’s opinion letter, which was reviewed and approved by Cowen’s fairness opinion review committee, is attached hereto as Appendix A and should be carefully read in its entirety together with the other information contained in this Item 4 under the caption “Opinion of the Special Committee’s Financial Advisor” and in Item 5 hereto.

The Special Committee then convened a meeting without the remaining Company Board members to determine its recommendation to the Company Board. Following the separate Special Committee meeting, the entire Company Board reconvened. The Special Committee provided its unanimous recommendation to the Company Board that the Offer and Share Allocation were in the best interests of the Company and its securityholders, and recommended that the Company Board recommend that the holders of Company Securities accept the Offer. The Special Committee also provided its unanimous recommendation that the Board authorize the Company to enter into the Share Allocation and Tender Offer Agreement, the IAC Share Purchase Agreement and related agreements. After further discussion, the Company Board unanimously determined that the Share Allocation and Tender Offer Agreement and the Offer, the IAC Share Purchase Agreement and the other transactions contemplated by the Share Allocation and Tender Offer Agreement were in the best interests of the Company’s securityholders.

On April 14, 2009 (in Korea), the Board of Directors of Interpark held a meeting to review the Offer, the Agreements to Tender and Voting Agreements, the Key Shareholder Agreements and the Letter Agreement. The Board of Directors of Interpark was provided with copies and summaries of the draft agreements during the meeting.

In the morning of April 16, 2009 (in Korea), the Board of Directors of Interpark held a meeting during which it approved the transactions related to the Offer and authorized Chairman Lee to execute, on behalf of Interpark, the Agreement to Tender and Voting Agreement, the Key Shareholder Agreement and the Side Letter.

On April 16, 2009 (in Korea), eBay, Acquisition Sub, the Company and the Significant Shareholders executed the various definitive agreements related to the contemplated transaction, which are described elsewhere in this Schedule 14D-9. On the same day, eBay and the Company issued a joint press release announcing execution of the agreements.

On May 4, 2009, Acquisition Sub commenced the Offer.

Reasons for the Recommendation.

Supportive Factors Considered by the Special Committee.

The Special Committee based the determination and recommendations described above, on a number of factors that affirmatively supported such determinations and recommendations. The Special Committee believed that such factors supported its conclusion that the terms of the Share Allocation and Tender Offer Agreement and the transactions contemplated by the Share Allocation and Tender Offer Agreement are in the best interests of the Company and its Company Security Holders. The Special Committee did not quantify or otherwise assign relative weights to the specific factors considered in reaching it determinations and recommendations. In addition, individual members of the Special Committee may have given different weights to different factors. Such factors include, but are not limited to, the following:

Share Premium over Market Price. The Special Committee considered the historic market prices of the Company ADSs and the fact that the Offer Price of U.S. $24.00 per share represented a premium of 25% above the closing price of the Company ADSs of U.S. $19.20 on The Nasdaq Global Select Market on April 13, 2009, two trading days prior to announcement of the signing of the Share Allocation and Tender Offer Agreement, a premium of 42.1% over the average closing price of the Company ADSs of U.S. $16.89 on The Nasdaq Global Select Market for the one month period prior to April 13 and a premium of 56.7% over the average closing price of the Company ADSs of U.S. $15.32 on The Nasdaq Global Select Market for the three month period prior to April 13.

Lack of Alternative Offer. The Special Committee determined that there was little likelihood that the Company would receive an equivalent or higher competing offer. In this regard, the Special Committee took into account information provided by Nomura that indicated that Lehman Brothers and Nomura, acting on behalf of Chairman Lee and Interpark, had conducted an auction to solicit potential purchasers of their shares, and had not received serious expressions of interest other than those from eBay and another publicly-traded company (which subsequently advised the Company that it was no longer interested in pursuing discussions). The Special Committee also took into consideration that any potential bidders would have been put on notice of the possibility of a transaction involving the Company by eBay’s public statement in August 2008 and by the KFTC press release on September 25, 2008 granting eBay preliminary approval to acquire 50% or more of the outstanding securities of the Company. The members of the Special Committee also took into account their own knowledge of the marketplace and of the likelihood of additional interested bidders.

Remaining Independent. The Special Committee considered the Company’s option of not entering into the described agreements and continuing to operate the Company’s business. The Special Committee concluded that it did not have a reasonable basis to assume that the Company Security Holders could realize equal or greater value for their interests in the Company through the Company’s continued operation as an independent company. The Special Committee also took into consideration that neither the Special Committee nor the Company Board had the right to prevent Chairman Lee and Interpark from selling their shares to eBay or another party, and that in the absence of the proposed agreement with eBay, it was possible that eBay or another party could have acquired control of the Company through purchase of the Company Securities of a small group of Company Security Holders without the public Company Security Holders having the ability to share in the change of control premium. Although eBay had expressed its desire to acquire all Company Securities and not just those owned by Chairman Lee and Interpark, the Special Committee took into consideration the fact that, should no agreement be reached with eBay for the acquisition of all Company Securities on mutually acceptable terms such as had been negotiated, it would continue to be open to Chairman Lee and Interpark in the future to sell their Company Securities to eBay should eBay change its position, or to sell them to another buyer, on terms that would not necessarily provide the equivalent opportunity for other Company Security Holders to realize simultaneously a premium for their Company Securities by selling to the buyer in the same transaction whereas the terms that had been negotiated with eBay, Chairman Lee and Interpark would provide for a transaction in which all Company Security Holders would have an opportunity to dispose of their Company Securities at the same price and on the same terms, and realize the same premium at the same time.

Cash Tender Offer; Certainty of Value. The Special Committee considered the fact that the form of consideration to be paid to Company Security Holders in the Offer would be cash, thereby providing the Company’s Company Security Holders with the certainty of value of their consideration and the ability to realize immediate value for their Company Securities.

Terms of the Share Allocation and Tender Offer Agreement and IAC Share Purchase Agreement. The Special Committee reviewed, considered and discussed with its legal and financial advisors the terms and conditions of the Share Allocation and Tender Offer Agreement, the IAC Share Purchase Agreement and other documentation related to the transactions contemplated by the Share Allocation and Tender Offer Agreement, including the respective representations, warranties, covenants and termination rights of the parties. These matters included:

•	The Special Committee’s determination that the termination fee was reasonable and customary and would not likely deter competing bids.

•	The reasonable likelihood of the consummation of the transactions contemplated by the Share Allocation and Tender Offer Agreement.

•

The provisions in the Share Allocation and Tender Offer Agreement allowing the Company, subject to certain conditions as set forth therein, to enter into a written agreement concerning a superior offer (as defined herein and in the Share Allocation and Tender Offer Agreement).

•

The provisions in the Share Allocation and Tender Offer Agreement allowing the Special Committee, subject to certain conditions set forth therein, to change its recommendation to the Company Security Holders with respect to the Offer, if failure to take such action would be inconsistent with the Company Board’s fiduciary duties.

•

The provisions in the Share Allocation and Tender Offer Agreement allowing the Company to terminate the agreement if the Offer shall not have been completed by August 14, 2009 or within 25 days of valid written notice from Interpark of Interpark’s termination of the Agreement to Tender and Voting Agreement dated as of April 16, 2009 among Interpark, eBay and Acquisition Sub pursuant to its terms.

•

The provisions in the IAC Share Purchase Agreement that provide for the indemnification of the Company in connection with a reduction of value of IAC arising from certain claims against IAC relating to a January 2008 data breach at IAC described above in Item 3 under the subsection entitled “IAC Share Purchase Agreement—Legal Proceedings; Indemnification.”

Financial Advisor Opinions. The Special Committee and the Company Board received from Cowen, the Special Committee’s independent financial advisor, Cowen’s oral opinions on April 15, 2009 in Korea (which were subsequently confirmed in writing by delivery of Cowen’s written opinion letter dated April 15, 2009 (the “Cowen Opinion Letter”) to the effect that, as of such date and subject to the assumptions, qualifications and limitations set forth therein: (a) the Offer Price was fair, from a financial point of view, to the Company Security Holders, other than parties to the Agreements to Tender who are not employees of the Company (Cowen was not asked to, and did not, express any opinion as to the fairness of the Offer Price to those parties); and (b) the aggregate price to be paid by Acquisition Sub to the Company for the New Shares in the Share Allocation, together with the aggregate price to be paid by the Company to Acquisition Sub for the IAC Shares to be purchased pursuant to the IAC Share Purchase Agreement, was fair, from a financial point of view, to the Company, and Cowen reviewed with the Special Committee (and the other members of the Company Board, who were invited to participate by the Special Committee with Cowen’s concurrence) its opinions and the analyses employed in their preparation. The Cowen Opinion Letter, which was reviewed and approved by Cowen’s fairness opinion review committee, is attached hereto as Appendix A and should be carefully read in its entirety together with the other information contained in this Item 4 under the caption “Opinion of the Special Committee’s Financial Advisor” and in Item 5 of this Schedule 14D-9.

Supportive Factors Considered by the Company Board.

In reaching its determination and recommendations described above, the Company Board based its determination and recommendations on a number of factors that affirmatively supported such determinations and recommendations. The Company Board believed that such factors supported its conclusion that the terms of the Share Allocation and Tender Offer Agreement and the Contemplated Transactions are in the best interests of the Company and its Company Security Holders. The Company Board did not quantify or otherwise assign relative weights to the specific factors considered in reaching it determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

The Company Board members who were not Special Committee members joined in, and adopted, all of the conclusions of the Special Committee described above, and also took into consideration that the Company Board had received the unanimous recommendation of its Special Committee. The Company Board took into consideration that the Special Committee was comprised of Company Board members that the Company Board determined were independent of the Company’s management and were not self-interested in a possible combination transaction involving the Company. The Company Board also took into consideration that the Special Committee had been formed by the Company Board for the express purpose of providing an independent and disinterested committee of directors to review the Company’s options, to review, evaluate, respond to and if it deemed appropriate, negotiate, by and on behalf of the Company, the terms, timing and structure of any agreements involving the Company, and to recommend action to the Company Board, and that the Company Board considered the recommendations of the Special Committee to be reasonable and appropriate.

Potentially Negative Factors Considered by the Special Committee and the Company Board.

In reaching its determination and recommendations described above, the Special Committee and the Company Board also considered the following potentially negative factors, which neither the Special Committee nor the Company Board viewed as outweighing the benefits of the Offer to the Company Security Holders:

•

Termination Fee. The Special Committee considered the restrictions that the Share Allocation and Tender Offer Agreement imposes on actively soliciting competing bids, the fact that the Company could be obligated to pay a termination fee of $44,700,000 under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

•

Failure to Close. The Special Committee considered the conditions to eBay’s obligation to accept the tendered Company Securities in the Offer, and the possibility that such conditions may not be satisfied, including the requirement that KFTC approval be obtained. The Special Committee also considered the fact that, if the Contemplated Transaction is not completed, the Company’s officers and employees will have expended extensive time and effort in pursuance of the transaction and will have experienced significant distractions from their day-to-day work during the pendency of the transaction.

•

Pre-Closing Covenants. The Special Committee considered that under the terms of the Share Allocation and Tender Offer Agreement, the Company agreed that it will carry on in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take certain actions related to the conduct of its business without the prior consent of eBay.

•

Lack of Squeeze-out Merger Option. The Special Committee considered that under Korean law there cannot be a squeeze-out merger following the Offer, and therefore, any Company Security Holders who do not tender into the Offer will become minority security holders of the Company. The Special Committee also considered that because the Company ADSs no longer will be listed on the Nasdaq Global Select Market or any other securities exchange following completion of the Offer, Company Security Holders who remain Company Security Holders after the completion of the Offer may not be able to dispose of their Company ADSs readily or at prices comparable to the Offer Price. Further, the Special Committee considered that Company Security Holders who remain Company Security Holders after the completion of the Offer will be exposed to the business risks of IAC, which will have been acquired by the Company, in addition to the Company’s customary business risks, and that IAC’s risks include potential liability arising from claims relating to a January 2008 data breach at IAC described above in Item 3 under the subsection entitled “IAC Share Purchase Agreement—Legal Proceedings; Indemnification.” The Special Committee considered that although eBay has agreed to indemnify the Company from and against any reduction in value of the Company, related losses and certain fees and costs incurred or suffered by the Company that arise from such claims, indemnification may not fully protect a Company Security Holder whose Company Securities are not purchased pursuant to the Offer from loss of value.

Intent to Tender.

To the knowledge of the Company, after reasonable inquiry, each executive officer, director and affiliate of the Company currently intends, subject to compliance with applicable law to tender all Company Securities held of record or beneficially owned by such person or entity in the Offer. As described above in Item 3 of this Schedule 14D-9, Company Security Holders who are executive officers, directors or affiliates of the Company have entered into Agreements to Tender and Voting Agreements with respect to approximately 26,717,026 issued and outstanding Company Securities, which, based on the number of Company Securities outstanding as of April 16, 2009, represent approximately 53.0% of the Company Securities outstanding as of such date (including shares of Common Stock represented by Company ADSs, but excluding shares of Common Stock issuable upon the exercise of options).

Opinion of the Special Committee’s Financial Advisor.

General

Under an engagement letter dated December 9, 2008 and amended effective April 13, 2009 (as described in Item 5 below of this Schedule 14D-9), the Special Committee retained Cowen to act as exclusive financial advisor to the Special Committee in connection with the Offer, the Share Allocation and the purchase of the IAC Shares pursuant to the IAC Share Purchase Agreement (collectively referred to in this section as the “Transaction”) and, in that capacity, to render to the Special Committee, if requested, its opinions described below in this section. On April 15, 2009 in Korea, Cowen reviewed with the Special Committee (and the other members of the Company Board, who were invited to participate by the Special Committee with Cowen’s concurrence) written materials containing its analyses and delivered its oral opinions to the Special Committee and the Company Board, subsequently confirmed by the Cowen Opinion Letter dated the same date, that, as of such date, and subject to the assumptions, qualifications and limitations set forth in such opinion letter:

•

the Offer Price of U.S. $24.00 in cash per outstanding Company Security was fair, from a financial point of view, to the Company Security Holders, other than parties to the Agreements to Tender and Voting Agreements who are not employees of the Company (Cowen was not asked to, and did not, express any opinion as to the fairness of the Offer Price to those parties and the term “Non-Contracting Company Security Holders” is used in this section to refer to the Company Security Holders other than those parties); and

•

the aggregate price of U.S. $555,145,704 to be paid by Acquisition Sub to the Company for the 23,131,071 New Shares in the Share Allocation, together with the aggregate price to be paid by the Company to Acquisition Sub for the IAC Shares to be purchased pursuant to the IAC Share Purchase Agreement (together, as used in Cowen’s written opinion letter and this section, the “IAC Transaction Consideration”), was fair, from a financial point of view, to the Company.

Cowen’s opinions referred to above were referred to in the Cowen Opinion Letter, and are also referred to in this section, as the “Offer Price Opinion” and the “IAC Transaction Consideration Opinion,” respectively, and, together, as the “Opinions.” The Share Allocation and the IAC Share Purchase are together referred to in this section as the “IAC Transaction.”

The full text of the Cowen Opinion Letter is attached as Appendix A to this Schedule 14D-9. Company Security Holders are urged to read the Cowen Opinion Letter in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the Cowen Opinion Letter set forth in this section is qualified in its entirety by the full text of the Cowen Opinion Letter. Cowen’s analyses and the Opinions were prepared for the benefit and use of, and addressed to, the Special Committee and the Company Board in their respective considerations of the Transaction and were directed only to the fairness to the Non-Contracting Company Security Holders from a financial point of view, of the Offer Price and to the fairness to the Company, from a financial point of view, of the IAC Transaction Consideration, respectively. The Opinions do not constitute opinions as to the merits of the Transaction, nor a recommendation to any Company Security Holder as to how such Company Security Holder should respond to the Offer or vote such Company Security Holder’s Company Securities in respect of the matters that the Share Allocation and Tender Offer Agreement requires to be submitted to a vote of Company Security Holders.

In arriving at the Opinions, Cowen reviewed and considered certain financial and other matters as it deemed relevant, including, among other things:

•

drafts (the “Latest Drafts”) of the Share Allocation and Tender Offer Agreement, the Agreements to Tender and Voting Agreements, and the IAC Share Purchase Agreement (collectively, the “Transaction Agreements”), each dated April 11, 2009;

•	certain publicly available financial and other information, and certain other relevant financial and operating data, for the Company furnished to Cowen by the Company’s management;

•

certain financial and other information, and certain other relevant financial and operating data, for IAC furnished to Cowen by the respective managements (collectively, the “Parent Entities Managements”) of IAC and/or Acquisition Sub and/or Parent;

•	certain internal financial analyses, financial forecasts (the “Company Forecasts”), reports and other information concerning the Company prepared by the management of the Company;

•	certain internal financial analyses, financial forecasts (the “IAC Forecasts”), reports and other information concerning IAC prepared by the Parent Entities Managements;

•

discussions Cowen had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters Cowen deemed relevant;

•

discussions Cowen had with certain members of the Parent Entities Managements concerning the historical and current business operations, financial condition and prospects of IAC and such other matters Cowen deemed relevant;

•	the reported price and trading history of the Company ADSs as compared to the reported price and trading histories of certain publicly-traded companies Cowen deemed relevant;

•	certain operating results of the Company and IAC, respectively, as compared to the operating results of certain publicly-traded companies Cowen deemed relevant;

•

for purposes of the Offer Price Opinion, the premium implied by the Offer Price as compared to the premiums paid in transactions involving the acquisitions of certain publicly-traded companies Cowen deemed relevant;

•

for purposes of the Offer Price Opinion, and based on the Company Forecasts, the unlevered free cash flows expected to be generated by the Company as a stand-alone entity to determine the present value of such cash flows on a discounted basis at various weighted-average costs of capital and exit multiples Cowen deemed appropriate;

•

for purposes of the IAC Transaction Consideration Opinion, and based on certain historical financial information of the Company, the Company Forecasts, certain historical financial information of IAC and the IAC Forecasts, the relative contributions of the Company and IAC, respectively, to certain historical and projected financial metrics of the Company and IAC, treated as a combined company, as a result of the Transaction; and

•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of the Opinions.

In conducting its review and arriving at the Opinions, Cowen, with the Special Committee’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Cowen by the Company’s management as to the Company and by the Parent Entities Managements as to IAC, respectively, or which was publicly available. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. Cowen relied upon, without independent verification, the assessments of the management of the Company and by the Parent Entities Managements, respectively, as to the existing products and services of the Company and IAC, respectively, and the viability of, and risks associated with, the future products and services of the Company and IAC, respectively. In addition, Cowen did not conduct, nor did Cowen assume any obligation to conduct, any physical inspection of the properties or facilities of the Company or IAC. Cowen further assumed that all information provided to it by the Company’s management as to the Company and by the Parent Entities Managements as to IAC, respectively, was accurate and complete in all material respects. Cowen, with the Special Committee’s consent, assumed that the Company Forecasts and the IAC Forecasts, respectively, were reasonably prepared by the Company’s management and the Parent Entities Managements, respectively, on bases reflecting their best currently available estimates and good faith judgments as to the future performance of the

Company and IAC, respectively, and that the Company Forecasts and the IAC Forecasts, respectively, provided a reasonable basis for the Opinions. Cowen expressed no opinion as to the Company Forecasts or the IAC Forecasts, or the bases on which they were prepared.

Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or IAC, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of the Company, Parent, Acquisition Sub or IAC under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cowen did not investigate, and made no assumption regarding, any litigation or other claims affecting the Company or IAC, including, without limitation, litigation claims based on the data breach involving personally identifiable information held by IAC that occurred in 2008. With respect to all legal matters relating to the Transaction, Cowen relied on the advice of legal counsel to the Company and legal counsel to the Special Committee. The Opinions address only the fairness, from a financial point of view, of the Offer Price to the Non-Contracting Company Security Holders and of the IAC Transaction Consideration to the Company, respectively. Cowen expressed no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. The Opinions were necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of the Cowen Opinion Letter. It should be understood that although subsequent developments may affect the Opinions, Cowen does not have any obligation to update, revise or reaffirm the Opinions and Cowen expressly disclaims any responsibility to do so.

For purposes of rendering the Opinions, Cowen assumed, in all respects material to its analyses, that the representations and warranties of each party to be contained in the Transaction Agreements would be true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Transaction Agreements and that all conditions to the consummation of the Transaction would be satisfied without waiver thereof. Cowen further assumed that the final forms of the Transaction Agreements would be substantially similar to the Latest Drafts in all respects material to its analysis. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Transaction Agreements would be obtained and that, in the course of obtaining any of those consents, no restrictions would be imposed or waivers made that would have an adverse effect on the Offer Price or the IAC Transaction Consideration.

Cowen was not requested to opine as to, and the Cowen Opinion Letter did not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition Cowen was not requested to, and the Cowen Opinion Letter did not in any manner address, the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public Company Security Holders.

Set forth below in this section are summaries of the principal financial analyses performed by Cowen to arrive at the Offer Price Opinion and the IAC Transaction Consideration Opinion, respectively. Portions of the summaries include information presented in tabular format. In order to fully understand the summarized financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the Company the data regarding the Company and IAC (including the Company Forecasts and the IAC Forecasts) on which such analyses were based for purposes of the Opinions, and reviewed with the Parent Entities Managements the data regarding IAC (including the IAC Forecasts) on which such analyses were based for purposes of the IAC Transaction Consideration Opinion. No limitations were imposed by the Special Committee with respect to the investigations made or procedures followed by Cowen in rendering the Opinions. All dates referred to in the following summaries are dates in the United States of America. Cowen advised the Special Committee and the Company Board, in discussing its financial analyses underlying the IAC Transaction Consideration Opinion, that it had been unable to perform a discounted cash flow analysis with respect to IAC as the Parent Entities Managements did not have a five-year projection model for IAC.

The Offer Price Opinion

The following is a summary of the principal financial analyses performed by Cowen to arrive at the Offer Price Opinion and is subject to the information set forth above in this section under the sub-caption “General,” including the final paragraph of that sub-section.

Comparable Public Companies Analysis. To provide contextual data and comparative market information, Cowen compared historical and estimated operating and financial data and ratios for the Company to the corresponding operating and financial data and ratios of certain eCommerce and Internet companies, the securities of which are publicly traded and which Cowen believes have operating characteristics similar to the Company (the “Selected (Offer Price) Companies”). The Selected (Offer Price) Companies were:

Alibaba.com	Orbitz Worldwide

Baidu	Priceline.com

Bankrate	Rakuten

Ctrip	Sina

Daum Communications	Sohu.com

Digital River	Tencent Holdings

eBay	Travelzoo

Expedia	ValueClick

Google	WebMD Health Corp

Internet Brands	Yahoo!

Mercadolibre	Yahoo! Japan

NHN

The data and ratios included the Enterprise Value (market value plus net debt plus minority interest) as multiples of 2008 revenues, 2008 EBITDA (earnings before interest, taxes, depreciation and amortization, as well as before stock-based compensation) and 2009 estimated EBITDA, and the Equity Value (market value) as a multiple of 2009 estimated net income of the Selected (Offer Price) Companies (in each case, as available from FactSet consensus estimates and, in the case of Selected (Offer Price) Companies that are Internet companies based in Asia, converting their applicable metrics into U.S. Dollars using the spot exchange rate as of April 13, 2009).

The following table presents, for the periods indicated, the multiples implied by the ratio of Enterprise Value or Equity Value to the metrics listed in the preceding paragraph. The information in the table is based on the closing price of each of the Selected (Offer Price) Companies on April 13, 2009.

Multiple	Min	Median	Mean	Max	The Company’s Implied Multiple at $24.00 Per Share Offer Price
Enterprise Value/2008 Revenue	0.8x	3.0x	3.7x	9.7x	5.3x
Enterprise Value/2008 EBITDA	4.4x	10.9x	12.3x	32.1x	24.0x
Enterprise Value/2009E EBITDA	5.5x	10.0x	11.7x	28.3x	19.0x
Equity Value/2009E Net Income	11.4x	20.1x	23.0x	38.6x	25.5x

Although the Selected (Offer Price) Companies were used for comparison purposes, none of them is directly comparable to the Company. Accordingly, an analysis of such a comparison is not purely mathematical but, instead, involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected (Offer Price) Companies and other factors that could affect the public trading value of the Selected (Offer Price) Companies or the Company, to which they are being compared.

Selected Precedent Transaction Analysis. Cowen reviewed the financial terms, to the extent publicly available, of 24 transactions (the “Selected Precedent (Offer Price) Transactions”) involving the acquisition of eCommerce and Internet companies which were announced since April 25, 2005 and which Cowen believes are comparable to the Offer. These transactions were (listed as acquiror/target):

Acquiror	Target
eBay	Den Bla Avis A/S

Microsoft	Greenfield Online

Comcast	DailyCandy

United Online	FTD Group

CBS	CNET Networks

Hellman & Friedman	Getty Images

Liberty Media	Bodybuilding.com

Gander Mountain	Overton’s

Yahoo!	BlueLithium

GSI Commerce	Accretive Commerce

Google	DoubleClick

eBay	StubHub

RealNetworks	WiderThan

VLP Corporation (Redcats USA)	Sportsman’s Guide

United Online	MyPoints

1-800-Flowers.com	Fannie May Candy Company

Oak Investment Partners	U.S. Auto Parts

GUS (Experian Group)	PriceGrabber.com

Liberty Media	Provide Commerce

ValueClick	Fastclick

Priceline.com	Booking.com

E.W. Scripps Co.	Shopzilla

eBay	Shopping.com

Hellman & Friedman	DoubleClick

Cowen reviewed the Enterprise Value paid in the Selected Precedent (Offer Price) Transactions as a multiple of latest reported LTM (last twelve months) EBITDA and revenue. The following table presents the multiples implied by the ratio of Enterprise Value to these metrics.

Multiple	Min	Median	Mean	Max	The Company’s Implied Multiple at $24.00 Per Share Offer Price
Enterprise Value/LTM Revenue	0.8x	2.2x	3.2x	8.4x	5.3x
Enterprise Value/LTM EBITDA	6.5x	15.1x	15.9x	30.7x	24.0x

Although the Selected Precedent (Offer Price) Transactions were used for comparison purposes, none of them is directly comparable to the Offer, and none of the target companies involved in them is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such target companies or the Company, to which they are being compared.

Discounted Cash Flow Analysis. Cowen estimated a range of values for the Company Securities based on the discounted present value of the projected after-tax free cash flows of the Company described in the Company Forecasts for the nine months ending December 31, 2009 and each of the fiscal years ending December 31, 2010 through 2013, and the discounted present value of the terminal value of the Company at December 31, 2013. After-tax cash flow was calculated by taking projected EBIT (earnings before interest and taxes, as well as before stock-based compensation) and subtracting from this amount projected taxes, capital expenditures, changes in working capital and adding back projected depreciation and amortization. In performing this analysis, Cowen utilized discount rates ranging from 10% to 14%, which were selected based on the estimated industry weighted average cost of capital. Cowen used terminal multiples of EBITDA ranging from 10 times to 12 times, representing the general range of multiples of EBITDA for the Selected (Offer Price) Companies.

Utilizing this methodology, Cowen determined that the Equity Value per Company Security ranged from $21.09 to $27.45 per Company Security, based on the Company Forecasts, as compared to the closing Company ADS price on April 13, 2009 on the Nasdaq Global Select Market of $19.20 and the Offer Price of $24.00.

Selected Premiums Analysis. Cowen reviewed the premium implied by the transaction consideration (for each transaction) to the spot trading price one trading day and the average trading prices one week, one month and three months prior to the announcement date of all publicly-announced acquisition transactions from January 1, 2006 through April 13, 2009 involving target companies with Equity Values of $750 million to $1.5 billion, a total of 75 reviewed transactions, of which 55 were all-cash transactions, that Cowen separately reviewed for purposes of this analysis (the “Selected (Offer Price) Transactions”). Cowen used the Selected (Offer Price) Transactions because of their approximate comparability to the Equity Value of the Offer.

The following table presents the premium of the transaction consideration over the spot trading price one trading day, and the average trading prices one week, one month and three months prior to the announcement date for the Selected (Offer Price) Transactions, and the premiums implied for the Company, based on the Offer Price. The information in the table is based on the closing price of the Company ADSs on The Nasdaq Global Select Market one trading day, and the average trading prices one week, one month and three months, prior to April 13, 2009 (two trading days prior to the announcement of the signing of the Share Allocation and Tender Offer Agreement).

Prices Prior to Announcement	Min	Median	Mean	Max	The Company’s Implied Premium at $24.00 Per Share Offer Price
1-Day (Spot)	1.6%	20.8%	28.5%	148.6%	32.5%
1-Week (Average)	1.5%	22.0%	27.1%	133.4%	31.5%
1-Month (Average)	2.3%	26.3%	31.5%	225.3%	42.1%
3-Month (Average)	(1.9%)	27.3%	31.8%	197.7%	56.7%

Although the Selected (Offer Price) Transactions were used for comparison purposes, none of them is directly comparable to the Offer, and none of the target companies in those transactions is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such target companies or the Company, to which they are being compared.

The IAC Transaction Consideration Opinion

The following is a summary of the principal financial analyses performed by Cowen to arrive at the IAC Transaction Consideration Opinion and is subject to the information set forth above in this section under the sub-caption “General,” including the final paragraph of that sub-section.

Contribution Analysis. Cowen analyzed the pro forma Equity Value contributions of the Company and IAC, respectively, to the combined company (the Company, post-Transaction, is referred to in this section as the “Combined Company”) that will result from the consummation of the purchase of shares of IAC by the Company pursuant to the terms of the IAC Share Purchase Agreement following the completion of the Offer, based on selected financial data and assuming no cost or revenue synergies. The selected data Cowen reviewed for this analysis were, in the case of each of the Company and IAC, its stand-alone 2008 and estimated 2009 GMV (gross merchandise volume), revenue, gross profit, EBITDA and EBIT, based on actual results in the case of the 2008 data and on the Company Forecasts and the IAC Forecasts, respectively, in the case of the estimated 2009 results. For purposes of its analysis, Cowen treated the Combined Company’s pro forma 2008 actual results and 2009 estimated results as the sum of the respective individual results of the Company and IAC, using these metrics.

On this basis, Cowen determined the relative Enterprise Value percentage contributions of the Company and IAC, respectively, to the Combined Company’s 2008 actual results and 2009 estimated results, and then converted those Enterprise Value percentage contributions to Equity Value contributions based on the respective net debt of each company, and compared those percentages to the pro forma percentage (approximately 31%) of the total number of Company Securities to be outstanding immediately following the Share Allocation implied by the number of New Shares (23,131,071) to be issued to Acquisition Sub in the Share Allocation and disregarding any Company Securities purchased by Acquisition Sub pursuant to the Offer (the “Pro-Forma Ownership Percentage”).

The following table presents the respective equity contributions of the Company and IAC, respectively, based on the Combined Company’s pro forma 2008 and estimated 2009 GMV, revenue, gross profit, EBITDA and EBIT, compared to the Pro Forma Ownership Percentage, as determined in the manner described in the preceding paragraph:

	Implied Equity Contribution
	IAC	The Company
2008 GMV	42.1%	57.9%
2009E GMV	39.7%	60.3%

2008 Revenue	41.3%	58.7%
2009E Revenue	39.2%	60.8%

2008 Gross Profit	39.8%	60.2%
2009E Gross Profit	37.6%	62.4%

2008 EBITDA	29.0%	71.0%
2009E EBITDA	32.5%	67.5%

2008 EBIT	23.3%	76.7%
2009E EBIT	28.6%	71.4%

Pro-Forma Ownership Percentage	31.0%	69.0%

Comparable Public Companies Analysis. To provide contextual data and comparative market information, Cowen compared historical and estimated operating and financial data and ratios for IAC to the corresponding operating and financial data and ratios of the same Selected (Offer Price) Companies that Cowen selected in performing its Comparable Public Companies Analysis for the Offer Price Opinion (see under “The Offer Price Opinion” above in this section) plus the Company (the “Selected (IAC Transaction Consideration) Companies”), which Cowen believes have operating characteristics similar to the Company.

The data and ratios included the Enterprise Value of the Selected (IAC Transaction Consideration) Companies as multiples of 2008 revenues, 2008 EBITDA and 2009 estimated EBITDA, and the Equity Value as a multiple of 2009 estimated net income of the Selected (IAC Transaction Consideration) Companies (in each case, as available from FactSet consensus estimates and, in the case of Selected (IAC Transaction Consideration) Companies that are Internet companies based in Asia, converting their applicable metrics into U.S. Dollars using the spot exchange rate as of April 13, 2009).

The following table presents, for the periods indicated, the multiples implied by the ratio of Enterprise Value or Equity Value to the metrics listed in the preceding paragraph. The information in the table is based on the closing price of each of the Selected (IAC Transaction Consideration) Companies on April 13, 2009.

Multiple	Min	Median	Mean	Max	IAC’s Implied Multiple at $24.00 Per New Share
Enterprise Value/2008 Revenue	0.8x	3.1x	3.7x	9.7x	3.1x
Enterprise Value/2008 EBITDA	4.4x	11.0x	12.6x	32.1x	27.1x
Enterprise Value/2009E EBITDA	5.5x	10.2x	11.9x	28.3x	17.5x
Equity Value/2009E Net Income	11.4x	20.1x	22.9x	38.6x	35.1x

Although the Selected (IAC Transaction Consideration) Companies were used for comparison purposes, none of them is directly comparable to IAC. Accordingly, an analysis of such a comparison is not purely mathematical but, instead, involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected (IAC Transaction Consideration) Companies and other factors that could affect the public trading value of the Selected (IAC Transaction Consideration) Companies or IAC, to which they are being compared.

Selected Precedent Transaction Analysis. Cowen reviewed the financial terms, to the extent publicly available, of 25 transactions, which are the same as the Selected Precedent (Offer Price) Transactions that Cowen selected in performing its Selected Precedent Transaction Analysis for the Offer Price Opinion (see under “The Offer Price Opinion” above in this section) plus the pending acquisition of Company Securities by Acquisition Sub pursuant to the Offer, as described in this Schedule 14D-9 (the “Selected Precedent (IAC Transaction Consideration) Transactions”), which Cowen believes are comparable to the IAC Transaction.

Cowen reviewed the Enterprise Value paid in the Selected Precedent (IAC Transaction Consideration) Transactions as a multiple of latest reported LTM EBITDA and revenue. The following table presents the multiples implied by the ratio of Enterprise Value to these metrics.

Multiple	Min	Median	Mean	Max	IAC’s Implied Multiple at $24.00 Per New Share
Enterprise Value/LTM Revenue	0.8x	2.2x	3.3x	8.4x	3.1x
Enterprise Value/LTM EBITDA	6.5x	15.3x	16.2x	30.7x	27.1x

Although the Selected Precedent (IAC Transaction Consideration) Transactions were used for comparison purposes, none of them is directly comparable to the IAC Transaction, and none of the target companies involved in them is directly comparable to IAC. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such target companies or IAC, to which they are being compared.

Overview of Analyses; Other Considerations

The summaries set forth above do not purport to be a complete description of all the analyses performed by Cowen in arriving at the Opinions. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above with respect to the Offer Price Opinion and the IAC Transaction Consideration Opinion, respectively, Cowen believes, and advised the Special Committee and the Company Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying the Opinions. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company and IAC, respectively. The analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, IAC, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and the Cowen Opinion Letter were among several factors taken into consideration by the Special Committee and the Company Board in making their respective decisions to authorize the Company to enter into the Transaction Agreements and should not be considered as determinative of such decision.

The Special Committee selected Cowen to act as its exclusive financial advisor in connection with the Transaction and, in that capacity, to render the Opinions to the Special Committee and the Company Board because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee also took into account Cowen’s familiarity with the Company resulting from Cowen’s role as co-managing underwriter and co-representative of the underwriters in the Company’s initial public offering of the Company ADSs. In the ordinary course of its business, Cowen and its affiliates actively trade the equity securities of the Company and Parent for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities. The Cowen Opinion Letter was reviewed and approved by Cowen’s fairness opinion review committee.

In the two years preceding the date of its opinion letter, Cowen did not have a material relationship with the Company or any other party to the Transaction, although Cowen acted as co-managing underwriter and co-representative of the underwriters in the Company’s initial public offering of the Company ADSs in 2006, for which Cowen received customary fees. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company, and may receive fees for the rendering of such services, in the event that the Transaction is not consummated.

For information with respect to the compensation payable to Cowen for its services as exclusive financial advisor to the Special Committee in connection with the Transaction, see Item 5 of this Schedule 14D-9.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Under Cowen’s engagement letter with the Special Committee (see Item 4 above of this Schedule 14D-9), if the Offer is consummated, Cowen will thereupon become entitled to receive a transaction fee of $7,500,000. Cowen became entitled, under its engagement letter, to fees for each of the Opinions upon the rendering thereof at the Special Committee’s request, without regard to whether or not the Offer is consummated, and the aggregate amount of such fees ($1,250,000) will be credited against the transaction fee. The Company has also agreed to reimburse Cowen for its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm’s length between the Special Committee and Cowen, and both the Special Committee and the Company Board were aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the completion of the Offer. For additional information regarding Cowen’s prior relationship to the Company, see Item 4 above of this Schedule 14D-9.

The members of the Special Committee have been paid fees in connection with their services relating to the negotiation of the Share Allocation and Tender Offer Agreement and the transactions contemplated thereby. For additional information regarding such fees, see the subsection entitled “Fees Paid to the Special Committee” in Item 3 above of this Schedule 14D-9.

Except as set forth above in this Item 5, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations on the Company’s behalf in connection with the Offer or any of the transactions contemplated by the Share Allocation and Tender Offer Agreement. For additional information regarding Cowen’s prior relationship to the Company, see Item 4 above in this Schedule 14D-9.

Item 6.	Interest in Securities of the Subject Company.

Other than as described in this Schedule 14D-9, no transactions in Company Securities have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than in the ordinary course of business in connection with the Company’s employee benefit plans.

Except as set forth elsewhere in this Schedule 14D-9, to the best of the Company Board’s knowledge, none of the Company, its executive officers, directors or affiliates have made any public recommendation with respect to the Offer. Pursuant to the Agreements to Tender and Voting Agreements, some of the individual members of the Company Board and some of the executive officers of the Company have agreed to tender any Company Securities they own in the Offer.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or engaged in by the Company in response to the Offer that relates to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (4) any material change in the present dividend rate or policy of the Company; or (5) any material change in the present indebtedness or capitalization of the Company.

Other than as set forth in this Schedule 14D-9, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Korean Law–The Offer

Gmarket Inc. is a company organized under the laws of Korea. The following provisions of the Korean Commercial Code therefore apply to the Offer.

No Merger. Korean law does not provide for a merger or similar transaction in which the share holdings of a Korean company owned by minority shareholders may be eliminated or cashed out without the consent of minority shareholders. In addition, the Company Security Holders will not have appraisal or dissenter rights permitting them to force the Company to purchase their shares at a certain price as the relevant provisions of the Korean Commercial Code do not confer appraisal or dissenter rights to security holders in the circumstances of the Offer. Accordingly, if Acquisition Sub purchases Company Securities from Company Security Holders tendering securities in the Offer, no matter how many Company Securities are tendered and purchased, Company Security Holders who do not tender their Company Securities in the Offer will remain minority Company Security Holders following the Offer.

Rights of Minority Company Security Holders Following the Completion of the Offer. As described above, any Company Securities not tendered in the Offer and purchased by Acquisition Sub will remain outstanding following the consummation of the Offer. If the Offer is completed, neither Parent nor Acquisition Sub will be obligated to purchase any Company Securities not tendered in the Offer (or any Subsequent Offering Period). If the Offer and the purchase of the New Shares are completed and the Company Securities that are subject to the Agreements to Tender and Voting Agreements have been tendered pursuant to the Offer, Acquisition Sub will own approximately 67.8% of the outstanding shares of Common Stock and, accordingly, will control the election of the Company Board and the outcome of certain matters submitted to a vote of the shareholders. Under the Company’s Articles of Incorporation, the affirmative vote of the holders of a majority of the Company Securities present at a general meeting of shareholders, which holders also hold at least one quarter (1/4) of the total issued and outstanding Company Securities, is required to adopt an ordinary resolution of shareholders. The affirmative vote of the holders of two thirds (2/3) of the Company Securities present at a general meeting of shareholders, which holders also hold at least one third (1/3) of the total issued and outstanding Company Securities, is required to adopt a special resolution of shareholders, which is required for the Company to take certain actions, including the amendment of the Company’s Articles of Incorporation, the dismissal of directors, capital reductions, mergers and the dissolution and winding-up of the Company. Consequently, any holders of Company Securities who do not tender their Company Securities in the Offer will not be able to exercise any significant degree of control over the Company or these matters. Acquisition Sub will be able to pass any ordinary or special resolution at a general meeting of shareholders without the approval of any other shareholders, except for certain limited matters requiring the approval of all shareholders under Korean law. Minority Company Security Holders may qualify for the following rights under Korean law.

Shareholder Proposals. Under the Korean Commercial Code, any individual Company Security Holder or Company Security Holders owning at least 3% of all outstanding shares (excluding non-voting shares) may petition the Company, and, by extension in the case the Company refuses the petition, request the court to take action in respect of scheduling an agenda for approval at a general meeting of the Company Security Holders if not otherwise in conflict with the provisions of the Company’s Articles of Incorporation or the Korean Commercial Code. This agenda may include a proposal to elect any Company Security Holder nominees as directors of the Company.

Inspection of Books and Records Under the Korean Commercial Code, any individual Company Security Holder or Company Security Holders owning at least 3% of all outstanding shares (irrespective of voting or non-voting shares) of a Korean company may inspect the books and records of the Company.

Shareholders’ Derivative Lawsuit. Under the Korean Commercial Code, any individual Company Security Holder or Company Security Holders owning at least 1% of all outstanding shares (irrespective of voting or non-voting shares) may commence a derivative lawsuit seeking recovery of damages caused to the Company by directors in breach of their statutory duties to the Company.

Appraisal Rights. The Korean Commercial Code provides a right for a dissenting Company Security Holder to require the Company to purchase the Company Security Holder’s shares within 20 days after the Company Security Holders’ meeting approving the following matters:

•	assignment of all or a substantial portion of the Company’s business;

•

entry into, amendment of or termination of an agreement that accounts for the company’s profitability, such as a lease or mandate of the whole business to a third party, or an agreement to share the whole profit and loss with a third party;

•	delegation of management control of the Company;

•	acquisition of another company’s business, as a whole;

•	acquisition of part of the business of another company where such takeover has a material effect on the business of the Company; or

•	cases such as an all-inclusive share swap, all-inclusive share transfer or spin-off.

Other Company Security Holder Rights. Any individual Company Security Holder or Company Security Holders owning at least 3% of all outstanding shares may have the following additional rights: demand for convocation of a general meeting of the Company Security Holders, and demand for removal of a director or statutory auditor. Irrespective of whether the shares held are voting or non-voting shares, any individual Company Security Holder or Company Security Holders having at least 1% of all outstanding shares shall have the right to petition the court to enjoin directors from taking certain actions.

Dilution of Company Security Holders Following the Acceptance Date

Under the Share Allocation and Tender Offer Agreement, if Acquisition Sub accepts for purchase any of the Company Securities tendered in the Offer, the Company has agreed to sell to Acquisition Sub 23,131,071 New Shares, or approximately 45.87% of the outstanding capital stock of the Company as of April 16, 2009 for a purchase price per New Share equal to the Offer Price, or an aggregate purchase price of approximately U.S. $555.1 million in cash. The Company expects to use the proceeds from the sale of the New Shares to purchase from Acquisition Sub all of the shares of IAC held by Acquisition Sub pursuant to the IAC Share Purchase Agreement. The issuance of the New Shares will result in dilution of Company Security holdings of Company Security Holders who do not tender their Company Securities in the Offer, and may cause a Company Security Holder’s holdings to fall below the thresholds required to exercise the minority Company Security Holder rights described above.

Acquisition of IAC Following the Acceptance Date

The Company has agreed to acquire IAC following the Acceptance Date pursuant to the terms of the IAC Share Purchase Agreement. The business, financial condition and results of operations of the Company (which will then be controlled by Parent) will be significantly affected by its acquisition of IAC and the risks associated with integrating and operating the business of the Company and IAC.

No Active Market for Company Securities Following the Completion of the Offer

As described above, any Company Securities not tendered in the Offer and purchased by Acquisition Sub will remain outstanding following the completion of the Offer (or any Subsequent Offering Period).

Termination of Deposit Agreement. The Company has been informed by Parent that, following the Acceptance Date, Acquisition Sub will cause the Company to terminate the existing Deposit Agreement under which the Company ADSs were issued. On and after the date of termination of the Deposit Agreement, each Company ADS surrendered to the Depositary, upon payment of the charges of the Depositary for the surrender of Company ADSs referred to in the Deposit Agreement, and upon the payment of any applicable taxes or governmental charges, shall be cancelled and the underlying shares of Common Stock withdrawn. Six months after termination of the Deposit Agreement, the Depositary may sell the shares of Common Stock evidenced by Company ADSs that have not been cancelled. If the Depositary sells the shares of Common Stock evidenced by the Company ADSs, the holders of Company ADSs who have not tendered their Company ADSs or surrendered their Company ADSs for cancellation will only be entitled to receive their pro rata share of the proceeds of such sale, without interest.

No Public Market for Company Securities. The shares of Common Stock are not listed or traded on any organized market or inter-dealer quotation system, and there is currently no other public trading market for the shares of Common Stock. The Company does not expect there will be any public trading market for the shares of Common Stock after completion of the Offer. It is also anticipated that there would cease to be a public trading market for Company ADSs that are not tendered in the Offer following the completion of the Offer. The Company has been informed by Parent that Acquisition Sub will cause the Company to take all necessary steps to delist the Company ADSs from The Nasdaq Stock Market promptly after the Acceptance Date. Even in the absence of the delisting of the Company ADSs and the termination of the Deposit Agreement, the number of Company ADSs that will remain in the hands of the public after the Offer is completed is likely to be so small that there will no longer be an active public trading market for the Company ADSs. Accordingly, holders of Company Securities who do not tender should be prepared to hold these securities indefinitely.

Termination of Registration Under Exchange Act. The Company Securities are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if there are fewer than 300 record holders of Company Securities on a worldwide basis or who are United States residents. If such registration were terminated, the Company would no longer legally be required to disclose publicly the information which it now must provide under the provisions of the Exchange Act applicable to foreign private issuers or to make public disclosure of financial and other information and reports required to be filed with the SEC under the Exchange Act and the Company ADSs would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board’s “margin list.” Furthermore, if such registration were terminated, persons holding “restricted securities” of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the U.S. Securities Act of 1933, as amended. Acquisition Sub intends to, and will cause the Company to, apply for termination of registration of the Company Securities under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. In the event of such termination of registration, the Company will cease to be required to provide, and does not intend to provide, reports to the holders of its Company Securities currently required by the Exchange Act, including annual reports on Form 20-F and reports on Form 6-K. After such termination, the Company will be under no obligation to provide financial statements or other disclosure to holders of Company Securities who do not tender their Company Securities in the Offer under the Exchange Act or to comply with SEC rules and regulations applicable to publicly held companies.

Regulatory Approvals–Antitrust Compliance

Under the Korean Monopoly Regulation and Fair Trade Act, Acquisition Sub’s purchase of Company Securities at the Acceptance Date may be consummated if the purchase is approved by the Korea Fair Trade Commission (the “KFTC”), either by written approval or by expiration of an initial 30 day review period (the “Initial Review Period”), which period is commenced when Parent, Acquisition Sub and the Company will file a report with the KFTC promptly after execution of the transaction documents. The KFTC may extend the Initial Review Period for an additional review period of up to 90 days (the “Additional Review Period”) for an in-depth review. During the review period, the KFTC may request additional information from the Company, Acquisition Sub and Parent. If the KFTC conducts an in-depth review, the Offer may be consummated if it is approved by the KFTC, either by a written approval of the KFTC or by lapse of the Additional Review Period, unless the KFTC notifies the parties within the Additional Review Period that the Offer would have the effect of restraining competition in the relevant market. The KFTC’s approval may be granted subject to conditions and obligations and, if so granted, the Offer could only be consummated if the conditions and obligations were met.

On May 24, 2008, eBay filed with the KFTC an application for a preliminary review of the possible acquisition by eBay or its affiliate of a controlling interest in the Company. On September 30, 2008, the KFTC granted its preliminary approval, which stated that if the business combination report is filed, the KFTC would grant its formal approval unless (i) the materials and statements provided or made by eBay to the KFTC turn out to be false, (ii) the business combination for which the formal approval is sought is inconsistent with the business combination described in the preliminary filing, or (iii) there have been material changes in economic conditions, including conditions of the relevant market, that formed the basis of the preliminary approval. The preliminary approval also stated that the KFTC’s formal approval would be subject to the following conditions (which, after January 1, 2011, the Company and IAC may request the KFTC to modify upon a showing that the competitive situations in the relevant market have changed):

•

For a period of three years following the KFTC’s formal approval, (i) Acquisition Sub and IAC shall not raise the rates of transaction fees which are imposed on the vendors operating in the Internet open markets operated by Acquisition Sub and/or its Korean affiliates (the “Vendors”) beyond those applied as of the date of filing of the application for preliminary review (the “Preliminary Filing Date”); (ii) Acquisition Sub and IAC shall not raise any and all fixed price (auctioned price advertisements excluded) registration fees, service fees or any similar or equivalent service fees beyond those applied as of the Preliminary Filing Date to the Vendors in excess of the increase rate of consumer prices (which should be calculated based on the consumer price index as of May 2008); (iii) Acquisition Sub and IAC shall establish and implement measures such as gateways for listing, which should be applied to small- and medium-sized vendors only, in the Internet open markets operated by Acquisition Sub and/or its affiliates; (iv) Acquisition Sub and IAC shall establish and implement specific measures to prevent behaviors violating the Korean Monopoly Regulation and Fair Trade Act against the Vendors, which shall be publicly notified to the Vendors; and (v) specific plans regarding the implementation of (iii) and (iv) above shall be consulted with the KFTC and determined within sixty days after receipt of the KFTC’s formal approval; and

•	Acquisition Sub and IAC shall report the results to the KFTC with regard to the compliance of the conditions described in (i) through (iv) above within 30 days after the end of every half-year period.

On April 16, 2009, Acquisition Sub officially filed a business combination report with the KFTC for formal approval of the proposed transaction. On April 21, 2009, the KFTC delivered to Acquisition Sub the report in which the KFTC examiner for this matter recommended conditional approval for the proposed transaction, with conditions substantially the same as those set forth in the preliminary approval. On April 22, 2009, the commissioners of the KFTC held a hearing to review the proposed transaction. On April 23, 2009, the KFTC provided Acquisition Sub with a written notice of its final conditional approval for Acquisition Sub to acquire a controlling interest in the Company, which notice did not include a detailed description of the applicable conditions. On April 28, 2009, as a clarification to its notice dated April 23, 2009, the KFTC provided Acquisition Sub with an additional written notice confirming that the conditions to be imposed by the KFTC in the final conditional approval would be the same as those recommended by the KFTC examiner. Therefore, it has been confirmed by the KFTC that the conditions to the KFTC’s final approval for the proposed transaction are substantially the same as those listed above with respect to the preliminary approval.

After January 1, 2011, Acquisition Sub may request the KFTC to modify the above conditions for the final approval upon a showing that the competitive situations in the relevant market have changed.

The Offer is subject to the condition that the KFTC’s final conditional approval will not impose any term, limitation, condition or restriction that eBay determines in good faith to have a materially detrimental impact on the benefits expected to be derived from any of the transactions contemplated by the Share Allocation and Tender

Offer Agreement (the “KFTC Approval Condition”). eBay has informed the Company that it has determined that the conditions for the KFTC’s final approval, which were recommended by the KFTC examiner and adopted by the KFTC as described above, would not have such a materially detrimental impact. Although the KFTC’s written decision, which will include the description of the conditions to and reasoning and basis of such conditional approval, is expected to be delivered to Acquisition Sub by the KFTC in the near future, currently Acquisition Sub, according to eBay, is legally allowed to close the proposed transactions contemplated by the Share Allocation and Tender Offer Agreement in reliance on the KFTC’s written notice dated April 28, 2009 before receiving the KFTC’s written decision. Therefore, eBay has informed the Company that, as of April 28, 2009, the date on which the KFTC delivered to eBay the written notice described above, the KFTC Approval Condition has been satisfied. See the subsection in Item 3 above in this Schedule 14D-9 entitled “Conditions to Obligations of Acquisition Sub.”

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 4, 2009 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal for ADSs (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Letter of Transmittal for Common Shares (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(G)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(vii) to the Schedule TO).

(a)(1)(H)	Instructions for Completing Form W-8BEN (incorporated herein by reference to Exhibit (a)(1)(viii) to the Schedule TO).

(a)(2)(A)	Summary Advertisement as published on May 4, 2009 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(ix) to the Schedule TO).

(a)(2)(B)	Joint Press Release, dated April 16, 2009, issued the Company and Parent (incorporated herein by reference to the Schedule 14D-9C filed with the SEC by the Company on April 16, 2009).

(a)(2)(C)	Email distributed by the Company’s Chief Executive Officer of the Company, dated April 16, 2009 (incorporated herein by reference to the Schedule 14D-9C filed with the SEC by the Company on April 16, 2009).

(a)(2)(D)	Letter to Company Security Holders from the Chairman of the Special Committee, dated May 4, 2009.**

Exhibit No.	Description

(e)(1)	Share Allocation and Tender Offer Agreement, dated as of April 16, 2009, among the Company, Acquisition Sub and Parent (incorporated herein by reference to the Form 8-K filed by eBay with the SEC on April 16, 2009).

(e)(2)	IAC Share Purchase Agreement, dated as of April 16, 2009, among the Company, Parent and Acquisition Sub (incorporated herein by reference to the Form 8-K filed by Parent with the SEC on April 16, 2009).

(e)(3)	Form of Agreement to Tender and Voting Agreement, dated as of April 16, 2009, entered into by and among Parent, Acquisition Sub and each of Duckjun (D.J.) Lee, Dae Sik Yang, Kwang Jin Roo and Young Bae Ku (incorporated herein by reference to Exhibit (d)(2)(i) to the Schedule TO).

(e)(4)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Interpark (incorporated herein by reference to Exhibit (d)(2)(ii) to the Schedule TO).

(e)(5)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Chairman Lee (incorporated herein by reference to Exhibit (d)(2)(iii) to the Schedule TO).

(e)(6)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Yahoo! Inc. (incorporated herein by reference to Exhibit (d)(2)(iv) to the Schedule TO).

(e)(7)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Yahoo! Korea (incorporated herein by reference to Exhibit (d)(2)(v) to the Schedule TO).

(e)(8)	Agreement to Tender and Voting Agreement, dated as of April 15, 2009, by and among Parent, Acquisition Sub and KB Securities (incorporated herein by reference to Exhibit (d)(2)(vi) to the Schedule TO).

(e)(9)	Agreement to Tender and Voting Agreement, dated as of April 15, 2009, by and among Parent, Acquisition Sub and Wilshire Norman (incorporated herein by reference to Exhibit (d)(2)(vii) to the Schedule TO).

(e)(10)	Confidentiality Agreement, dated as of January 17, 2009, by and among Parent, the Company, Interpark and Chairman Lee.**†

(e)(11)	Key Shareholder Agreement, dated as of April 16, 2009, by Interpark, in favor of, and for the benefit of, Parent, IAC and the other beneficiaries named therein (incorporated herein by reference to Exhibit (d)(3)(i) to the Schedule TO).

(e)(12)	Key Shareholder Agreement, dated as of April 16, 2009, by Chairman Lee, in favor of, and for the benefit of, Parent, IAC and the other beneficiaries named therein (incorporated herein by reference to Exhibit (d)(3)(ii) to the Schedule TO).

(e)(13)	Form of Appointee Confidentiality, Non-Competition and Non-Solicitation Agreement, dated as of April 16, 2009, entered into by each of Young Bae Ku and Kwang Jin Ryoo in favor of, and for the benefit of, the Company (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).

(e)(14)	Service Agreement, dated as of April 16, 2009, by and between the Company and Young Bae Ku, including Attachment 1 thereto (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO).

Exhibit No.	Description

(e)(15)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(16)	Letter Agreement between the Company and Duckjun Lee dated June 2, 2005 (incorporated by reference to Exhibit 10.4 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(17)	Letter Agreement between the Company and Massoud Entekhabi dated December 1, 2005 (incorporated by reference to Exhibit 10.9 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(18)	Letter Agreement between the Company and Hakkyun Kim dated December 2, 2005 (incorporated by reference to Exhibit 10.10 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(19)	Letter Agreement between the Company and Joon-Ho Hahm dated December 2, 2005 (incorporated by reference to Exhibit 10.10 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(20)	Stock Option Agreement between the Company and Massoud Entekhabi dated December 2, 2005.**

(e)(21)	Stock Option Agreement between the Company and Paul J. Lee, dated March 28, 2006.**

(e)(22)	Shareholders Agreement, dated as of June 12, 2006 (incorporated by reference to Exhibit 4.3 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(23)	Amended and Restated Registration Rights Agreement, dated as of June 12, 2006 (incorporated by reference to Exhibit 4.4 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(24)	Waiver of Rights Under Shareholders Agreement, dated as of April 16, 2009.**

(e)(25)	Waiver of Rights Under Registration Rights Agreement, dated as of April 16, 2009.**

(e)(26)	Letter Agreement, dated as of April 16, 2009, among the Company, Chairman Lee and Interpark.**

(e)(27)	Indemnification Agreement, dated as of November 16, 2007, between the Company and Interpark.**

(g)	None.

Appendix A	Opinion of Cowen and Company LLC to the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company, dated April 15, 2009.*

*	Included in the copy of the Schedule 14D-9 mailed to the Company Security Holders.

**	Filed herewith.

†	Exhibits have been omitted. The Company undertakes to furnish supplemental copies of any of the omitted exhibits upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2009

By:	/S/ YOUNG BAE KU

Name:	Young Bae Ku
Title:	Representative Director and Chief Executive Officer

Appendix A

April 15, 2009

Special Committee of The Board of Directors

– and –

The Board of Directors

Gmarket Inc.

9th Floor, LIG Tower, 649-11 Yeoksam-Dong

Gangnam-Gu, Seoul 135-912

Korea

Gentlemen:

The Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of Gmarket Inc., a company organized under the laws of the Republic of Korea (the “Company”), has requested that we render to the Special Committee and the Board our opinions as to:

(1) the fairness, from a financial point of view, to the holders of the common shares, par value 100 South Korean Won per share (the “Company Shares”), of the Company, and the holders of the American Depository Shares of the Company, each representing one Company Share (the “Company ADSs” and, together with the Company Shares, the “Company Securities”), other than the Contracting Non-Employee Company Securityholders (as defined below), of the Offer Price (as defined below) to be paid to the holders of Company Securities other than the Contracting Non-Employee Company Securityholders (the “Non-Contracting Company Securityholders”) pursuant to the terms of a Share Allocation and Tender Offer Agreement (the “Share Allocation and Tender Offer Agreement”) proposed to be entered into by and among eBay Inc., a Delaware corporation (“Parent”), eBay KTA (UK), Ltd., a company organized under the laws of the United Kingdom and an indirect wholly-owned subsidiary of Parent (“eBay Sub”), and the Company; and

(2) the fairness, from a financial point of view, to the Company of the IAC Transaction Consideration (as defined below).

The Special Committee has not asked us to render, and our opinion referred to in (1) above (the “Offer Price Opinion”) therefore does not address, the fairness, from a financial point of view, of the Offer Price to the Contracting Non-Employee Company Securityholders. The opinion referred to in (2) above is hereafter referred to as the “IAC Transaction Consideration Opinion” and, together with the Offer Price Opinion, as the “Opinions.”

As more specifically set forth in the Share Allocation and Tender Offer Agreement, and subject to the terms and conditions set forth therein, eBay Sub will make a cash tender offer (as it may be amended from time to time, the “Offer”) to acquire all of the issued and outstanding Company Securities (other than any Company Securities owned by eBay Sub or any of its affiliates), in each case (and without duplication for Company Shares underlying the Company ADSs) at a price of US $24.00 per Company Security (as it may be increased pursuant to Section 1.2(c) of the Share Allocation and Tender Offer Agreement or adjusted pursuant to Section 1.2(g) thereof, the “Offer Price”).

Also as more specifically set forth in the Share Allocation and Tender Offer Agreement, and subject to the terms and conditions set forth therein, if eBay Sub accepts any Company Securities for payment pursuant to the Offer the Company will allocate, issue and sell to eBay Sub, and eBay Sub will purchase from the Company (the “Share Allocation”) 23,131,071 newly-issued Company Shares (the “New Shares”) for a cash subscription price per New Share equal to the Offer Price (the aggregate purchase price for all of the New Shares sold pursuant to the Share Allocation being referred to herein as the “Share Allocation Purchase Price”).

Concurrently with the execution of the Share Allocation and Tender Offer Agreement, the Company, Parent and eBay Sub propose to enter into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which, subject to the terms and conditions set forth therein and following the closing of the Share Allocation, eBay Sub will sell to the Company, and the Company will purchase from eBay Sub (the “IAC Share Purchase”), all the shares of common stock of Internet Auction Co., Ltd., a corporation organized under the laws of the Republic of Korea (“IAC”), owned by eBay Sub, constituting approximately 99.99% of the outstanding shares of the common stock of IAC, for an aggregate cash purchase price of US $555,145,704, equal to the Share Allocation Purchase Price paid by eBay Sub to the Company in the Share Allocation (the aggregate purchase price paid by the Company for all of the shares of IAC purchased by the Company in the IAC Share Purchase being referred to herein, together with the Share Allocation Purchase Price paid to the Company by eBay Sub, as the “IAC Transaction Consideration”).

Also concurrently with the execution of the Share Allocation and Tender Offer Agreement, certain holders of Company Securities propose to enter into Agreements to Tender and Voting Agreements with Parent and eBay Sub (the “Agreements to Tender”), pursuant to which the Contracting Non-Employee Company Securityholders will agree (among other things) to tender their Company Securities to eBay Sub pursuant to the Offer. For the purposes of this opinion letter, the term “Contracting Non-Employee Company Securityholders” means those holders of Company Securities who sign Agreements to Tender other then holders of Company Securities who are employees of the Company.

Cowen and Company, LLC (“Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates actively trade the securities of the Company and Parent for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as exclusive financial advisor to the Special Committee in connection with the Offer, the Share Allocation and the IAC Share Purchase (collectively, the “Transaction”) and will receive a Transaction fee from the Company for our services pursuant to the terms of our engagement letter with the Special Committee dated December 9, 2008, as amended by an amendment dated April 13, 2009 (the “Engagement Letter”), all of which is contingent upon the consummation of the Offer. We will also receive a fee for providing each of the Opinions, which will be credited against the Transaction fee. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this opinion letter, Cowen has not had a material relationship with the Company or any other party to the Transaction, although we note that we acted as co-managing underwriter and co-representative of the underwriters in the Company’s initial public offering of Company ADSs in 2006, for which we received customary fees. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company, and may receive fees for the rendering of such services, in the event that the Transaction is not consummated.

In connection with the Opinions, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•

drafts (the “Latest Drafts”) of the Share Allocation and Tender Offer Agreement, the Agreements to Tender and the IAC Share Purchase Agreement (collectively, the “Transaction Agreements”), each dated April 11, 2009;

•	certain publicly available financial and other information, and certain other relevant financial and operating data, for the Company furnished to Cowen by the Company’s management;

•

certain financial and other information, and certain other relevant financial and operating data, for IAC furnished to Cowen by the respective managements (collectively, the “Parent Entities Managements”) of IAC and/or eBay Sub and/or Parent (collectively, “the Parent Entities”);

•	certain internal financial analyses, financial forecasts (the “Company Forecasts”), reports and other information concerning the Company prepared by the management of the Company;

•	certain internal financial analyses, financial forecasts (the “IAC Forecasts”), reports and other information concerning IAC prepared by the Parent Entities Managements;

•

discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

•

discussions we have had with certain members of the Parent Entities Managements concerning the historical and current business operations, financial condition and prospects of IAC and such other matters we deemed relevant;

•	the reported price and trading history of the Company ADSs as compared to the reported price and trading histories of certain publicly-traded companies we deemed relevant;

•	certain operating results of the Company and IAC, respectively, as compared to the operating results of certain publicly-traded companies we deemed relevant;

•

for purposes of the Offer Price Opinion, the premium implied by the Offer Price as compared to the premiums paid in transactions involving the acquisitions of certain publicly-traded companies we deemed relevant;

•

for purposes of the Offer Price Opinion, and based on the Company Forecasts, the unlevered free cash flows expected to be generated by the Company as a stand-alone entity to determine the present value of such cash flows on a discounted basis at various weighted-average costs of capital and exit multiples we deemed appropriate;

•

for purposes of the IAC Transaction Consideration Opinion, and based on certain historical financial information of the Company, the Company Forecasts, certain historical financial information of IAC and the IAC Forecasts, the relative contributions of the Company and IAC, respectively, to certain historical and projected financial metrics of the Company and IAC, treated as a combined company, as a result of the Transaction; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of the Opinions.

In conducting our review and arriving at the Opinions, we have, with the Special Committee’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company’s management as to the Company and by the Parent Entities Managements as to IAC, respectively, or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. We have relied upon, without independent verification, the assessments of the management of the Company and the Parent Entities Managements, respectively, as to the existing products and services of the Company and IAC, respectively, and the viability of, and risks associated with, the future products and services of the Company and IAC, respectively. In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company or IAC. We have further assumed that all information provided to us by the Company’s management as to the Company and the Parent Entities Managements as to IAC, respectively, is accurate and complete in all material respects. We have, with the Special Committee’s consent, assumed that the Company Forecasts and the IAC Forecasts, respectively, were reasonably prepared by the Company’s management and the Parent Entities Managements, respectively, on bases reflecting their best currently available estimates and good faith judgments as to the future performance of the Company and IAC, respectively, and that the Company Forecasts and the IAC Forecasts, respectively, provide a reasonable basis for the Opinions. We express no opinion as to the Company Forecasts or the IAC

Forecasts, or the bases on which they were prepared. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinions of which we become aware after the date hereof.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or IAC, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company, Parent, eBay Sub or IAC under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have not investigated, and make no assumption regarding, any litigation or other claims affecting the Company or IAC, including, without limitation, litigation claims based on the data breach involving personally identifiable information held by IAC that occurred in 2008. With respect to all legal matters relating to the Transaction, we have relied on the advice of legal counsel to the Company and legal counsel to the Special Committee. The Opinions address only the fairness, from a financial point of view, of the Offer Price to the Non-Contracting Company Securityholders and of the IAC Transaction Consideration to the Company, respectively. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. The Opinions are necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect the Opinions, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

For purposes of rendering the Opinions we have assumed, in all respects material to our analyses, that the representations and warranties of each party to be contained in the Transaction Agreements are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Transaction Agreements and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have further assumed that the final forms of the Transaction Agreements will be substantially similar to the Latest Drafts in all respects material to our analysis. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Transaction Agreements will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the Offer Price or the IAC Transaction Consideration.

It is understood that this opinion letter is intended for the benefit and use of the Special Committee and the Board in their respective considerations of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This opinion letter does not constitute a recommendation to any holder of Company Securities as to how such holder should respond to the Offer or vote such holder’s Company Securities in respect of the matters that the Share Allocation and Tender Offer Agreement requires to be submitted to a vote of holders of Company Securities as a condition to the consummation of the Offer, or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and the Opinions do not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition, we have not been requested to opine as to, and the Opinions do not in any manner address, the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public securityholders of the Company.

This opinion letter was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we hereby render our opinions that, as of the date hereof: (1) the Offer Price is fair, from a financial point of view, to the Non-Contracting Company Securityholders, and (2) the IAC Transaction Consideration is fair, from a financial point of view, to the Company.

Very truly yours,

Cowen and Company, LLC

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 4, 2009 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal for ADSs (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Letter of Transmittal for Common Shares (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(G)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(vii) to the Schedule TO).

(a)(1)(H)	Instructions for Completing Form W-8BEN (incorporated herein by reference to Exhibit (a)(1)(viii) to the Schedule TO).

(a)(2)(A)	Summary Advertisement as published on May 4, 2009 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(ix) to the Schedule TO).

(a)(2)(B)	Joint Press Release, dated April 16, 2009, issued the Company and Parent (incorporated herein by reference to the Schedule 14D-9C filed with the SEC by the Company on April 16, 2009).

(a)(2)(C)	Email distributed by the Company’s Chief Executive Officer of the Company, dated April 16, 2009 (incorporated herein by reference to the Schedule 14D-9C filed with the SEC by the Company on April 16, 2009).

(a)(2)(D)	Letter to Company Security Holders from the Chairman of the Special Committee, dated May 4, 2009.**

(e)(1)	Share Allocation and Tender Offer Agreement, dated as of April 16, 2009, by and among the Company, Acquisition Sub and Parent (incorporated herein by reference to the Form 8-K filed by eBay with the SEC on April 16, 2009).

(e)(2)	IAC Share Purchase Agreement, dated as of April 16, 2009, among the Company, Parent and Acquisition Sub (incorporated herein by reference to the Form 8-K filed by Parent with the SEC on April 16, 2009).

(e)(3)	Form of Agreement to Tender and Voting Agreement, dated as of April 16, 2009, entered into by and among Parent, Acquisition Sub and each of Duckjun (D.J.) Lee, Dae Sik Yang, Kwang Jin Roo and Young Bae Ku (incorporated herein by reference to Exhibit (d)(2)(i) to the Schedule TO).

(e)(4)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Interpark (incorporated herein by reference to Exhibit (d)(2)(ii) to the Schedule TO).

Exhibit No.	Description
(e)(5)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Chairman Lee (incorporated herein by reference to Exhibit (d)(2)(iii) to the Schedule TO).

(e)(6)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Yahoo! Inc. (incorporated herein by reference to Exhibit (d)(2)(iv) to the Schedule TO).

(e)(7)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Yahoo! Korea (incorporated herein by reference to Exhibit (d)(2)(v) to the Schedule TO).

(e)(8)	Agreement to Tender and Voting Agreement, dated as of April 15, 2009, by and among Parent, Acquisition Sub and KB Securities (incorporated herein by reference to Exhibit (d)(2)(vi) to the Schedule TO).

(e)(9)	Agreement to Tender and Voting Agreement, dated as of April 15, 2009, by and among Parent, Acquisition Sub and Wilshire Norman (incorporated herein by reference to Exhibit (d)(2)(vii) to the Schedule TO).

(e)(10)	Confidentiality Agreement, dated as of January 17, 2009, by and among Parent, the Company, Interpark and Chairman Lee.**†

(e)(11)	Key Shareholder Agreement, dated as of April 16, 2009, by Interpark, in favor of, and for the benefit of, Parent, IAC and the other beneficiaries named therein (incorporated herein by reference to Exhibit (d)(3)(i) to the Schedule TO).

(e)(12)	Key Shareholder Agreement, dated as of April 16, 2009, by Chairman Lee, in favor of, and for the benefit of, Parent, IAC and the other beneficiaries named therein (incorporated herein by reference to Exhibit (d)(3)(ii) to the Schedule TO).

(e)(13)	Form of Appointee Confidentiality, Non-Competition and Non-Solicitation Agreement, dated as of April 16, 2009, entered into by each of Young Bae Ku and Kwang Jin Ryoo in favor of, and for the benefit of, the Company (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).

(e)(14)	Service Agreement, dated as of April 16, 2009, by and between the Company and Young Bae Ku, including Attachment 1 thereto (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO).

(e)(15)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(16)	Letter Agreement between the Company and Duckjun Lee dated June 2, 2005 (incorporated by reference to Exhibit 10.4 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(17)	Letter Agreement between the Company and Massoud Entekhabi dated December 1, 2005 (incorporated by reference to Exhibit 10.9 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(18)	Letter Agreement between the Company and Hakkyun Kim dated December 2, 2005 (incorporated by reference to Exhibit 10.10 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(19)	Letter Agreement between the Company and Joon-Ho Hahm dated December 2, 2005 (incorporated by reference to Exhibit 10.10 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(20)	Stock Option Agreement between the Company and Massoud Entekhabi dated December 2, 2005.**

(e)(21)	Stock Option Agreement between the Company and Paul J. Lee dated March 28, 2006.**

Exhibit No.	Description
(e)(22)	Shareholders Agreement dated June 12, 2006 (incorporated by reference to Exhibit 4.3 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(23)	Amended and Restated Registration Rights Agreement, dated as of June 12, 2006 (incorporated by reference to Exhibit 4.4 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).

(e)(24)	Waiver of Rights Under Shareholders Agreement, dated as of April 16, 2009.**

(e)(25)	Waiver of Rights Under Registration Rights Agreement, dated as of April 16, 2009.**

(e)(26)	Letter Agreement, dated as of April 16, 2009, among the Company, Chairman Lee and Interpark.**

(e)(27)	Indemnification Agreement, dated as of November 16, 2007, between the Company and Interpark.**

(g)	None.

Appendix A	Opinion of Cowen and Company LLC to the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company, dated April 15, 2009.*

*	Included in the copy of the Schedule 14D-9 mailed to the Company Security Holders.

**	Filed herewith.

†	Exhibits have been omitted. The Company undertakes to furnish supplemental copies of any of the omitted exhibits upon request by the U.S. Securities and Exchange Commission.